     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 1999

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
                            ------------------------
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           BAKER & TAYLOR CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             5009                            56-1767111
   (State or other jurisdiction       (Primary Standard Industrial              (IRS Employer
of incorporation or organization)       Classification Code No.)             Identification No.)

                            ------------------------
                            2709 Water Ridge Parkway
                              Charlotte, NC 28217
                                 (704) 357-3500
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------
                               SUSAN E. BACKSTROM
              Secretary, Senior Vice President and General Counsel
                           1200 U.S. Highway 22 East
                             Bridgewater, NJ 08807
                                 (908) 429-6412
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------
                                   COPIES TO:

             JOHN D. WATSON, JR., ESQ.                           NICHOLAS P. SAGGESE, ESQ.
                 LATHAM & WATKINS                        SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
          1001 PENNSYLVANIA AVENUE, N.W.                    300 SOUTH GRAND AVENUE, SUITE 3400
               WASHINGTON, DC 20004                                LOS ANGELES, CA 90071
                  (202) 637-2200                                      (213) 687-5000

                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
         TITLE OF EACH CLASS OF                     PROPOSED MAXIMUM
      SECURITIES TO BE REGISTERED              AGGREGATE OFFERING PRICE(1)             AMOUNT OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value                          $75,000,000                               $20,850
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     SUBJECT TO COMPLETION -- JULY 23, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PROSPECTUS
             , 1999

                           BAKER & TAYLOR CORPORATION

                             SHARES OF COMMON STOCK

--------------------------------------------------------------------------------

BAKER & TAYLOR:

- We are a leading full-line distributor of books, videos and music products to Internet and traditional retailers and institutional customers. We also provide our customers with value-added proprietary data products and customized management and outsourcing services.

- Baker & Taylor Corporation
  2709 Water Ridge Parkway
  Charlotte, NC 28217
  (704) 357-3500
  www.baker-taylor.com
  The information on our web site is not part of this prospectus.

PROPOSED SYMBOL AND MARKET:

-  _______ / ________

THE OFFERING:

- We are offering           of the shares and existing stockholders are offering
            of the shares.

- The underwriters have an option to purchase an additional           shares
  from Baker & Taylor to cover over-allotments.

- This is our initial public offering, and no public market currently exists for our shares.

- We anticipate that the initial public offering price will be between $     and
  $     per share.

- We plan to use the proceeds from this offering to increase the availability under our receivables financing facility, to fund the expansion of our distribution facilities and for other general corporate purposes. We will not receive any proceeds from the shares sold by the selling stockholders.

- Closing:                , 1999

----------------------------------------------------------------------------
                                                    PER SHARE      TOTAL
----------------------------------------------------------------------------
Public offering price:                               $          $
Underwriting fees:
Proceeds to Baker & Taylor:
Proceeds to the selling stockholders:
----------------------------------------------------------------------------

  THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.
--------------------------------------------------------------------------------
Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE  CREDIT SUISSE FIRST BOSTON

                    ----------------------------------------
                            BEAR, STEARNS & CO. INC.

             The undersigned is facilitating Internet distribution
                                 DLJDIRECT INC.

WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY US FEDERAL SECURITIES LAW TO OFFER THESE SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL THE DOCUMENTATION FILED WITH THE SEC RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

                               TABLE OF CONTENTS

                                      PAGE
Prospectus Summary..................    1
Risk Factors........................    6
Use of Proceeds.....................   15
Dividend Policy.....................   15
Dilution............................   16
Capitalization......................   17
Unaudited Pro Forma Financial
  Statements........................   18
Selected Consolidated Historical
  Financial Data....................   22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................   24
Business............................   33
Management..........................   45

                                      PAGE
Certain Relationships and Related
  Transactions......................   51
Principal and Selling
  Stockholders......................   54
Description of Capital Stock........   55
Description of Certain
  Indebtedness......................   58
Shares Eligible for Future Sale.....   61
U.S. Federal Tax Considerations for
  Non-U.S. Holders..................   62
Underwriting........................   66
Experts.............................   68
Legal Matters.......................   68
Additional Information..............   69
Index to Consolidated Financial
  Statements........................  F-1

                            ------------------------

     Unless otherwise indicated, all information in this prospectus (1) assumes no exercise of the over-allotment option to purchase additional shares of common stock granted to the underwriters, (2) reflects a 20 for 1 stock split which
became effective on June 24, 1999 and (3) reflects a                stock split
which is being implemented prior to the completion of this offering. In this prospectus, we will refer to Baker & Taylor Corporation and its subsidiaries, collectively, as "Baker & Taylor," "we" and "us." Our fiscal year ends on the last Friday in June, consists of 52 or 53 weeks and is named for the year in which it ends. For example, fiscal 1999 refers to the 52-week period which ended June 25, 1999.

     We own or have the rights to various trademarks and trade names used in our business. These include Baker & Taylor(R), B&T MARC(R), Libris 2020(R), Talk Media(R), B&T Express Wired(TM) and Title Source II(TM). This prospectus also includes trademarks, service marks and trade names of other companies.
                            ------------------------

                              [Graphics to follow]

                               PROSPECTUS SUMMARY

     This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including the financial data and related notes, before making an investment decision.

                                 BAKER & TAYLOR

     We are a leading full-line distributor of books, videos and music products to Internet and traditional retailers and institutional customers. We also provide our customers with value-added proprietary data products and customized management and outsourcing services. We have been in business over 100 years and have developed significant industry expertise and strong, long-term relationships with our customers and with the major book publishers, movie studios and record labels.

     We have more than 20,000 retailer and 28,000 institutional customers. Our Internet retailer customers include operators of three of the most frequently visited e-commerce sites: Amazon.com, Barnesandnoble.com and CDNow.com. Traditional retailer customers include superstore retailers such as Barnes & Noble, Books A Million and Virgin Entertainment as well as independent bookstores and chain retailers. Our institutional customers consist primarily of public, academic and school libraries such as the New York Public Library, the University of Southern California and the Chicago Public School System. In fiscal 1999, we generated pro forma net sales, after giving effect to the recently completed Yankee acquisition, of approximately $1.1 billion and pro forma EBITDA of $33.3 million compared to pro forma net sales and pro forma EBITDA of approximately $892.2 million and $17.9 million in fiscal 1997, respectively. These results represent compound annual growth rates of 11.7% and 36.5%, respectively.

     Book, video and music retailing has undergone dramatic changes in recent years. These include the advent and rapid growth of Internet retailing, the emergence of the superstore format and the development of stores that offer books, videos and music products at a single location. We provide critical distribution and information services within the distribution chains for books, videos and music products by offering our customers multiple product lines, accurate product information, a wide variety of immediately available titles and fast and flexible fulfillment services.

     Our flexible and scalable distribution system is one of the most efficient in the industry. We maintain one of the largest combined in-stock book, video and music inventories in the United States with approximately 250,000 book, 40,000 video and 95,000 music titles from over 28,000 suppliers. In fiscal 1999, we supplied more than 75 million books, videos and music products, up from approximately 67 million in fiscal 1998. Our distribution system allows us to reach approximately 70% of the U.S. population via one-day ground delivery and 90% via two-day ground delivery. We currently generate more than 25% of our retailer customer revenues from Internet retailers and our distribution system is particularly well suited to the unique aspects of Internet retailing, including offering direct-to-consumer fulfillment. We have initiated a $38.5 million capital expenditure program to expand our four major regional distribution centers. In addition, we plan to close all but one of our smaller distribution centers and integrate our video and music distribution system with our book distribution system. This program will increase our warehouse space by approximately 60% to 1.2 million square feet and our shipping capacity by approximately 70% to approximately 166 million units per year. By housing multiple products in a single distribution center, we will be able to ship books, videos and music products together in one package. We believe this ability will create a significant competitive advantage in our Internet fulfillment strategy. We expect the expansion to be substantially completed by November 1999 and the closing of the smaller distribution centers to be substantially completed by June 2000.

     Our proprietary database contains detailed, comprehensive, up-to-date information on over 3.5 million book, 85,000 video and 240,000 music titles. This database is the foundation of our value-added information services. It provides us with an important strategic advantage in creating value for customers and suppliers. The database is available on a subscription basis either on-line or on

CD-ROM in user-friendly formats with powerful search capabilities. The database is also licensed by a number of suppliers and customers, including Amazon.com which uses it as one of the key elements of its virtual store. In addition to the database, we have developed a suite of additional management and outsourcing services, including electronic ordering and collection development systems, which are designed to help our retailer and institutional customers operate more effectively and efficiently.

     The markets we serve are vast and growing. According to Veronis, Suhler & Associates, Inc., the 1997 total U.S. consumer market for books, videos and music products was approximately $43 billion and is projected to grow to over $56 billion in 2002, representing a 5.4% compound annual growth rate. We sold approximately $644 million of books, videos and music products to retailers in fiscal 1999, representing an increase of over 20% from the prior year. The on-line retail market for books, videos and music products is forecast by Forrester Research to grow from approximately $970 million in 1998 to over $6.8 billion in 2003, representing a 47.6% compound annual growth rate. In fiscal 1999, we supplied approximately $166 million of books, videos and music products to Internet retailers, a 331% increase over the prior year. Total sales of books, videos and music products to institutions were estimated by the Book Industry Study Group to be approximately $1.9 billion in 1997. We believe we are the largest independent distributor of these products to institutions, with total sales of approximately $377 million in fiscal 1999.

BUSINESS STRATEGY

     We believe we are well positioned to take advantage of the trends in the retailer and institutional markets. As Internet retailing continues to grow and traditional storefront retailing continues to evolve, we believe our proven ability to provide a combination of a broad mix of products, value-added information services and customized fulfillment services will enable us to capture an increasing market share. In addition, the quest for operating efficiencies in the institutional market is producing increased opportunities for our technology-based outsourcing and consulting services. In order to take advantage of these trends and increase our sales and profitability, we intend to:

     - grow our retailer business by expanding our sales force and service offerings targeting Internet and superstore retailers;

     - leverage our database and information systems to develop service offerings with greater e-commerce functionality to attract and retain customers across all our served markets;

     - expand our leadership position in the institutional market;

     - enhance our distribution and fulfillment capabilities to maximize operating efficiencies; and

     - pursue strategic acquisitions.

YANKEE ACQUISITION

     On June 30, 1999 we purchased Yankee Book Peddler for $14.8 million, net of $3.2 million cash acquired, and the assumption of $2.0 million in debt. Yankee is a leading supplier of books and information services to the academic library market and has developed a number of proprietary technologies and services. For the 12 months ended June 30, 1999, Yankee generated sales of $91.0 million and EBITDA of $2.4 million. We believe the acquisition of Yankee makes us the largest distributor to the academic library market and also provides us with complementary technologies that can be integrated into our suite of value-added services. We believe that Yankee's position as a leading service provider to academic libraries, combined with our extensive inventory and distribution capabilities, provides us with a significant competitive advantage in serving the academic library market. The Yankee acquisition also brings us an established customer base of approximately 900 academic libraries.

                                  THE OFFERING

     The number of shares of common stock to be outstanding after this offering
is based on                shares outstanding at June 25, 1999, excluding
               shares of common stock issuable upon the exercise of options
outstanding at a weighted average exercise price of $     per share and
               shares reserved for future grants under our 1999 stock plan.

Common stock offered by:

  Baker & Taylor.................              shares

  Selling stockholders...........     ________ shares

     Total.......................              shares

Common stock to be outstanding
after this offering..............              shares

Use of proceeds..................    We plan to use the proceeds from this
                                     offering to increase the availability under our receivables financing facility, to fund the expansion of our distribution facilities and for other general corporate purposes. We will not receive any proceeds from the shares sold by the selling stockholders.

Proposed        symbol...........

          SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following summary historical and pro forma financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and notes thereto and "Unaudited Pro Forma Financial Statements" included elsewhere in this prospectus. Our fiscal year ends on the last Friday in June. The 1995 fiscal year was a 53-week period and the 1996, 1997, 1998, and 1999 fiscal years were 52-week periods.

                                                                                            PRO FORMA
                                                       FISCAL YEAR                         AS ADJUSTED
                                  ------------------------------------------------------   FISCAL YEAR
                                    1995       1996       1997       1998        1999        1999(1)
                                  --------   --------   --------   --------   ----------   ------------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales.......................  $783,548   $751,309   $828,781   $883,242   $1,021,374    $1,112,398
Cost of sales...................   664,241    634,899    703,733    747,595      857,231       932,348
                                  --------   --------   --------   --------   ----------    ----------
Gross margin....................   119,307    116,410    125,048    135,647      164,143       180,050
Operating expenses..............   115,428    110,362    117,773    126,656      143,944       159,858
Restructuring charge............        --         --         --         --        7,350         7,350
Litigation settlement...........        --         --         --         --        3,000         3,000
                                  --------   --------   --------   --------   ----------    ----------
Operating income................     3,879      6,048      7,275      8,991        9,849         9,842
Net losses (gains) on
  investments...................        --         --         --         --      (33,994)      (33,994)
Loss on sales of receivables....     5,911      5,789      6,130      6,382        6,511         4,780
Interest expense (income),
  net...........................     2,874      3,652      3,572        215         (485)          418
Other expense (income), net.....    (1,249)      (190)       535      1,480          999         1,119
                                  --------   --------   --------   --------   ----------    ----------
Net income (loss) from
  operations before taxes.......    (3,657)    (3,203)    (2,962)       914       36,818        37,519
Income tax expense (benefit)....        --         --         --    (23,065)      14,861        15,319
                                  --------   --------   --------   --------   ----------    ----------
Net income (loss) from
  operations before
  extraordinary item............    (3,657)    (3,203)    (2,962)    23,979       21,957        22,200
Extraordinary item, net of
  income taxes..................        --         --         --     28,720           --            --
                                  --------   --------   --------   --------   ----------    ----------
Net income (loss)...............  $ (3,657)  $ (3,203)  $ (2,962)  $ 52,699   $   21,957    $   22,200
                                  ========   ========   ========   ========   ==========    ==========
Net income (loss) per share:
  Basic before extraordinary
     item net of taxes..........  $          $          $          $          $             $
  Basic.........................
  Diluted before extraordinary
     item.......................
  Diluted.......................
Dividend per share..............
Weighted average shares
  outstanding:
  Basic.........................
  Diluted.......................

                                                                                            PRO FORMA
                                                       FISCAL YEAR                         AS ADJUSTED
                                  ------------------------------------------------------   FISCAL YEAR
                                    1995       1996       1997       1998        1999        1999(1)
                                  --------   --------   --------   --------   ----------   ------------
                                                             (IN THOUSANDS)
OTHER FINANCIAL DATA:
EBITDA(2).......................  $  8,625   $ 12,877   $ 15,670   $ 18,473   $   30,878    $   33,297
Depreciation and amortization...     4,746      6,829      8,395      9,482       10,679        13,105
Net cash provided by (used in)
  operating activities..........   (15,845)    19,494     (2,432)    14,709       (8,429)           --
Net cash provided by (used in)
  investing activities..........   (12,426)    (4,857)    (2,332)   (19,183)      19,641            --
Net cash provided by (used in)
  financing activities..........        --         --         --      4,873      (11,066)           --

                                                                 AS OF JUNE 25, 1999
                                                              -------------------------
                                                                           PRO FORMA
                                                               ACTUAL    AS ADJUSTED(3)
                                                              --------   --------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 20,230      $ 20,416
Total assets................................................   310,831       404,344
Long-term debt, including current portion...................    10,083        12,131
Total stockholders' equity..................................    15,164        85,164

-------------------------
(1) The pro forma as adjusted statement of operations data and other financial data have been prepared to reflect (a) the acquisition of Yankee Book Peddler, Inc. as if it occurred on June 27, 1998, the beginning of fiscal
    1999 and (b) the effect of the offering of              shares of our common
    stock, assuming an initial offering price of $         per share, the
    mid-point of the range of the expected initial public offering price per share, as if the offering occurred at the beginning of fiscal 1999.

(2) EBITDA represents earnings before deductions for net interest expense, loss on sales of receivables, income taxes, depreciation, amortization, net gains on investments, other income and expense, restructuring charge and litigation settlement. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles. We believe that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties. Accordingly, we have presented EBITDA to permit a more complete analysis of our operating performance. Because not all companies calculate EBITDA using the same methods, the figure set forth above may not be comparable to EBITDA reported by other companies.

(3) The pro forma as adjusted balance sheet data has been prepared to reflect
    (a) the acquisition of Yankee Book Peddler, Inc. and (b) the effect of the
    offering of              shares of our common stock, assuming an initial
    offering price of $         per share, the midpoint of the range of the
    expected initial public offering price per share, as if they had each occurred on June 25, 1999, the end of fiscal 1999.

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware of various risks, including those described below. You should carefully consider these risk factors with all the other information included in this prospectus before deciding to invest in shares of our common stock.

RISKS RELATING TO OUR BUSINESS

OUR SALES COULD BE ADVERSELY AFFECTED IF WE LOSE ANY OF OUR LARGEST CUSTOMERS, IF THEY MATERIALLY REDUCE THEIR RELIANCE ON DISTRIBUTORS OR IF THEY ARE UNABLE TO PAY AMOUNTS DUE US

     If any of our largest customers were to stop or materially reduce their purchasing from us, or were unable to pay our invoices, our financial results could be adversely affected. During fiscal 1999, our top five customers in the aggregate accounted for approximately 30% of our sales. We generally do not have long term contracts with our retailer customers or minimum purchase requirements. We expect that our sales to one of our largest retailer customers, Blockbuster Entertainment, will decrease significantly in the next fiscal year due to the expansion of Blockbuster's self-distribution capability. While we believe that this loss in sales will be offset by increases in sales to other customers, we cannot be sure that these offsetting increases will occur or that we will not lose sales to other large customers in the future. In addition, there is the possibility that our larger customers could bypass distributors and materially increase their volume of products purchased directly from publishers, movie studios and record labels and producers. The concentration of sales to our largest customers also exposes us to credit risks associated with the financial viability of our customers. We believe our percentage of sales to our largest customers will continue to represent a significant portion of our sales.

IF WE ARE NOT ABLE TO IMPLEMENT OUR DISTRIBUTION CENTER INTEGRATION AND EXPANSION PROGRAM, OUR
GROWTH WILL SUFFER AND OUR COSTS MAY INCREASE

     Our growth depends in large part on our ability to expand our current warehouse space and consolidate our book and entertainment distribution centers. We may not be able successfully to achieve all of our planned expansion and integration or it may cost more to carry out than we currently anticipate. Our planned warehouse expansion and integration could present operational challenges different from those we currently face. For example, the consolidated distribution centers may not be effectively integrated and, contrary to plan, they may not initially increase our overall efficiency.

     The consolidation of our book and entertainment distribution centers will also require us to integrate our video and music product distribution processes into our existing book distribution system. Because our continued growth is dependent, in part, on our ability to increase and consolidate warehouse capacity, our overall profitability could suffer if we are unable to execute this program in an effective or timely manner.

DEPENDENCE ON A LIMITED NUMBER OF KEY SUPPLIERS LEAVES US VULNERABLE TO INTERRUPTIONS IN THE SUPPLY
OF THE PRODUCTS WE DISTRIBUTE AND COST INCREASES THAT COULD CAUSE A DECLINE IN OUR SALES OR A
REDUCTION IN OUR EARNINGS

     If our suppliers do not provide us with sufficient quantities of the products we sell, our sales and profitability will suffer. Products supplied to us by our top ten suppliers represented approximately 50% of purchases in fiscal 1999. Our dependence on our principal suppliers involves risk, and if there is a disruption in supply from a principal manufacturer or publisher, we may be unable to obtain the merchandise we desire to sell. In addition, we normally receive products from suppliers at a discounted price from which we establish our prices to our customers. If these discounts were discontinued or reduced our sales could be adversely affected. Finally, some of the products we distribute are available from only a single supplier and if that supplier refused to provide us with the product, our sales could decrease.

A DISRUPTION IN THE OPERATIONS OF OUR KEY SHIPPERS COULD CAUSE A DECLINE IN OUR SALES OR A REDUCTION IN OUR EARNINGS

     We are dependent on a number of commercial freight carriers and the United States Postal Service to deliver our products. If the operations of these carriers are disrupted for any reason, we may be unable to deliver our products to our customers on a timely basis. If we cannot deliver our products in an efficient and timely manner, our sales and profitability will suffer. While the choice of carriers is a fact based determination depending on a customer's characteristics, we currently rely on United Parcel Service and Roadway Package System to deliver approximately 80% of our products.

IF COMMERCIAL USE OF THE INTERNET DOES NOT CONTINUE TO GROW, OUR GROWTH IN THE RETAILER MARKET COULD SLOW AND WE COULD BE MATERIALLY ADVERSELY AFFECTED

     Our business plan anticipates a substantial increase in sales to Internet retailers. If Internet retailing does not grow as anticipated, our business could be adversely affected. Our early relationship with Amazon.com and the rapid growth in Internet retailing have dramatically increased our growth. Our business plan anticipates significant growth in enhanced fulfillment services including consumer direct fulfillment on behalf of our Internet retailer customers. However, the Internet retail market is rapidly evolving and depends upon market acceptance of new methods for purchasing and distributing products, which involves a high degree of uncertainty. There can be no assurance that our enhanced fulfillment services will be adopted by Internet retailers or that our expansion into e-commerce will continue to be profitable.

     The success of Internet retailing depends upon continued growth in use of the Internet by consumers as a medium for commerce. This growth is dependent on a number of factors beyond our control. Failure of the Internet infrastructure to support increased demands placed on it by continued growth, reluctance of consumers to adopt Internet commerce due to electronic commerce security risks, or system interruptions that result in reduced performance in the fulfillment of orders could reduce the volume of goods sold on the Internet and have a negative impact on our Internet initiatives.

OUR BUSINESS AND RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED IF WE ARE REQUIRED TO MAKE SUBSTANTIAL PAYMENTS AS THE RESULT OF PENDING OR POTENTIAL LITIGATION

     We are a defendant in a False Claims Act case currently pending in federal district court. In June 1999, we entered into a settlement agreement with the federal government in which we paid $3.0 million in return for the federal government agreeing to the dismissal of all its claims. However, the State of California's False Claims Act case is still pending against us. There are also a number of other states which have initiated or may initiate lawsuits against us based on essentially the same claim raised in the False Claims Act case. We cannot estimate the total potential liability to which we might be exposed as a result of these suits. We believe that if one or more of these suits results in judgments against us our business and results of operations could be materially adversely affected. It also is possible that criminal or administrative actions, including proceedings to exclude us from government contracting, may be brought against us based on the allegations in the False Claims Act case. For a more detailed discussion of the False Claims Act case and related cases see "Business -- Legal Proceedings."

THE RETAILER BUSINESS IS GENERALLY SEASONAL IN NATURE, AND OUR RESULTS CAN BE AFFECTED BY THE SUCCESS OF OUR RETAILER CUSTOMERS' CHRISTMAS SELLING SEASON

     Seasonal shopping patterns affect our retailer business. As our retailer sales grow we expect that an increasing portion of our sales will occur in the fourth calendar quarter, coinciding with the Christmas holiday shopping season. Therefore, our results of operations for the entire year may depend more heavily on our second fiscal quarter results. Factors that could adversely affect our sales and profitability in the second fiscal quarter include:

     - unavailability of and low customer demand for particular products;

     - unfavorable economic conditions;

     - inability to hire adequate temporary personnel; and

     - inability to maintain adequate inventory levels.

CHANGES IN THE WAY BOOKS, VIDEOS AND MUSIC PRODUCTS ARE DISTRIBUTED COULD RESULT IN A DECREASE IN THE NUMBER OF OUR CUSTOMERS AND A DECREASE IN OUR SALES

     New distribution formats for videos and music products have recently emerged which allow the delivery of videos and music electronically over the Internet. If these alternative formats, such as MP3, grow in popularity and are broadly accepted by consumers, our role in the distribution chain could be significantly reduced. Such a reduction in our role would also occur if large retailers continue to increase the percentage of the products that they acquire directly from publishers, movie studios and record labels. Any significant change in the current distribution model for books, videos and music products which results in a decreased role for full-line distributors could have an adverse effect on our business and results of operations.

WE COULD HAVE INVENTORY RISK DUE TO AN INABILITY TO RETURN PRODUCTS

     We bear inventory risk associated with the financial viability of our suppliers. If a supplier cannot provide refunds in cash for the inventory we desire to return, we may be forced to expense such inventory costs if we are unable to sell the inventory. If we fail to manage our inventory and to avoid accumulating substantial products that cannot be returned, our financial results could be adversely affected.

OUR OPERATIONS COULD BE DISRUPTED IF OUR INFORMATION SYSTEMS FAIL, CAUSING INCREASED EXPENSES AND LOSS OF SALES

     Our business depends on the efficient and uninterrupted operation of our computer and communications software and hardware systems. Our information systems, including our warehouse management systems, are currently managed for us under an outsourcing agreement. If our systems were to fail or if our outsourcing provider failed to provide the appropriate level of service required to operate and maintain our systems, our operations and financial results could be adversely affected. In addition, we must effectively expand the capacity of our information systems to accommodate our anticipated growth or our operations could suffer.

     We have formal disaster recovery plans in place. However, these plans may not be entirely successful in preventing delays or other complications that could arise from information systems failure and if they are not successful, our business interruption insurance may not adequately compensate us for losses that may occur.

OUR COMPUTER SYSTEMS AND THOSE OF OUR KEY SUPPLIERS AND CUSTOMERS MAY NOT BE YEAR 2000 COMPLIANT, WHICH MAY DISRUPT OUR OPERATIONS

     We face risks associated with the fact that many existing computer systems and software products do not properly recognize dates after December 31, 1999. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to receive shipments, take orders, ship products to customers, process financial information or engage in similar normal business activities.

     We are contacting many of our significant suppliers, customers and shippers to determine our vulnerability if they fail to remedy their own potential year 2000 problems. Our key suppliers, customers, and shippers may face year 2000 problems, and if not effectively remedied, they could disrupt our operations. Moreover, while we would seek to use other suppliers or service providers, if those with whom we currently have a relationship are not year 2000 compliant, we may not be able to identify suitable substitutes on a basis that would avoid disruptions to our operations. We would likely be unable to identify substitutes for many of our suppliers who are the sole source of supply for their products. In addition, because a majority of our retailer customer orders are taken electronically, year 2000 non-compliance on their part could also disrupt our operations. For more information about the effect of the year 2000 problem on us, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

WE DEPEND ON EXECUTIVE MANAGEMENT AND OTHER PERSONNEL, THE LOSS OF WHICH WOULD ADVERSELY AFFECT OUR BUSINESS

     We believe that our continued growth and profitability depend on the continued employment of our management team. If one or more members of our executive management team were unable or unwilling to continue in their present positions, our profitability could suffer. We do not carry key person life insurance on any member of our executive management team. We do not have employment agreements with members of our executive management team other than Gary Rautenstrauch and Robert Doran.

DEVELOPING AND EXPANDING OUR OPERATIONS WILL DEPEND, AMONG OTHER THINGS, ON OUR MANAGEMENT'S ABILITY TO SUCCESSFULLY INTEGRATE THE COMPANIES WE HAVE ACQUIRED

     We recently have acquired Professional Media Service Corp. and Yankee Book Peddler. We cannot be certain that we will be able to successfully integrate these businesses into our own, or that these businesses will perform as expected. Our failure to successfully integrate an acquired company or its subsequent under-performance could have a material adverse effect on our business, results of operations and financial condition.

WE MAY UNDERTAKE ADDITIONAL ACQUISITIONS WHICH MAY POSE RISKS TO OUR BUSINESS AND HARM OUR
OPERATING RESULTS

     Our business plan contemplates additional acquisitions which we may or may not undertake. If we do, our risks may increase because:

     - we may pay more than the acquired company is worth;

     - we may be entering markets in which we have limited prior experience;

     - our ongoing business may be disrupted and resources and management time diverted; and

     - our accounting for acquisitions could require us to amortize substantial goodwill, adversely affecting our reported results of operations.

In addition, once we have made an acquisition we may face additional risks because:

     - it may be difficult to assimilate acquired operations and personnel;

     - we may not be able to retain the management and other key personnel of the acquired business;

     - we may not be able to maintain uniform standards, controls, procedures and policies; and

     - changing management may impair relationships with an acquired business' employees, suppliers or customers.

INFRINGEMENT OR LEGAL ACTION INVOLVING OUR INTELLECTUAL PROPERTY COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION

     We believe that our trademarks and other proprietary rights, including our database and related information services, are material to our success and competitive position. Accordingly, we devote resources to the establishment and protection of our intellectual property in the United States and Europe. The actions we take may not be adequate to protect our intellectual property or to prevent imitation by others. Further, while the structure and organization of the database is proprietary information, it is unclear what, if any, proprietary rights we have in much of the information contained on the database. Other persons could, in the future, assert rights in, or ownership of, our intellectual property rights. We may not be able to successfully resolve these potential conflicts. In addition, the laws of foreign countries may not always protect intellectual property to the same extent as do the laws of the United States.

WE MAY BE LIABLE IF OUR SUPPLIERS FAIL TO COMPLY WITH COPYRIGHT LAWS

     Substantially all of the books, videos and music products we sell are subject to copyright laws and licenses that limit the manner and geographic area in which these products may be sold and provide royalties to the copyright owners. Any sales of these products in violation of these laws and licenses by anyone in the chain of distribution may subject us to monetary damages and confiscation of the products. We distribute thousands of titles from different authors and artists over numerous jurisdictions and rely primarily on our suppliers to ensure compliance with the copyright laws, some of which may be conflicting or not clearly developed, and payment of appropriate royalties. Although we have not experienced a material loss due to copyright violations, we could be damaged in the future by copyright violations by someone in our distribution channel.

OUR BUSINESS IS SUBJECT TO FEDERAL, STATE AND LOCAL ENVIRONMENTAL LAWS AND REGULATIONS WHICH COULD RESULT IN SUBSTANTIAL COSTS TO US

     The cost of complying with environmental regulations or liability imposed on us due to noncompliance, if any, could be substantial. The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and similar state superfund statutes generally impose joint and several liability on present and former owners and operators for remediation of contaminated properties, regardless of fault. Historically, a number of underground storage tanks were located on our properties. Currently, we know of no remediation issues at our properties but cannot rule out the possibility that such issues could arise in the future.

WE CONDUCT A PORTION OF OUR BUSINESS INTERNATIONALLY WHICH PRESENTS ADDITIONAL RISKS OVER AND ABOVE THOSE ASSOCIATED WITH OUR DOMESTIC OPERATIONS

     Approximately 5% of our revenue in fiscal 1999 was derived from our international sales. Delivering products outside the United States is more costly and difficult and we cannot be sure that we will be able to continue to deliver our products outside the United States efficiently. In addition, further expansion of our international sales may be difficult because video and music distribution internationally is limited by copyright laws which greatly impede our ability to sell these products abroad. Additional risks inherent in conducting business internationally include:

     - unexpected changes in regulatory requirements;

     - import and export restrictions, including differing copyright and intellectual property protections;

     - tariffs and other trade barriers;

     - differing technology standards;

     - employment laws and practices in foreign countries;

     - political instability;

     - imposition of currency exchange controls; and

     - potentially adverse tax consequences.

     Any of these risks could adversely affect our international operations. We cannot be sure that one or more of these factors will not have a material adverse effect on our current or future international operations and, consequently, on our business, results of operations and financial condition.

RISKS RELATING TO OUR INDUSTRY

THE COMPETITION WE FACE FROM OTHER DISTRIBUTORS MAY CAUSE US TO LOSE MARKET
SHARE

     We provide products to two distinct, highly competitive markets which are served by a variety of national and regional companies, all of which are either existing or potential competitors. In the retailer market our primary competitors are Ingram Book Group, Ingram Entertainment, Valley Media, Alliance Entertainment and several regional wholesalers. In the institutional market our primary competitors are Ingram Book Group, Brodart Company, Book Wholesalers Inc., Blackwell Ltd., Midwest Library Service and Follett Corporation. Some of our competitors have substantially greater resources and greater name recognition than we do with respect to the market or market segments they serve. Because of each of these competitive factors, we cannot be certain that we will be able to compete successfully with existing or new competitors.

UNFORESEEN CHANGES IN CONSUMER DEMAND MAY ADVERSELY AFFECT OUR FUTURE RESULTS

     Our success depends in part on our ability to anticipate and respond to changing product trends and consumer demand in a timely manner. Accordingly, if we fail to identify and respond to emerging trends our ability to support our customers with appropriate amounts and selections of products could be impaired.

     The sales of books, videos and music products historically have been dependent upon discretionary consumer spending, which may be affected by general economic conditions, consumer confidence and other factors beyond our control. In addition, spending on these items is affected significantly by the timing, pricing and success of new releases, which are not within our control.

A GENERAL DECREASE IN TAX REVENUES OR A DECREASE IN LOCAL, STATE, OR FEDERAL FUNDING OF EDUCATION, LIBRARIES OR SCHOOLS MAY ADVERSELY AFFECT OUR FUTURE RESULTS

     In addition to retailers we target public, academic and school libraries, many of which receive a significant portion of their operating income from federal, state or local government sources. Currently, sales to institutions account for approximately 37% of our total sales. If the government funding for public libraries, academic institutions or schools is reduced, the demand for products in the institutional market would decrease, as would our sales.

RISKS RELATING TO THIS OFFERING AND OUR OWNERSHIP STRUCTURE

BECAUSE OF OUR HOLDING COMPANY STRUCTURE, WE DEPEND ON OUR SUBSIDIARIES FOR CASH FLOW AND OUR ACCESS TO THIS CASH FLOW IS RESTRICTED

     We are a holding company with no business operations of our own. Our only significant asset is and will be the outstanding capital stock of our subsidiaries. We conduct, and intend to conduct, all of our business operations through our subsidiaries. Accordingly, our only source of cash to pay our obligations is distributions from our subsidiaries of their net earnings and cash flow. We currently expect that the earnings and cash flow of our subsidiaries will be retained and used by them in their operations, including servicing their debt obligations. Even if our subsidiaries decided to make a distribution with respect to their capital stock, we cannot assure you that applicable state law and contractual restrictions, including the dividend covenants contained in our senior credit facilities, would permit such dividends or distributions. See "Description of Certain Indebtedness."

ADDITIONAL FINANCING MAY NOT BE AVAILABLE WHEN NEEDED OR COULD SUBSTANTIALLY INCREASE OUR INTEREST EXPENSE OR MAY DILUTE YOUR STOCKHOLDINGS

     We may need additional financing to support more rapid growth than currently anticipated or to respond to competitive pressures or unanticipated events. Additional financing, if needed, may not be available on satisfactory terms or at all. Any additional equity financing will cause dilution to existing investors. Any debt financing may result in additional restrictions on our spending or other constraints on our business.

WE WILL HAVE BROAD DISCRETION TO ALLOCATE THE PROCEEDS OF THIS OFFERING AND IF WE DO NOT ALLOCATE THESE PROCEEDS WISELY, YOUR INVESTMENT COULD SUFFER

     Our management will retain broad discretion to allocate the proceeds of this offering. Management's failure to apply these funds effectively could have a material adverse effect on our business, results of operations and financial condition. See "Use of Proceeds" for a discussion of our planned use of proceeds from this offering.

A SUBSTANTIAL NUMBER OF SHARES WILL BE ELIGIBLE FOR FUTURE SALE BY OUR CURRENT STOCKHOLDERS, AND THE SALE OF THOSE SHARES COULD ADVERSELY AFFECT OUR STOCK PRICE

     Upon completion of the offering, our current stockholders, including our executive officers and directors and their affiliates, will beneficially own shares of the outstanding shares of our common
stock. After expiration of a                "lock-up" period, these holders will
in general be entitled to dispose of their shares. Sales of substantial amounts of our common stock, or the perception that such sales could occur at the expiration of the lock-up period, may materially adversely affect the prevailing market price of our common stock from time to time.

BECAUSE A SMALL NUMBER OF STOCKHOLDERS OWN A SIGNIFICANT PERCENTAGE OF OUR COMMON STOCK, THEY MAY CONTROL ALL MAJOR CORPORATE DECISIONS, AND OUR OTHER STOCKHOLDERS MAY NOT BE ABLE TO INFLUENCE THESE CORPORATE DECISIONS

     Following this offering, our three largest stockholders will beneficially
own a total of approximately      % of our outstanding common stock. If these
parties act together, they can elect all directors and approve actions requiring the approval of a majority of our stockholders. The interests of these stockholders could conflict with the interests of our other stockholders.

INVESTORS WILL BE SUBJECT TO MARKET RISKS TYPICALLY ASSOCIATED WITH INITIAL PUBLIC OFFERINGS

     There has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market will become. If you purchase shares of common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations among the underwriters, the selling stockholders and us. You may not be able to resell your shares at or above the initial public offering price and may suffer a loss on your investment.

     The market price of our common stock may fluctuate due to stock market volatility. Factors that could cause fluctuation in the stock price may include, among other things:

     - actual or anticipated variations in quarterly operating results;

     - changes in financial estimates by securities analysts;

     - our failure to meet analysts' expectations;

     - conditions or trends in our industry;

     - changes in the market valuations of other similar companies;

     - announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives;

     - capital commitments;

     - loss of a key supplier or customer;

     - additions or departures of key personnel; and

     - sales of common stock.

     Many of these factors are beyond our control. These factors may cause the market price of our common stock to decline, regardless of our operating performance.

FORWARD-LOOKING STATEMENTS ARE INHERENTLY UNCERTAIN, AND THEREFORE ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY FORWARD-LOOKING STATEMENTS

     Some statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus are forward-looking statements. These forward-looking statements include, but are not limited to, statements about our industry, plans, objectives, expectations, intentions and assumptions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, including those described in this "Risk Factors" section, actual results may differ materially from those expressed or implied by these forward-looking statements.

PURCHASERS OF SHARES IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION

     The initial public offering price per share will significantly exceed our net tangible book value per share. Accordingly, the purchasers of shares sold in this offering will experience immediate and substantial dilution in their investment. For a more complete discussion of the dilution purchasers in this offering will experience please see "Dilution."

WE HAVE ANTI-TAKEOVER DEFENSES THAT COULD DELAY OR PREVENT ANY ACQUISITION AND COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK

     Provisions of our certificate of incorporation and bylaws and provisions of Delaware law could delay, defer or prevent an acquisition or change of control of Baker & Taylor or otherwise adversely affect the price of our common stock. For example, our board of directors is staggered in three classes, so that the entire board may not be replaced at any annual meeting. Additionally, our bylaws and certificate of incorporation limit the ability of stockholders to call a special meeting or act by written consent. Our certificate of incorporation also permits our board to issue shares of preferred stock without stockholder approval. In addition to delaying or preventing an acquisition, issuance of a substantial number of preferred shares could adversely affect the price of the common stock. Please refer to "Description of Capital Stock" for a more detailed discussion of these provisions.

THE RELIABILITY OF MARKET DATA INCLUDED IN THIS PROSPECTUS IS UNCERTAIN

     We operate in a variety of rapidly changing markets. We have included market data from industry publications and internal company surveys. The reliability of this data cannot be assured. Market data and forecasts used throughout this prospectus, for example, estimates of growth in book industry e-commerce, was obtained from internal company surveys and industry publications. Industry publications generally state that the information contained in these publications has been obtained from sources believed to be reliable, but that its accuracy and completeness is not guaranteed. Although we believe market data used in this prospectus to be reliable, it has not been independently verified. Similarly, internal company surveys, while believed by us to be reliable, have not been verified by any independent sources.

                                USE OF PROCEEDS

     The net proceeds we will receive from the sale of                primary
shares in this offering are estimated to be approximately $70.0 million. This is
based upon an assumed initial public offering price of $       per share, the
mid-point of the range of the expected initial public offering price per share, after deducting estimated underwriting fees and expenses payable by us estimated at $5.0 million. We will receive additional net proceeds of up to approximately
$               million if the underwriters exercise the option granted to them
in connection with this offering to purchase                additional shares of
our stock to cover over-allotments. We will not receive any proceeds from the sale of shares by the selling stockholders.

     We plan to use approximately $       million of the offering proceeds to
increase the availability under our receivables financing facility and the balance of the proceeds to fund the expansion of our distribution facilities and for other general corporate purposes. For a description of our receivables financing facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The amounts and timing of our actual expenditures will depend upon numerous factors, including the amount outstanding under our receivables financing facility, the status of our product development efforts, marketing and sales activities, the amount of cash generated by our operations and competition. Actual expenditures may vary substantially from these estimates. We may find it necessary or advisable to use portions of the proceeds for other purposes. Pending application of the net proceeds as described above, we intend to invest the net proceeds in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     As a private company, from time to time we have paid cash dividends to our stockholders, including a $25.0 million cash dividend payment in September 1998. Prior to the consummation of this offering, we intend to distribute to our pre-offering stockholders equity interests in a limited liability company that will own non-operating, minority investments in various early-stage businesses that we have acquired from time to time. The aggregate book value of these
investments was $       as of June 25, 1999. However, after completion of the
offering we do not anticipate paying any dividends in cash or property in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. Our current credit facilities restrict our ability to pay dividends as described in "Description of Certain Indebtedness."

                                    DILUTION

     Our net tangible book value as of June 25, 1999 was $          million or
$          per share. Our net tangible book value per share is determined by subtracting the total amount of our liabilities from the total amount of our tangible assets and dividing the remainder by the number of shares of our common stock outstanding on that date. The net tangible book value per share after this
offering will be $          less than the price per share to the public in this
offering, based on an assumed initial public offering price of $     per share.
Therefore, purchasers of shares of common stock in this offering will realize
immediate dilution of $     per share. The following table illustrates this
dilution.

Assumed initial public offering price per share.............             $
Net tangible book value per share as of June 25, 1999.......  $
Increase in net tangible book value per share attributable
  to new investors..........................................
                                                              --------
Net tangible book value per share after this offering.......
                                                                         --------
Dilution per share purchased in this offering...............             $
                                                                         --------

     The following table presents, as of June 25, 1999, the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by our existing stockholders and by new investors purchasing shares from us in the offering at the assumed initial
public offering price of $     per share (the mid-point of the range of the
expected initial public offering price per share), before deducting underwriting fees and the estimated offering expenses payable by us:

                                    SHARES PURCHASED      TOTAL CONSIDERATION      AVERAGE
                                  --------------------    --------------------      PRICE
                                   NUMBER     PERCENT      AMOUNT     PERCENT     PER SHARE
                                  --------    --------    --------    --------    ---------
Existing stockholders...........                      %   $                   %   $
New investors...................
                                  --------    --------    --------    --------    --------
          Total.................                      %   $                   %   $

                                 CAPITALIZATION

     The following table sets forth our actual capitalization and our pro forma as adjusted capitalization both as of June 25, 1999. The pro forma as adjusted column gives effect to the acquisition of Yankee and our sale of common stock in
this offering at an assumed initial public offering price of $     per share,
the mid-point of the range of the expected initial public offering price per share, as if each had occurred on June 25, 1999. You should read the following table together with "Management's Discussion and Analysis of Financial Conditions and Results of Operations," our consolidated financial statements and notes thereto and "Unaudited Pro Forma Financial Statements" included elsewhere in this prospectus.

                                                               AS OF JUNE 25, 1999
                                                              ----------------------
                                                                          PRO FORMA
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $20,230      $20,416
                                                              =======      =======
Long term debt, including current portion...................  $10,083      $12,131
Stockholders' equity:
  Preferred stock, $.01 par value, no shares authorized,
     issued or outstanding actual; 1,000,000 shares
     authorized, no shares issued or outstanding pro forma
     as adjusted............................................       --           --
  Common stock, $.01 par value,           shares authorized,
               shares issued and outstanding actual;
               shares authorized,           shares issued
     and outstanding pro forma as adjusted..................      207          207
  Additional paid-in capital................................   13,542       83,542
  Other stockholders' equity................................    1,415        1,415
                                                              -------      -------
       Total stockholders' equity...........................   15,164       85,164
                                                              -------      -------
          Total capitalization..............................  $25,247      $97,295
                                                              =======      =======

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

     The following unaudited pro forma financial statements have been prepared by the application of pro forma adjustments to historical consolidated financial statements, included elsewhere in this prospectus. The unaudited pro forma statement of operations for fiscal 1999 gives effect to the acquisition of
Yankee Book Peddler, Inc. and the offering of        shares of our common stock
at an assumed initial public offering price of $       per share, the mid-point
of the range of the expected initial public offering price per share, as if the transactions occurred on June 27, 1998, the beginning of fiscal 1999. The unaudited pro forma consolidated balance sheet gives effect to the acquisition of Yankee and this offering at an assumed initial public offering price of
$       per share, the mid-point of the range of the expected initial public offering price per share, as if the transactions occurred on June 25, 1999, the end of fiscal 1999. The unaudited pro forma financial statements are not necessarily indicative of the operating results for any future periods. The unaudited pro forma financial statements should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

     The pro forma adjustments were applied to the historical financial statements to reflect and account for the acquisition of Yankee as a purchase transaction. Accordingly, the pro forma data reflects the preliminary allocation of the purchase price paid for Yankee based on the estimated fair value of the tangible and intangible assets and liabilities. Management believes that the final allocation will not vary significantly from such preliminary allocation.

                           BAKER & TAYLOR CORPORATION

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                                 JUNE 25, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               PRO FORMA ADJUSTMENTS
                                                             -------------------------
                                                                YANKEE       IMPACT OF     PRO FORMA
                               BAKER & TAYLOR   YANKEE(1)    ACQUISITION     OFFERING     AS ADJUSTED
                               --------------   ----------   ------------    ---------    -----------
Net sales....................    $1,021,374      $91,024       $    --        $    --     $1,112,398
Cost of sales................       857,231       75,117            --             --        932,348
                                 ----------      -------       -------        -------     ----------
  Gross margin...............       164,143       15,907            --             --        180,050
Operating expenses...........       143,944       14,238         1,676(2)          --        159,858
Restructuring charge.........         7,350           --            --             --          7,350
Litigation settlement........         3,000           --            --             --          3,000
                                 ----------      -------       -------        -------     ----------
  Operating income...........         9,849        1,669        (1,676)            --          9,842
Net losses (gains) on
  investments................       (33,994)          --            --             --        (33,994)
Loss on sales of
  receivables................         6,511           --           402(3)      (2,133)(5)      4,780
Interest expense.............         1,195          348            --             --          1,543
Interest (income)............        (1,680)          --           555(3)          --         (1,125)
Other expense (income),
  net........................           999          120            --             --          1,119
                                 ----------      -------       -------        -------     ----------
  Income from operations
     before taxes............        36,818        1,201        (2,633)         2,133         37,519
Income taxes.................        14,861          480          (875)(4)        853(4)      15,319
                                 ----------      -------       -------        -------     ----------
  Net income (loss)..........    $   21,957      $   721       $(1,758)       $ 1,280     $   22,200
                                 ==========      =======       =======        =======     ==========
EBITDA(6)....................    $   30,878      $ 2,419            --             --     $   33,297
                                 ==========      =======       =======        =======     ==========
Weighted average shares
  outstanding
  Basic......................
  Diluted....................
Pro forma net income per
  share(7)
  Basic......................    $
  Diluted....................    $

------------------
    (1) These historical results exclude the assets and liabilities of Yankee Rights Management, a nonoperating affiliate of Yankee that was excluded from the acquisition.

    (2) This adjustment reflects the increase in depreciation and amortization expense related to the allocation of the purchase price for the Yankee acquisition. Identified tangible and intangible assets will be depreciated over 5 years and goodwill will be amortized over 20 years.

    (3) The acquisition of Yankee is assumed to be funded from available cash and draws from the receivables financing facility. These adjustments reflect the reduction of interest income based upon average available cash of $11.3 million and the increase in loss on sales of receivables based upon average additional draws of $6.7 million.

    (4) This adjustment reflects the impact on income tax expense of the pro forma adjustments to income from operations before taxes.

    (5) This adjustment reflects the elimination of a portion of the loss on sales of receivables from September 15, 1998, when we entered into our new accounts receivable financing facility. Certain proceeds of the offering are assumed to be applied to increase the availability under this facility. After this application, the Company anticipates an average increase in cash and cash equivalents of approximately $33.8 million over the pro forma period. The pro forma statement of operations does not include any assumed interest earnings on this additional cash and cash equivalents.

    (6) EBITDA represents earnings before deductions for net interest expense, loss on sales of receivables, income taxes, depreciation, amortization, net gains on investments, other income and expense, restructuring charge and litigation settlement. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles. We believe that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties. Accordingly, we have presented EBITDA to permit a more complete analysis of our operating performance. Because not all companies calculate EBITDA using the same methods, the figure set forth above may not be comparable to EBITDA reported by other companies.

    (7) Pro forma net income per share, as adjusted, was computed by dividing net income, as adjusted for the impact of the Yankee acquisition and the offering, by the weighted average number of shares that would have been outstanding for the year ended June 25, 1999, assuming the offering occurred on June 27, 1998, the beginning of fiscal 1999.

                           BAKER & TAYLOR CORPORATION

                       UNAUDITED PRO FORMA BALANCE SHEET
                                 JUNE 25, 1999
                                 (IN THOUSANDS)

                                                                              PRO FORMA ADJUSTMENTS
                                                                             ------------------------
                                                                               YANKEE       IMPACT OF     PRO FORMA
                                              BAKER & TAYLOR    YANKEE(1)    ACQUISITION    OFFERING     AS ADJUSTED
                                              --------------    ---------    -----------    ---------    -----------
ASSETS:
  Cash and cash equivalents.................     $ 20,230        $ 3,186      $(18,000)(2)   $15,000(3)   $ 20,416
  Marketable equity securities..............       16,528             --            --            --        16,528
  Accounts receivable.......................       13,975          9,647            --            --        23,622
  Retained interest in pool of
    receivables.............................       54,957             --            --        55,000(3)    109,957
  Inventories, net..........................      147,564          5,662            --            --       153,226
  Other current assets......................       10,837          1,683            --            --        12,520
                                                 --------        -------      --------       -------      --------
         Total current assets...............      264,091         20,178       (18,000)       70,000       336,269
                                                 --------        -------      --------       -------      --------
  Property, plant and equipment, net........       37,271          4,862         4,700(2)         --        46,833
  Goodwill, net.............................        5,892            552         8,926(2)         --        15,370
  Other assets, net.........................        3,577            195         2,100(2)         --         5,872
                                                 --------        -------      --------       -------      --------
                                                 $310,831        $25,787      $ (2,274)      $70,000      $404,344
                                                 ========        =======      ========       =======      ========
LIABILITIES:
  Accounts payable..........................     $207,168        $14,346      $    100(2)    $    --      $221,614
  Current portion of long-term debt.........          733            304            --            --         1,037
  Short-term borrowings.....................       10,468             --            --            --        10,468
  Other accrued liabilities.................       39,531          3,916           350(2)         --        43,797
                                                 --------        -------      --------       -------      --------
         Total current liabilities..........      257,900         18,566           450            --       276,916
Long-term debt..............................        9,350          1,744            --            --        11,094
Other noncurrent liabilities................       28,417             33         2,720(2)         --        31,170
                                                 --------        -------      --------       -------      --------
         Total liabilities..................      295,667         20,343         3,170            --       319,180
                                                 --------        -------      --------       -------      --------
STOCKHOLDERS' EQUITY:
  Common stock..............................          207            107          (107)(2)        --           207
  Additional paid-in-capital................       13,542             --            --        70,000(3)     83,542
  Retained earnings (deficit)...............      (10,872)         5,398        (5,398)(2)        --       (10,872)
  Accumulated other comprehensive income....       12,287            (61)           61(2)         --        12,287
                                                 --------        -------      --------       -------      --------
         Total stockholders' equity.........       15,164          5,444        (5,444)       70,000        85,164
                                                 --------        -------      --------       -------      --------
                                                 $310,831        $25,787      $ (2,274)      $70,000      $404,344
                                                 ========        =======      ========       =======      ========

---------------
    (1) These historical results exclude the assets and liabilities of Yankee Rights Management, a nonoperating affiliate of Yankee that was excluded from the acquisition.

    (2) The pro forma adjustment to net assets represents management's preliminary allocation of the purchase price as follows:

Purchase price:
  Cash......................................................  $18,000
  Cash acquired.............................................   (3,186)
  Assumption of debt........................................    2,048
  Fees and expenses.........................................      100
                                                              -------
         Total purchase price...............................   16,962
                                                              -------
Allocations to:
  Fair value of net assets acquired.........................   (8,656)
  Identified intangible assets..............................   (2,100)
  Deferred tax liabilities..................................    2,720
                                                              -------
Goodwill....................................................  $ 8,926
                                                              =======

    (3) This adjustment reflects the application of the assumed net proceeds of $70.0 million from this offering of shares, based upon an assumed
        offering price of $    per share, the mid-point of the range of the
        expected initial public offering price per share, and underwriting discounts and offering expenses aggregating $5.0 million.

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

     Our fiscal year ends on the last Friday in June. The 1995 fiscal year was a 53-week period and the 1996, 1997, 1998, and 1999 fiscal years were 52-week periods. Our consolidated statement of operations data for fiscal 1997, 1998 and 1999 and the consolidated balance sheet data as of fiscal year end 1998 and 1999 have been derived from the consolidated financial statements included elsewhere in this prospectus that have been audited by Arthur Andersen LLP. The consolidated statement of operations data for fiscal 1995 and 1996 and the consolidated balance sheet data as of fiscal year end 1995, 1996 and 1997 have been derived from audited consolidated financial statements not included in this prospectus. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results of Operations," and our consolidated financial statements and related notes included elsewhere in this prospectus.

                                                             FISCAL YEAR
                                        ------------------------------------------------------
                                          1995       1996       1997       1998        1999
                                        --------   --------   --------   --------   ----------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales.............................  $783,548   $751,309   $828,781   $883,242   $1,021,374
Cost of sales.........................   664,241    634,899    703,733    747,595      857,231
                                        --------   --------   --------   --------   ----------
Gross margin..........................   119,307    116,410    125,048    135,647      164,143
Operating expenses....................   115,428    110,362    117,773    126,656      143,944
Restructuring charge(1)...............        --         --         --         --        7,350
Litigation settlement.................        --         --         --         --        3,000
                                        --------   --------   --------   --------   ----------
Operating income......................     3,879      6,048      7,275      8,991        9,849
Net losses (gains) on
  investments(2)......................        --         --         --         --      (33,994)
Loss on sales of receivables..........     5,911      5,789      6,130      6,382        6,511
Interest expense (income), net........     2,874      3,652      3,572        215         (485)
Other expense (income), net...........    (1,249)      (190)       535      1,480          999
                                        --------   --------   --------   --------   ----------
Net income (loss) from operations.....    (3,657)    (3,203)    (2,962)       914       36,818
Income tax expense (benefit)(3).......        --         --         --    (23,065)      14,861
                                        --------   --------   --------   --------   ----------
Net income (loss) from operations
  before extraordinary item...........    (3,657)    (3,203)    (2,962)    23,979       21,957
Extraordinary item, net of income
  taxes(4)............................        --         --         --     28,720           --
                                        --------   --------   --------   --------   ----------
Net income (loss).....................  $ (3,657)  $ (3,203)  $ (2,962)  $ 52,699   $   21,957
                                        ========   ========   ========   ========   ==========
Net income (loss) per share:
  Basic before extraordinary item net
     of taxes.........................  $          $          $          $          $
  Basic...............................
  Diluted before extraordinary item
     net of taxes.....................
  Diluted.............................
Dividend per share(5).................
Weighted average shares outstanding:
  Basic(5)............................
  Diluted(5)..........................

                                                             FISCAL YEAR
                                        ------------------------------------------------------
                                          1995       1996       1997       1998        1999
                                        --------   --------   --------   --------   ----------
                                                            (IN THOUSANDS)
OTHER FINANCIAL DATA:
EBITDA(6).............................  $  8,625   $ 12,877   $ 15,670   $ 18,473   $   30,878
Depreciation and amortization.........     4,746      6,829      8,395      9,482       10,679
Net cash provided by (used in)
  operating activities................   (15,845)    19,494     (2,432)    14,709       (8,429)
Net cash provided by (used in)
  investing activities................   (12,426)    (4,857)    (2,332)   (19,183)      19,641
Net cash provided by (used in)
  financing activities................        --         --         --      4,873      (11,066)
BALANCE SHEET DATA (AS OF FISCAL
  YEAR-END):
Cash and cash equivalents.............  $  9,812   $ 24,449   $ 19,685   $ 20,084   $   20,230
Total assets..........................   194,215    216,874    223,909    301,476      310,831
Long-term debt, including current
  portion.............................    44,988     48,841     53,039     10,816       10,083
Total stockholders' equity
  (deficit)...........................   (40,892)   (44,095)   (47,057)    28,903       15,164

-------------------------
(1) The restructuring charge recorded in fiscal 1999 relates to the consolidation of distribution and administrative functions and includes costs for the shutdown of facilities and severance costs. See note 12 to our consolidated financial statements.

(2) Net gains on investments relate to our investment in Amazon.com common stock and related securities and include gains on sales and gains and losses on settlement of options.

(3) Prior to fiscal 1998, we recorded no income tax benefit for losses incurred. In the first quarter of fiscal 1998, as a result of our improved liquidity from the extinguishment of our long-term debt as described in note 4 below and our improved operating results, we recorded our previously unrecognized tax benefits of $23.8 million. See note 9 to our consolidated financial statements.

(4) In August 1997, we entered into a transaction that resulted in the early extinguishment of our long-term debt for an amount substantially less than its carrying value. We recorded an extraordinary gain of $47.9 million, $28.7 million net of income taxes.

(5) All share and per share amounts have been restated to reflect the 20 for 1
    stock split that occurred on June 24, 1999 and a     stock split which is
    being implemented immediately prior to consummation of this offering.

(6) EBITDA represents earnings before deductions for net interest expense, loss on sales of receivables, income taxes, depreciation, amortization, net gains on investments, other income and expense, restructuring charge and the $3.0 million charge in 1999 for settling the federal lawsuit. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles. We believe that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties. Accordingly, we have presented EBITDA to permit a more complete analysis of our operating performance. Because not all companies calculate EBITDA using the same methods, the figures set forth above may not be comparable to EBITDA reported by other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with the "Selected Consolidated Historical Financial Data," "Unaudited Pro Forma Financial Statements," our consolidated financial statements and the related notes which are included in this prospectus.

OVERVIEW

     We are a leading full-line distributor of books, videos and music products to our retailer and institutional customers. Revenues are derived from the sale of these products, from the licensing of our proprietary databases of product information and from consulting and outsourcing services. We accept returns from our retailer customers in the ordinary course of business based on percentages of products purchased from us. Institutional customers generally do not have return rights, except for the right to return damaged products. We also have rights of return with nearly all our suppliers.

     Our fiscal year ends on the last Friday in June. Our three most recently completed fiscal years ended on June 27, 1997, June 26, 1998 and June 25, 1999. Each such fiscal year contained a 52 week period. However, the present fiscal year, which ends June 30, 2000, will contain 53 weeks. We are organized into retailer and institutional segments. The retailer segment serves Internet retailers, independent and chain retailers and our international customers. The institutional segment primarily serves public, academic and school libraries and various departments of federal and local governments. The following table shows segment sales for fiscal 1997 to 1999.

                                                  FISCAL YEARS
                                       ----------------------------------
                                         1997        1998         1999
                                       --------    --------    ----------
                                                 (IN THOUSANDS)
Retailer.............................  $487,035    $534,580    $  643,878
Institutional........................   341,746     348,662       377,496
                                       --------    --------    ----------
Total................................  $828,781    $883,242    $1,021,374
                                       ========    ========    ==========

     Revenue increases in the retailer segment are due to both unit growth and a change in mix. Our sales of higher unit priced products have increased primarily as a result of our increased sales to Internet customers, where the average sale price per unit is higher. In the institutional segment, the product mix has remained relatively unchanged. Activity in this segment is relatively stable. Cost of goods sold is comprised almost entirely of the cost of products purchased. Supplier incentives (cash discounts, rebates and net advertising support) and freight expense (incoming and outgoing, net of reimbursements) are also included in cost of goods sold, although in total, these items represent less than 1% of sales. Books typically carry higher gross margins as a percent of sales than do videos and music products.

     Included in operating expenses are shipping and warehousing activities, including related facilities costs. As a percentage of sales, these costs have been relatively stable. Facilities costs, including leases of certain office and warehouse facilities, have been favorably affected since September 1997. A major contributor is that we leased four distribution facilities from W.R. Grace & Co. until August 1997 when we purchased these facilities in conjunction with extinguishment of a $53.7 million note, including accrued interest, for a significant discount. Total consideration for the note and the facilities was $19.0 million.

     Information systems expenses are also a component of operating expenses. We outsource computer and systems development work to an outside provider. These expenses as a percentage of sales remained relatively unchanged during this three year period. Selling, marketing and general and administrative costs were also flat. In addition to salaries, operating expenses include depreciation, amortization and other items.

RECENT EVENTS

     We are in the process of integrating our distribution systems and expanding our warehouse capacity. The capacity expansion, which began in March 1999, is expected to be substantially completed by November 1999, and will result in a net increase in warehouse space of approximately 60% and shipping capacity of approximately 70%. The closing of all but one of our smaller distribution centers is expected to be substantially completed by the end of June 2000. We expect to incur $38.5 million in capital costs and $12.0 million in non-recurring expenses, of which $4.0 million is non-cash, related to the integration and expansion program. We will be disposing of two of our existing properties, relocating into larger facilities and entering into new leases in Reno, Nevada and Bridgewater, New Jersey. Savings are expected from the consolidation of warehouses, distribution systems and administrative facilities. The facilities integration gives us the ability to ship books, videos and music products in the same box to our retailer and institutional customers as well as consumers through direct fulfillment. We believe that this capability will give us a competitive edge in supplying Internet-based customers. In addition, since freight costs are an important component of an Internet consumer's total costs, direct fulfillment can meaningfully reduce overall cost by eliminating the freight and handling costs otherwise incurred by Internet retailers reshipping products to consumers.

RESULTS OF OPERATIONS

     The following discussion is based on the historical results of operations for fiscal 1997, 1998, and 1999. The table below shows certain operating data as a percentage of net sales for three fiscal years.

                                                                FISCAL YEAR
                                                          -----------------------
                                                          1997     1998     1999
                                                          -----    -----    -----
Net sales...............................................  100.0%   100.0%   100.0%
Cost of sales...........................................   84.9     84.6     83.9
                                                          -----    -----    -----
Gross margin............................................   15.1     15.4     16.1
Operating expenses......................................   14.2     14.4     14.1
Restructuring charge....................................    0.0      0.0      0.7
Litigation settlement...................................    0.0      0.0      0.3
                                                          -----    -----    -----
Operating income........................................    0.9      1.0      1.0
Interest expense (income), net..........................    0.5      0.1     (0.0)
Loss on sales of receivables............................    0.7      0.7      0.6
Net losses (gains) on investment........................    0.0      0.0     (3.3)
Other expense, net......................................    0.1      0.1      0.1
                                                          -----    -----    -----
Net income (loss) from operations before taxes..........   (0.4)     0.1      3.6
Income tax expense (benefit)............................    0.0     (2.6)     1.5
                                                          -----    -----    -----
Net income (loss) from operations before extraordinary
  item..................................................   (0.4)     2.7      2.1
Extraordinary item, net of income taxes.................    0.0      3.3      0.0
                                                          -----    -----    -----
Net income (loss).......................................   (0.4)%    6.0%     2.1%
                                                          =====    =====    =====
EBITDA..................................................    1.9%     2.1%     3.0%
                                                          =====    =====    =====

FISCAL 1999 COMPARED TO FISCAL 1998

     Net sales increased $138.1 million, or 15.6%, from $883.2 million in fiscal 1998 to $1,021.4 million in fiscal 1999. Retailer sales increased at a faster pace than institutional sales, increasing by $109.3 million, or 20.4%, from $534.6 million in fiscal 1998 to $643.9 million in fiscal 1999. Sales to Internet retailers increased by $127.4 million, or 331%, from $38.5 million in fiscal 1998 to $165.9 million in fiscal 1999. Sales to Blockbuster Entertainment were approximately $99.7 million in fiscal 1998 compared to $97.9 million in fiscal 1999. Our sales to Blockbuster are not expected to continue at the levels of fiscal 1998 and 1999 in future periods, as this customer has completed a transition to a new centralized distribution center and it expects to be a direct purchaser for significant quantities of its videos and music products. During the transition period, we supplied Blockbuster both videos and music products. Our sales to institutional customers increased by 8.3% from $348.7 million in fiscal 1998 to $377.5 million in fiscal 1999. We recorded increases in sales to all major institutional buying constituencies.

     Our total gross margin increased by $28.5 million, or 21.0% from $135.6 million in 1998 to $164.1 million in 1999. Gross margin as a percentage of net sales increased from 15.4% to 16.1%. Direct gross margin, which excludes supplier incentives and freight expense, from sales to retailers increased $23.0 million, from $66.3 million in fiscal 1998 to $89.3 million in fiscal 1999. Direct gross margin percentage from sales to retailers increased from 12.4% in fiscal 1998 to 13.9% in fiscal 1999 due primarily to a higher proportion of book sales and to increased margins on sales of videos and music products. Direct gross margin from institutional sales increased $6.8 million from $77.0 million in fiscal 1998 to $83.9 million in fiscal 1999. Direct gross margin percentage from sales to institutions increased from 22.1% in fiscal 1998 to 22.2% in fiscal 1999.

     Operating expenses increased by $17.2 million, or 13.6%, from $126.7 million in fiscal 1998 to $143.9 million in fiscal 1999. The increase was due partially to a $5.0 million increase in shipping and warehousing expenses related to an 8.9 million units, or 13.3%, increase in net units shipped, from
67.0 million units in fiscal 1998 to 75.9 million units in fiscal 1999. Overall, operating expenses as a percentage of net sales dropped from 14.4% in fiscal 1998, to 14.1% in fiscal 1999.

     Fiscal 1999 includes a restructuring charge of $7.4 million. This relates to a provision for the loss on the sale of two of our existing distribution facilities in conjunction with our planned expansion program as previously discussed, as well as a provision for expected severance and idle facilities costs relative to our planned consolidation program. See
"Business -- Properties."

     Fiscal 1999 includes a $3.0 million charge for settling a federal lawsuit. See "Business -- Legal Proceedings."

     Net gain on investments of $34.0 million in fiscal 1999 relates to securities transactions with regard to our investment in Amazon.com. During fiscal 1999, we disposed of the majority of the common stock we received from Amazon.com. See Note 3 to the consolidated financial statements.

     We recorded net interest income of $0.5 million in fiscal 1999, versus a net interest expense of $0.2 million in the prior year. Our loss on sales of receivables expense was $6.5 million in fiscal 1999, an increase of $0.1 million, over $6.4 million recorded in fiscal 1998.

     Our income tax expense in fiscal 1999 was $14.9 million, representing 40.4% of pre-tax income. This is in contrast to the income tax benefit recorded in fiscal 1998, when we eliminated our previously recorded income tax valuation allowance.

     Our net income in fiscal 1999 was $22.0 million. This reflects a reduction from net income of $52.7 million in fiscal 1998, when we recorded an extraordinary gain from early extinguishment of our debt of $28.7 million, net of tax.

FISCAL 1998 COMPARED TO FISCAL 1997

     Our net sales increased $54.5 million, or 6.6%, from $828.8 million in fiscal 1997 to $883.2 million in fiscal 1998. Retailer sales increased $47.5 million, or 9.8%, from $487.0 million in fiscal 1997 to $534.6 million in fiscal 1998. This growth was primarily due to increases in sales to Internet retailers and in sales to Blockbuster Entertainment. These sales increases were partially offset by a planned reduction in sales to retail video chains with deteriorating credit. Institutional sales increased by $7.0 million, from $341.7 million in fiscal 1997 to $348.7 million in fiscal 1998 primarily due to increased sales to public libraries.

     Our total gross margin increased $10.6 million, or 8.5%, from $125.0 million in fiscal 1997 to $135.6 million in fiscal 1998 with gross margin as a percent of net sales increasing from 15.1% in fiscal 1997 to 15.4% in fiscal 1998. Direct gross margin from sales to retailers increased $9.3 million from $57.0 million in fiscal 1997 to $66.3 million in fiscal 1998 and direct gross margin as a percent of net sales increased from 11.7% to 12.4%, primarily related to a higher proportion of book sales. Direct gross margin from sales to institutions was $75.1 million in 1997 and $77.0 million in 1998 and the direct gross margin remained relatively unchanged at approximately 22% of sales.

     Operating expenses increased by $8.9 million, or 7.5%, from $117.8 million in fiscal 1997 to $126.7 million in fiscal 1998. Operating expenses, as a percentage of net sales, increased from 14.2% in fiscal 1997 to 14.4% in fiscal 1998. The increase was primarily due to a $2.8 million increase in shipping and warehousing costs related to increases in our net unit volume from 60.9 million units shipped in 1997 to 67.0 million units shipped in fiscal 1998. Depreciation and amortization expense increased $1.1 million, or 12.9%, from $8.4 million in fiscal 1997 to $9.5 million in fiscal 1998.

     Interest expense, net, decreased $3.4 million, or 94.0%, from $3.6 million in fiscal 1997 to $0.2 million in fiscal 1998, due primarily to the elimination of the interest cost associated with the note to Grace that was extinguished in August 1997. The loss on the sales of receivables increased by $0.3 million from $6.1 million in fiscal 1997 to $6.4 million in fiscal 1998.

     We recorded an income tax benefit of $23.1 million in fiscal 1998, resulting from the elimination of a previously established $23.8 million income tax valuation allowance.

     We recorded an extraordinary item from the early extinguishment of the Grace debt in fiscal 1998 of $28.7 million, which is net of $19.2 million in income taxes. Effective August 29, 1997, we entered into an agreement with Grace under which we paid an aggregate of $19.0 million in full and final settlement of the $53.7 million, 8.5% subordinated note (which amount included accrued interest of $19.4 million), and for the purchase of four regional service centers.

     Net income increased from a loss of $3.0 million in fiscal 1997 to income of $52.7 million in fiscal 1998 primarily due to the extraordinary gain from the early extinguishment of debt, and the reversal of the income tax valuation allowance.

LIQUIDITY AND CAPITAL RESOURCES

     Our capital requirements relate primarily to working capital, the expansion of our operations to accommodate sales growth and the funding of acquisitions. We realized significant capital gains from the sales of securities and from the early extinguishment of debt in fiscal years 1999 and 1998. Our working capital needs are modestly seasonal and typically peak in the second and third fiscal quarters due to increased inventory purchased for the holiday season. We plan to expand our current inventory levels when our facilities expansion program is completed. Historically, we have financed our cash requirements primarily from the proceeds of sales of our accounts receivable under our asset securitization facilities, bank borrowings and cash from operations. At June 25, 1999 we had $20.0 million in funds available under our receivables financing facility, $14.5 million in availability under our revolving credit facility and $20.2 million in cash on hand.

     During fiscal 1999, we generated $43.7 million in cash proceeds from the sale and settlement of Amazon.com securities. In addition, operating activities used $8.4 million, primarily as a result of an increase in working capital. We also paid a dividend of $25.0 million to our stockholders in September 1998 and acquired Professional Media Service Corp. for $5.3 million in cash and the assumption of $1.0 million in debt in November 1998.

     We have committed ourselves to a major expansion and integration program for our warehousing space which we estimate will cost $38.5 million in capital costs and $12.0 million in non-recurring expenses for facility relocations, of which $4.0 million is non-cash, losses on the dispositions of our existing locations, idle facility expenses and severance costs. We believe that we will realize substantial benefits from the expansion and integration which will result in a net increase in our warehouse space of approximately 60%. Our shipping capacity is expected to increase by approximately 70%. The expansion and integration program will expand our ability to offer direct to consumer fulfillment services to include shipping all of our product lines in one box.

     During fiscal 1999, we entered into a 5 year $75.0 million receivables financing facility. Under this facility, we sell, on an ongoing basis, eligible accounts receivable to a wholly-owned, bankruptcy remote receivables corporation on a non-recourse basis. The receivables corporation then sells a varying interest, up to $75.0 million, in the pool of receivables. The receivables corporation holds the remaining interest (net of required program reserves) in the pool of receivables. We retain collection and administrative responsibilities for the accounts receivable sold to the receivables corporation. We pay a fee of 25 basis points per annum for a liquidity commitment. This commitment was renewed in July 1999 and will remain in effect through the end of fiscal 2000. Accounts receivable in the June 25, 1999, June 26, 1998 and June 27, 1997 consolidated balance sheets exclude $110.0 million, $106.3 million and $105.4 million, respectively (net of a reserve for uncollectible accounts of $4.6 million, $4.6 million and $3.9 million respectively) of receivables sold under the facility. We recorded a loss related to the sales of receivables of $6.5 million, $6.4 million and $6.1 million for 1999, 1998 and 1997, respectively. For a discussion of our receivables financing facility, see "Description of Certain Indebtedness -- Receivables Facility."

We also maintain a $15.0 million revolving credit facility, which expires in December 2000. This is secured by eligible inventories of book products. The interest rate payable on outstanding balances is prime plus 1.75% (9.5% at June 25, 1999, and 10.25% at June 26, 1998 and June 27, 1997). We also pay a commitment fee of 0.5% per annum on the unused line, up to $10.0 million. There were no drawings on the line as of June 25, 1999 or June 26, 1998. However, there are minimum borrowing requirements and we had average outstanding borrowings under this line of $1.6 million, $0.5 million and $1.0 million in fiscal 1999, fiscal 1998, and fiscal 1997, respectively.

     In January 1998 we entered into an $11.0 million term loan maturing in January 2006 which carries interest at a variable rate of LIBOR plus 2.0%. This loan is secured by first mortgage liens on our four owned distribution center land and buildings. We also are required to maintain interest-bearing deposits of $750,000. In conjunction with the loan, we entered into an interest rate swap agreement to effectively fix our interest expense at 7.84% on an amortizing basis for the life of the loan, until January 2006.

     The terms of our financing facilities contain various covenants that require among other things, certain levels of operating performance including the maintenance of certain levels of consolidated tangible net worth and earnings as well as limitations on debt, capital expenditures and investments. As of June 25, 1999, June 26, 1998 and June 27, 1997 we were in compliance with all covenants.

     During fiscal 1999, we purchased and sold Amazon.com securities on the open market and received $43.7 million in proceeds from these transactions. We currently own 150,000 shares of Amazon.com common stock. We also entered into a customized liquidity contract with a financial intermediary. This contract is a variable based debt agreement, with a fair value of $10.5 million at June 25, 1999, that is indexed to the stock price of Amazon.com common stock. The debt matures on October 15, 1999 and the amount due is based on the equivalent fair value of 95,000 shares at maturity, subject to a collar range within which we would pay back the nominal amount of the loan.

     Subsequent to our fiscal 1999 year end, we purchased 100% of the stock of Yankee Book Peddler, Inc. for $14.8 million, net of $3.2 million cash acquired, and the assumption of approximately $2.0 million in debt.

     We believe that our cash on hand, together with our cash flow from operations, funding available from our receivables financing facility, term loan and inventory facility as well as the net proceeds from this offering, will be sufficient to meet our operating and capital requirements through at least fiscal 2000. We intend to use the offering proceeds to increase the availability under our receivables financing facility, to fund the expansion and integration program and for other general corporate purposes.

INFLATION

     The effects of inflation on our operations were not significant during fiscal 1999, 1998, or 1997.

YEAR 2000

     The "year 2000" issue is the result of computer programs being written using two digits rather than four to define the applicable year. Thus, computer programs that have date-sensitive software may recognize a date using "00" as the year "1900" rather than the year "2000". This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in other normal business activities.

     Readiness. We have committed resources to an extensive year 2000 effort. In early 1997 we instituted a full-scale model facility to rigorously renovate and test the operation of our integrated systems and software. We are addressing year 2000 issues relating to:

     - information technology systems and equipment with embedded chips used by us;

     - third parties who do business with us that are not prepared for the year 2000; and

     - contingency planning.

     We use a variety of information technology systems, internally developed and third party provided software and a significant amount of equipment that contains embedded chips. For these we have divided our year 2000 efforts into five phases.

          1) Identification and inventory of information technology systems and equipment containing embedded chips with potential year 2000 problems.

          2) Evaluation of scope of year 2000 issues for, and assigning priorities to, each item based on its importance to our operations.

          3) Acquiring notices of year 2000 compliance of third party systems and equipment with embedded chips.

          4) Remediation of year 2000 issues in accordance with assigned priorities, by correction, upgrade, replacement, or retirement.

          5) Testing for and validation of year 2000 compliance on an application and enterprise-wide basis. This includes both on-site testing and off-site certification facilities.

     We have categorized as "mission critical" those information technology systems and embedded chip equipment whose failure would cause cessation of operations or significant detrimental financial impact on us. We have categorized as "secondary" those information technology systems whose failure would only have nominal financial impact on our operations and would affect a much smaller subset of our customer base.

     With the exception of one operating system upgrade scheduled for September 1999, all five phases have been completed across all "mission critical" business functions and locations. Phases 1, 2, and 3 have been completed for all "secondary" business functions. Phases 4 and 5 are over 50% complete for all "secondary" business functions with detailed plans for achieving total completion prior to January 1, 2000.

     Our operations are also dependent on the year 2000 readiness of third parties that do business with us. We are contacting key third parties to determine the extent to which we will be vulnerable to such failure to resolve their own year 2000 issues and are seeking to mitigate those risks. As a follow-up, we plan to determine whether our key customers and suppliers are taking appropriate steps to achieve year 2000 readiness. We are also developing contingency plans, discussed below, to address issues related to third parties we determine are not making sufficient progress toward becoming year 2000 compliant or that we have deemed as being essential to a "mission critical" business function.

     Costs. Aggregate costs for work related to year 2000 efforts currently are anticipated to total approximately $2.7 million. Costs of $1.0 million and $1.3 million were incurred and expensed in fiscal 1998 and in fiscal 1999 respectively. These costs related entirely to modifications of existing software and represented 5.6% and 6.4% of total information technology expenditures for the respective periods.

     Of the remaining portion of our aggregate estimated year 2000 costs approximately $345,000 will be incurred in fiscal 2000. We anticipate that 1.7% of our fiscal 2000 information technology budget will be used for year 2000 remediation.

     Our estimate of the costs of achieving year 2000 compliance and the date by which year 2000 compliance will be achieved are based on our best estimates, which were derived using numerous assumptions about future events including the continued availability of certain resources, third party modification plans and other facts. However, there can be no assurance that these estimates will be achieved, and actual results could differ materially from these estimates.

     Risks. We expect to implement the changes necessary to address the year 2000 issue for information and technology systems and embedded chip equipment we use. We presently believe that, with modifications to existing software, conversions to new software, and appropriate remediation of embedded chip equipment, the year 2000 issues with respect to our information technology systems and embedded chip equipment is not reasonably likely to pose significant operational problems for us. However, if our customers' or suppliers' systems turn out not to be year 2000 compliant, the year 2000 issue may have a material impact on our results of operations and financial condition.

     Presently, we are unable to assess the likelihood that we will experience significant operational problems due to unresolved year 2000 problems of third parties that do business with us. Although we have not been put on notice that any known third party problems will not be timely resolved, we have only limited information. No assurance can be made concerning the year 2000 readiness of third parties. The resulting risks to our business are very difficult to assess due to the large number of variables involved.

     If third parties fail to achieve year 2000 compliance, year 2000 problems could have a material impact on our operations. Similarly, there can be no assurance that we can timely mitigate our risk related to a third party's failure to resolve its year 2000 issues. If such mitigation is not achievable, year 2000 problems could have a material impact on our operations.

     The worst case year 2000 scenarios that we believe are reasonably likely to occur would involve disruption in utilities, transportation and communication or disruption to commerce between us and third parties.

     Contingency Plans. We presently believe that the most reasonably likely worst case year 2000 scenarios would relate to the possible failure in one or more geographic regions of third party systems over which we have no control, such as, but not limited to, power supply, telecommunications services, and transportation. We have in place contingency plans that will directly address these conditions.

     We have in place a business resumption plan that addresses recovery from various kinds of disasters, including recovery from significant interruptions to data flows and distribution capabilities at our major data systems centers and major distribution centers. We are using that plan as a starting point for developing specific year 2000 contingency plans, which will emphasize locating alternate sources of supply, methods of distribution and ways of processing information.

     We anticipate this contingency planning will prepare our business for disruptions but will not protect us fully from commercial impact. Additionally, we are currently initiating the following efforts:

     - increasing staff on call and on the job at the end of 1999 and beginning of 2000;

     - developing detailed monitoring plans for year 2000 critical dates; and

     - working to complete our year 2000 detailed contingency plans by August 1999.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Risk Management. In the normal course of conducting our business activities, we are exposed to market risk from changes in interest rates (interest rate risk) and prices of equity securities (equity risk). To modify the risk from these interest rate and equity risk fluctuations, we enter into various hedging transactions that have been authorized pursuant to policies and procedures. We do not use derivative financial instruments for trading purposes.

     Interest Rate Risk. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. In order to limit the effect of fluctuations in the interest rate on our floating rate debt, we entered into an interest rate swap agreement with the lending bank. We believe that the market risk arising from holding this financial instrument is not material. Further, in the event of a significant change in interest rates, our management would take actions to manage our exposure to the change.

     The table below provides information about our derivative financial instruments and debt obligations which are sensitive to changes in interest rates. The table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Weighted average variable interest rates are based on implied LIBOR forward rates in the yield curve at the reporting date (dollar amounts in thousands).

                                             EXPECTED MATURITY                      TOTAL
                             --------------------------------------------------    CARRYING     FAIR VALUE
                             2000    2001    2002    2003    2004    THEREAFTER     VALUE      JUNE 25, 1999
                             ----    ----    ----    ----    ----    ----------    --------    -------------
VARIABLE RATE DEBT.........  $733    $733    $733    $733    $733      $6,418      $10,083        $10,083
Average Interest Rate......  7.72%   8.47%   8.78%   8.91%   9.02%       9.22%
INTEREST RATE DERIVATIVES
Variable to Fixed Swap
  Notional Amount..........  $733    $733    $733    $733    $733      $6,418      $    --        $   237
  Average Pay Rate.........  7.84%   7.84%   7.84%   7.84%   7.84%       7.84%
  Average Receive Rate.....  7.72    8.47    8.78    8.91    9.02        9.22

     Equity Risk. We are also subject to risk from changes in equity prices. As of June 25, 1999, we own 150,000 shares of common stock of Amazon.com, which were recorded at the fair value of $16.5 million based on the closing share price of $110.19. In addition to the stock holdings of Amazon.com, we have entered into a customized liquidity contract with a financial intermediary. This liquidity contract is a variable based debt agreement, with a fair value of $10.5 million at June 25, 1999, that is indexed to the stock price of Amazon.com. The debt matures on October 15, 1999 and the amount due is based on the equivalent fair value of 95,000 Amazon.com shares at maturity, subject to a collar range within which we would pay back the nominal amount of the loan. The table below details the payment terms of this indexed agreement.

AMAZON.COM SHARE PRICE AT MATURITY                           WE PAY
----------------------------------  ---------------------------------------------------------
Less than $156.04                   95,000 times the Amazon.com share price
Between $156.04 and $191.15         $14.8 million
Greater than $191.15                95,000 times the Amazon.com share price less $3.3 million

     As a result of the above, a 10% change in the share price of Amazon.com at June 25, 1999 would result in an increase or decrease of approximately $364,000, after adjustment of deferred taxes, in total stockholders' equity. We believe that our exposure to fluctuations in equity prices will not significantly affect consolidated results of operations. Nevertheless, we closely monitor market risk. See notes 3 and 7 to our consolidated financial statements included in this prospectus for further discussion of our investment in Amazon.com.

                                    BUSINESS

INDUSTRY OVERVIEW

     Retailers and institutions such as public and academic libraries require books, videos and music products that are produced and supplied by a complex network of book publishers, movie studios, record labels and distribution companies. Most institutions and independent retailers rely on distributors to aggregate products from tens of thousands of different book, video and music suppliers and to make that inventory available on an expedited basis. Many Internet retailers outsource their entire consumer fulfillment processes rather than commit the capital and managerial resources required to develop this capability internally. Internet retailers also generally depend on accurate and reliable data from third parties to build their product information and ordering systems. Many large retailers buy most of their higher volume products directly from the major publishers, movie studios and record labels, and the larger independent studios and labels. They rely on distributors for restocking high-volume items as well as for the balance of their inventory including slower moving, but often higher margin, items. By relying on a distributor, a retailer can reduce its investment in inventory, facilities and personnel. The sophisticated distributor, such as Baker & Taylor, can also provide current industry information and product data along with value-added services such as cataloging and delivery of shelf ready books that can reduce costs and increase sales and efficiency.

     Distributors also help suppliers reach the full retail and institutional spectrum without assuming the burden of entering into supplier relationships with thousands of retailers and institutions. Distributors actively market products to retailers, keep institutions informed of new and updated products and assume a substantial portion of the order processing, credit management, collections and returns processing logistics that would otherwise be the responsibility of the suppliers.

     RETAILER

     Internet Retailer. Internet retailers consist of a number of e-commerce sites, both independent, such as BigStar.com, and those affiliated with existing retailers, such as Barnesandnoble.com. These e-commerce sites may have a particular market focus such as VarsityBooks.com which markets college textbooks or be the equivalent of a traditional retail superstore, such as Amazon.com which sells a full line of books and entertainment products. Industry analysts, including Forrester Research and Jupiter Communications, forecast continued and accelerating growth of Internet commerce. According to Jupiter Communications, the online shopping population will grow from 10.1 million individuals in 1997 to 58.4 million in 2002, representing compound annual growth of 42%. Industry analysts forecast a large and rapidly growing market for on-line sales within the books, videos and music product categories. Forrester Research estimates that U.S. on-line sales of books will grow from $630 million in 1998 to $3.0 billion in 2003. In addition, Forrester Research estimates U.S. on-line sales of videos will grow from $151 million in 1998 to $1.3 billion in 2003 and U.S. on-line sales of music products will grow from $187 million in 1998 to $2.5 billion in 2003.

     We believe that the book, video and music businesses are particularly well suited for Internet commerce because an on-line store can have virtually unlimited shelf space and can offer vast product information databases. The use of sophisticated search engines enables consumers to locate and purchase products with convenience and speed. In addition, multimedia and editorial content, such as product images, music clips, book excerpts, and reviews, allow Internet retailers to create an appealing virtual shopping experience. To capture these advantages, an Internet retailer must bring together a number of elements:

     - a comprehensive, deep product catalog;

     - accurate and detailed product information;

     - a rich array of product content such as book excerpts, reviews and product images;

     - an easy to use and accurate ordering system;

     - a broad range of products available for immediate shipment; and

     - flexible, competitively-priced fulfillment services.

     Through our distribution system and proprietary database we offer Internet retailers a single source for many of the critical elements of a successful Internet commerce site. We provide an efficient distribution system which will soon include the ability to ship books, videos and music products all in one box. We can offer direct to consumer fulfillment services including customized gift-wrapping and personalized gift card services, thereby allowing the Internet retailer to leverage our infrastructure investment and economies of scale. In addition, we maintain one of the largest book, video and music product inventories in the U.S. with approximately 385,000 titles in inventory and over
1.5 million available for order. Our proprietary database contains over 500,000 annotations, 275,000 book covers in full color, 45,000 book reviews and 88,000 tables of contents. We believe the ability to offer all of these elements provides us with a significant advantage among distributors serving Internet retailers.

     Traditional Retailer. The traditional domestic retail markets for books, videos and music products, are made up of retailers such as chain and independent book, video or music stores, mass merchants and, increasingly, superstores such as Barnes & Noble and Virgin Entertainment which carry books, videos and music products. Veronis, Suhler reports that the size of the U.S. consumer book market was $15.4 billion in 1997 and is expected to grow to $19.7 billion in 2002. Veronis, Suhler also reports that the domestic video and music markets generated retail sales of approximately $27.3 billion in 1997 and projects that sales will grow to $36.4 billion in 2002.

     The move by the larger chain retailers toward superstores has required an expansion in the number of products and product lines. Superstores can gain efficiency by using distributors that offer a full mix of information and entertainment products. We believe that by continuing to offer fast and flexible deliveries on a nationwide basis, a deep catalog of a broad range of products, value-added services and current industry information and product data we will increase our share of this market.

     INSTITUTIONAL

     The institutional market is principally comprised of public, academic and school libraries. There are over 16,000 public libraries, 4,000 academic libraries and 90,000 school libraries in the United States. The Book Industry Study Group estimates that in 1997, public, academic and school libraries spent approximately $1.9 billion on acquisitions of books and audiovisual materials and projects expenditures of approximately $2.3 billion in 2002.

     Growth in the institutional market is driven by a number of factors, including the availability of federal, state and local tax revenues, demographic trends and technological changes. Additionally, institutions, led by the academic library sector, are increasingly using automation and information technology products to serve their patrons more efficiently. Institutions are dedicating an increasing portion of their budgets to acquire electronic database information, on-line collection management services and automated cataloging products.

     We are a leader in the institutional market because we have developed products and services during our decades of serving this market which address institutional customers' particular needs, including:

     - on-line ordering and order confirmation;

     - automated or outsourced cataloging services;

     - opening day collection preparation;

     - continuing collection development and refinement;

     - evaluation and acquisition of specialized and technical books;

     - automatic receipt of pre-profiled book titles;

     - managing fiscal and staff resources; and

     - preparing books for circulation.

BAKER & TAYLOR

     We are a leading full-line distributor of books, videos, and music products to Internet and traditional retailers and institutional customers. We also provide our customers with value-added proprietary data products and customized management and outsourcing services. We have been in business over 100 years and have developed significant industry expertise and strong, long-term relationships with our customers and with the major book publishers, movie studios and record labels. We have more than 20,000 retailer and 28,000 institutional customers. Our Internet retailer customers include operators of three of the most frequently visited e-commerce sites: Amazon.com, Barnesandnoble.com and CDNow.com. Traditional retailer customers include superstore retailers such as Barnes & Noble, Books A Million, and Virgin Entertainment as well as independent bookstores and chain retailers. Our institutional customers consist primarily of public, academic and school libraries such as the New York Public Library, the University of Southern California and the Chicago Public School System.

     Book, video and music retailing has undergone dramatic changes in recent years. These include the advent and rapid growth of Internet retailing, the emergence of the superstore format and the development of stores that offer books, videos and music products at a single location. We provide critical distribution and information services in the distribution chains for book, video and music products by offering our customers multiple product lines, accurate product information, a wide variety of immediately available titles across product categories and fast and flexible fulfillment services.

     We were founded in 1828 as a small bindery and subscription book publisher. In 1912, we discontinued publishing to focus on book distribution. In 1958, we were purchased by Parents Magazine and in 1970 we were acquired by Grace. In 1991, in anticipation of our acquisition by management and affiliates of The Carlyle Group, we incorporated in Delaware as Baker & Taylor Holdings, Inc. In 1999 we changed our name to Baker & Taylor Corporation.

BUSINESS STRATEGY

     We believe we are well positioned to take advantage of the trends in the retailer and institutional markets. As Internet retailing continues to grow and traditional storefront retailing continues to evolve, we believe our proven ability to provide a combination of a broad mix of product, value-added information services and customized fulfillment services will enable us to capture an increasing market share. In addition, the quest for operating efficiencies in the institutional market is producing increased opportunities for our technology-based outsourcing and consulting services. We intend to take advantage of these trends and increase our sales and profitability through the following strategies:

     GROW OUR RETAILER BUSINESS BY EXPANDING OUR SALES FORCE AND SERVICE OFFERINGS TARGETING INTERNET AND SUPERSTORE RETAILERS. The emergence of Internet retailing, the superstore format and the increase in the number of product lines handled by our traditional retailer customers has significantly altered the way books, videos and music products are sold. We intend to capitalize on opportunities taking place in the retailer market through a combination of:

     - increasing our sales and marketing efforts directed at book, video and music retailers;

     - enhancing our distribution services to include nationwide consumer direct fulfillment and multi-product shipping all in one box;

     - leveraging our database investments to provide additional value-added information services in combination with our distribution services; and

     - building on our Internet commerce experience to offer additional Internet-based products and services.

     LEVERAGE OUR DATABASE AND INFORMATION SYSTEMS TO DEVELOP SERVICE OFFERINGS WITH GREATER E-COMMERCE FUNCTIONALITY TO ATTRACT AND RETAIN CUSTOMERS ACROSS ALL OUR SERVED MARKETS. We maintain a current bibliographic database that offers over 3.5 million English-language book titles. In addition, our database contains information on over 325,000 video and music titles. The database is the foundation of our value-added information services. It provides customers and suppliers with a powerful and convenient ordering, tracking and information resource. In addition to our database, we have developed a number of information services and automation products to support our institutional markets. We plan to use these products to form the foundation for our electronic commerce strategy. We believe that the products and services provided through the implementation of this strategy will:

     - provide us with a distinct advantage in meeting the fulfillment requirements of Internet retailers;

     - increase the value we provide to our customers;

     - provide a means of differentiating ourselves from our competitors; and

     - increase our share of the varied markets in which we do business.

     EXPAND OUR LEADERSHIP POSITION IN THE INSTITUTIONAL MARKET. We intend to leverage our competitive strengths, extensive market presence and brand equity in the Baker & Taylor and Yankee Book Peddler names to further our leadership position in the institutional market. We believe we are the largest distributor to public and academic libraries in the United States. To increase our institutional distribution business with both new and existing customers we intend to leverage a number of our strengths, including:

     - a deep catalog and broad inventory supporting one-stop-shopping within and across product categories;

     - our highly automated proprietary information system which enables us to provide specialized outsourcing, collection management and consulting services for the institutional market;

     - our established e-commerce capabilities to offer solutions to institutional customers;

     - our experience and relationships with suppliers to the institutional market which permit us to optimize the value of library collection development systems using the most up-to-date information;

     - our cataloging resources including our catalog database of 2.2 million records and our ability to perform on-line cataloging services enabling direct and instantaneous maintenance and updating of a library's in-house system; and

     - the technical processing services we provide in order to produce a shelf-ready book for a library, including bar code labels and theft detection strips.

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

     ENHANCE DISTRIBUTION AND FULFILLMENT CAPABILITIES TO MAXIMIZE OPERATING EFFICIENCIES. Our goal is to operate the most efficient distribution system in the industry. Our warehouse control systems are designed to process orders quickly, and most orders of in-stock items can be filled within three hours. In order to enhance our shipping capabilities and integrate our book and entertainment operations, we are expanding our four major fulfillment centers and eliminating all but one of our smaller distribution centers. We expect the capacity expansion to be substantially completed by November 1999 and the reduction in the number of smaller distribution centers to be substantially completed by the end of June 2000. The integration and expansion of our facilities will allow us to:

     - implement our book, video and music all in one box shipping services;

     - offer expanded nationwide consumer direct fulfillment capabilities including value-added services such as gift wrapping and gift card services;

     - increase our depth and breadth of inventory; and

     - increase the operating efficiency of our distribution system.

     PURSUE STRATEGIC ACQUISITIONS. Within the institutional and retailer markets there are a number of niche markets that may be best penetrated through strategic acquisitions. We look to strategic acquisition opportunities as a way to increase market share and to acquire complementary technologies and operational expertise quickly. We target acquisition candidates that have specific market leadership, technology or expertise which, when combined with our distribution system, broad inventory and database capabilities, will create strong competitive advantages. For example, we believe the acquisition of Yankee makes us the largest distributor to the academic library market and also provides us with complementary technologies that can be integrated into our suite of value-added services.

DISTRIBUTION SYSTEM

     We believe that our nationwide distribution system represents one of our primary strategic advantages. The investments we have made in physical infrastructure and information technology provide us with a flexible, scalable and efficient distribution system. Our distribution system is capable of providing consumer direct fulfillment and will soon have the capacity to ship books, videos and music products all in one box. In addition, the flexibility we have designed into our distribution system will allow us to distribute a wide variety of different products. Our distribution system is well suited to handle order fulfillment for a variety of retailers and is particularly well suited to support Internet retailing.

     In fiscal 1999 we shipped over 75 million units including 49 million books and 26 million video and music titles from over 28,000 book publishers, movie studios and record labels. We have one of the largest combined book, video and music inventories in the United States with approximately 250,000 book, 40,000 video and 95,000 music titles in stock. Our inventory and distribution system enable us to fill orders with speed and accuracy. We have the capability of shipping in-stock products within three hours of receiving an order and we provide same day delivery to our larger customers such as Amazon.com and Barnes & Noble. Our institutional customers benefit from one of the fastest fulfillment cycle in the industry as well as value-added services such as providing cataloging information and making the books shelf-ready with protective jackets and library specific labeling.

     We have initiated a $38.5 million capital expenditure program to expand our four major regional distribution centers, close all but one of our smaller distribution centers and integrate our book and video and music distribution systems. This program will increase our warehouse space by approximately 60% to
1.2 million square feet and our shipping capacity by approximately 70% to approximately 166 million units per year. By housing multiple products in a single distribution center, we will be able to ship books, videos and music products together in one package. We believe this ability will create a significant competitive advantage in our Internet fulfillment strategy. We expect the expansion to be substantially completed by November 1999 and the closing of all but one of our smaller distribution centers to be substantially completed by June 2000.

                        WAREHOUSE DISTRIBUTION CAPACITY

                                                 SQUARE FOOTAGE        UNITS SHIPPED CAPACITY
                                                 (IN THOUSANDS)         (MILLIONS PER YEAR)
                                             ----------------------    ----------------------
                                               PRE-         POST-        PRE-         POST-
WAREHOUSE LOCATION                           EXPANSION    EXPANSION    EXPANSION    EXPANSION
------------------                           ---------    ---------    ---------    ---------
Regional Centers:
  Momence, Illinois........................     172           316         22            55
  Commerce, Georgia........................     105           250         11            30
  Somerville, New Jersey(1)................     228           350         17            43
  Reno, Nevada.............................     107           254         13            33

Local Warehouses:
  (8 locations pre-expansion, 1 location
  post-expansion)..........................     136            19         35             5
                                                ---         -----         --           ---
          Total............................     748         1,189         98           166
                                                ===         =====         ==           ===

------------------------------
(1) Includes Franklin, New Jersey facility to be closed post-expansion. The post-expansion facility will be located in Bridgewater, New Jersey.

     Our inventory and shipping processes are managed by a sophisticated and scalable customized warehouse management software system. This system is operated on an outsourced basis by Computer Sciences Corporation. CSC owns and maintains the hardware on which the system runs. CSC also provides consulting and application development services to support the system. As we consolidate our smaller warehouses into our expanded major facilities, we will integrate the shipping and inventory systems of the smaller warehouses into our system. Our ordering systems accept customer orders via electronic data interface transmissions, web-based transactions, interfaces from retail in-store systems and library automation systems as well as phone, fax and mail orders. Our system can route ordering information directly into our warehouse management systems. Orders are processed, picked and packed in our warehouses and sent to their destination via third-party commercial freight services such as United Parcel Service and Roadway Package System as well as the United States Postal Service.

PROPRIETARY DATABASE

     Because of our historical focus on the institutional market we have created a database of book titles which is both information rich and broad across subjects and titles. The database currently contains over 3.5 million English language book titles including 2.2 million U.S. book titles. We have also developed a database of video and music information to complement our book database. We believe our database is considered by many of our customers to be the authoritative database for English language book information. We continually update our database with the goal of maintaining the most accurate and timely information on forthcoming, in-print, and out-of-print English language book titles world-wide. The database includes standard bibliographic data, such as validated title, author, ISBN, price, publisher and publication date on all book titles. The database also categorizes books by subject or industry classifications. The database contains up-to-date book availability information as well as over:

     - 500,000 book summaries;

     - 88,000 tables of contents;

     - 45,000 book reviews; and

     - 275,000 full-color book cover images.

     Our proprietary database is available together with our search engine either on a subscription basis or through licensing for companies, such as Amazon.com, that want to use its information in their own applications. Our database can be used to quickly establish the basis of an Internet retailer's virtual inventory. We believe that our database enables us to offer unique value-added services to both our customers and suppliers.

     We also currently maintain information on over 240,000 music titles and 85,000 video titles in our database. Our acquisition of Professional Media Service Corp. further expanded and enhanced our database of video and music titles.

INFORMATION PRODUCTS AND SERVICES

     We offer a number of information products and services which provide us with additional revenue streams and are designed to generate and enhance customer loyalty by adding value to each step of the distribution chain. These services allow our customers to outsource or automate a number of the tasks involved in developing collections, stocking retail stores and making purchasing decisions. We believe that these products and services offer our customers and suppliers a competitive advantage.

     TITLE SOURCE II. We have developed Title Source II to provide users access to our database on a subscription basis. Title Source II combines our database with a powerful search engine that allows searches across a wide variety of search topics. Title Source II is available on the Internet and in CD-ROM format. The Internet version is updated daily and has what we believe to be the most timely and accurate collection of book, video and music product data available. Title Source II also offers on-line electronic ordering and confirmation. Title Source II is used by both retailer and institutional customers.

     STANDING ORDER SERVICES -- COMPASS. Compass, a standing order service, automates a library's process of continually updating its collection by allowing librarians to modify profiles, create bibliographic searches, and develop pricing and purchasing reports on-line, 24-hours-a-day.

     LIBRIS 2020. LIBRIS 2020 is a proprietary Windows-based library automation system capable of interfacing with library information system applications and incorporates the activities of collection development and title selection with back office procurement functions.

     CUSTOMIZED LIBRARY SERVICES. Our Customized Library Services team can provide project-based assistance to a library or take over an entire function on an outsourcing basis. Customized Library Services can assist a library with opening day collection or expansion projects, ongoing acquisitions of shelf-ready product, collection management services and customized selection tools. Customized Library Services provides customized collection management support, cataloging services, technical processing and other consulting services.

     CATALOGING DATABASE -- B&T MARC. B&T MARC allows us to sell institutions fully processed shelf-ready books. B&T MARC can develop and automatically update an electronic standard catalog card by accessing our database of over 2.2 million book records. It integrates the production of automated records with the printing of cards and processing components and allows customers with unique needs to custom design both automated and printed records.

     B&T EXPRESS WIRED. An Internet-based service, B&T Express Wired is a comprehensive source of book pre-publication information. We update B&T Express Wired twice each month. Retailers, institutions and publishers can get the latest bibliographic information on upcoming titles as well as information on planned size of print runs and advertising budgets. Our customers benefit from the availability of this timely and comprehensive information on new titles in making their budgeting, purchasing, marketing and merchandising decisions.

     REPLICA BOOKS. Replica Books works directly with both authors and publishers to keep their books in-print, effectively extending the life of the book. To provide this service, each title is maintained in an electronic database. Upon receipt of an order, the books are printed on a high-speed printer and individually bound in paperback or hardcover.

     TALK MEDIA. Talk Media is an ordering and product inquiry and information system for over 240,000 video and audio titles. Talk Media allows customers to check pricing and availability, add to or create an order, get a status report on an existing order and authorize order shipment.

     COPY DEPTH PROGRAM. An Internet-based product, our copy depth program automatically calculates a customer's copy depth goals showing a customer its status with respect to studio and producer financial incentive targets. The program simplifies retailer participation in studio financial incentive programs.

OUR MARKETS AND CUSTOMERS

     We serve a variety of customers across our retailer and institutional markets. In fiscal 1999 we served over 45,000 customers. Our top ten customers accounted for approximately 32% of our total net sales. We anticipate that these customers will continue to account for a substantial percentage of our net sales.

     INTERNET RETAILER. Our Internet retailer market customers accounted for approximately $166 million in net sales in fiscal 1999. Internet retailer customers are comprised primarily of on-line versions of traditional retailers, on-line only retailers and Internet malls. Some of our primary Internet retailer customers are:

     - Amazon.com;

     - BigStar.com;

     - Booksamillion.com;

     - Barnesandnoble.com; and

     - VarsityBooks.com.

     TRADITIONAL RETAILER. Our non-Internet retailer business accounted for approximately $478 million in net sales in fiscal 1999. Traditional retailer customers are comprised primarily of book superstores, chain book and video stores, independent book shops and video stores, and discount retailers. Some of our primary traditional retailer customers are:

     - Barnes & Noble;

     - Books A Million;

     - Blockbuster Entertainment;

     - Musicland; and

     - Virgin Entertainment.

     INSTITUTIONAL. Our institutional customers accounted for approximately $377 million in net sales in fiscal 1999. Institutional customers are comprised primarily of public, academic and school libraries. Some of our primary institutional customers in each of these categories are:

     - public libraries: New York Public Library, Los Angeles Public Library and Houston Public Library;

     - academic libraries: the University of Southern California, Texas A&M and Ohio State; and

     - school libraries: New York City Public Schools, Austin Independent School District and Chicago Public School System.

SALES AND MARKETING

     Our sales and marketing efforts are designed to maintain and strengthen existing customer relationships, increase the number of first-time and repeat customers, promote Baker & Taylor name recognition and assist retailers, institutions and suppliers in using and benefiting from our value-added information products and services. Our sales and marketing efforts are geared toward our retailer and institutional customers.

     Our retailer sales strategy is based on the development and maintenance of customer relationships with Internet retailers, national and regional chains, and independently owned retailers. This strategy is implemented and supported by a sales and customer service team consisting of more than 180 people, including more than 50 telemarketers. The sales organization targets each of the key market segments, with a field sales force devoted to contacting the many independent stores across the country regularly. The national retail chains and major Internet retailers are assigned to a senior sales team specifically devoted to their business.

     Our institutional sales strategy utilizes our proprietary database and value-added information products to integrate our customers' acquisition plans into our business by offering electronic ordering, cataloging and processing and selection services.

     Public library customers are served by a sales force who call primarily on library directors, acquisition librarians and library heads of technical services. Academic library customers are currently served by a dedicated sales force. We intend to take advantage of Yankee's leadership position in the academic library market by increasing our academic library sales effort and leveraging the strength of Yankee's technical services and approval plans. Our school library sales force focuses on states with the largest funding levels and library budgets. Our institutional sales representatives efforts are augmented by telemarketers who focus on video and music products.

     We support our sales representatives with a number of marketing products and initiatives, including:

     - new business development campaigns designed to assist the sales force in generating new accounts;

     - catalogs, publications and collection guides to drive sales and advertise specific genres and pricing promotions;

     - subscription programs for various product categories to make on-going ordering easier for customers;

     - our Special Order Stations for retailers to use in-store to encourage consumers to order products available from Baker & Taylor and to enable retailers to sell products not physically carried in their store; and

     - electronic and on-line ordering programs.

SUPPLIERS

     We have long-term relationships with most leading book publishers, movie studios and record labels. We generally acquire products directly from book publishers, record labels and production companies. Our strong ties to our suppliers give us access to information on forthcoming releases, marketing plans and pricing decisions which we can use to update and enhance the information in our proprietary database on an on-going basis. In return, we can supply this information broadly to subscribers. This gives our suppliers an important information resource allowing them to track sales trends, monitor competing titles and plan release dates and marketing campaigns. We believe that this service further strengthens our relationships with our suppliers.

     We use both full line and specialized suppliers in both the retailer and institutional markets. These relationships give us the ability to offer a broad range of specialized titles to our customers. In fiscal 1999, our top ten suppliers accounted for approximately $430 million, or approximately 50%, of our total purchases. Our major suppliers include:

     BOOKS

          -  Random House/Bantam Doubleday Dell;

          -  Simon & Schuster;

          -  Penguin Putnam;

          -  HarperCollins Publishers; and

          -  Von Holtzbrinck Publishing Services.

     VIDEOS

          -  Warner Elektra;

          -  Atlantic Corp.;

          -  Buena Vista Home Video;

          -  Columbia Tristar Home Video;

          -  Paramount Home Video; and

          -  Fox Video.

     MUSIC

        -  Sony Music Entertainment;

        -  EMI;

        -  Warner Elektra Atlantic;

        -  Uni Distribution; and

        -  BMG.

COMPETITION

     We compete in both the retailer and institutional distribution markets. Within each of these markets we compete primarily with a diverse group of national or regional distributors which target a limited number of sectors in the market. In addition, we may also compete with our suppliers or our customer's internal distribution operations in particular markets. While each market has unique competitive characteristics, we believe that the primary competitive factors across markets are:

     -  inventory breadth;

     -  fulfillment rate;

     -  reliability;

     -  accuracy, completeness and depth of data;

     -  price;

     -  delivery time;

     -  information systems and electronic data interchange capabilities;

     -  customer service; and

     -  financial strength.

     RETAILER MARKET. Our primary competitors in the retailer market are Alliance, Major Video Concepts, Ingram Book Group, Ingram Entertainment and Valley Media. We believe that none of these companies supply all sectors within the retailer market.

     INSTITUTIONAL MARKET. Our primary competitors in the institutional market are Brodart Company, Book Wholesalers, Inc., Blackwell Ltd., Follett Corporation, Ingram Book Group and Midwest Library Service. Many of these companies focus on a limited number of sectors within the institutional market. We do not believe that there is a competitor in the institutional market that services all of the sectors to the extent that we do, however, within each sector we face competition from niche distributors.

EMPLOYEES

     As of June 25, 1999, we had approximately 2,400 full-time and 100 part-time employees worldwide. We also add additional personnel during peak shipping times. None of our employees is represented by a union. We believe our relations with our employees are generally good.

PROPERTIES

     We currently own our four large regional distribution centers and lease our nine smaller, local centers along with office facilities, including our executive offices in Charlotte, North Carolina, and Bridgewater, New Jersey. These leases are generally for terms varying from 36 to 60 months. During fiscal 1999 we incurred rent costs of approximately $3.1 million.

     In conjunction with our expansion and consolidation program, we have entered into a 15 year lease for a new facility in Bridgewater, New Jersey and are about to enter into a 15 year lease for a facility in Reno, Nevada. As part of these lease agreements we are considering the sale of our currently owned facilities in each of these locations to the landlord. These transactions are expected to be consummated by December 1999. In addition, we are in the process of closing eight of our smaller distribution centers and increasing the size of our other two owned facilities in Momence, Illinois, and Commerce, Georgia. We expect the expansion to be substantially completed by November 1999 and the closing of all but one of the smaller distribution centers to be substantially completed by June 2000.

LEGAL PROCEEDINGS

     On June 1, 1995, two individuals filed a claim against us on behalf of the United States of America and the State of California under the federal False Claims Act and the California False Claims Act respectively. Grace, of which Baker & Taylor Books was an unincorporated operating division, was named as a co-defendant. In early 1997, the federal government and the State of California elected to intervene in the case. The two individuals subsequently were dismissed from the case for lack of jurisdiction and other reasons. In June 1999, we reached a settlement agreement with the federal government. All claims asserted by the federal government in the False Claims Act case were dismissed with prejudice in exchange for a payment of $3.0 million. However, the claims of the State of California remain outstanding against us and the claims of the federal government and the State of California remain against Grace. The case is pending in the federal district court for the Northern District of California.

     The complaint alleges, among other things, that we engaged in a practice of fraudulently overcharging institutional customers, including the federal government and state and local school and public libraries which received federal funds. Specifically, the complaint alleges that we failed to provide these institutional customers with agreed upon discounts on certain classes of books. We have vigorously defended against the complaint.

     In view of the dismissal of all federal claims against us, it is possible that the federal court will decline to continue to exercise supplemental jurisdiction over the State of California's case against us, which is based entirely on state law, and dismiss the case. It is also possible, if the federal court dismisses the State of California's case against us, that the State of California may refile its case against us in state court. If the State of California's case goes forward in either federal or state court, we could be subject to as yet unspecified damages. The State of California has asserted that its actual damages for the period from 1985 through 1995 are in the range of $7.2 million. The State of California also claims that under the California False Claims Act, it is entitled to three times this amount, or $21.6 million. Final damages, if any, could be higher or lower than this amount. In addition to such potential damages, we may also be subject to penalties if the State of California is successful in its action. The California False Claims Act provides for penalties of up to $10,000 for each transaction in which it was subject to overcharges. Although the State of California's complaint does not state the number of transactions in which it claims to have been overcharged, if such number proves large we could be subject to substantial penalties. We have disputed not only our liability to the State of California, but also its calculation of damages.

     In July 1998, seventeen additional states moved to intervene in the False Claims Act case. The proposed complaint in intervention purports to state causes of action under the states' deceptive or unfair trade practices statutes or false claim statutes, in addition to various state common law theories of recovery. The proposed complaint essentially repeats the allegations of overcharging stated in the False Claims Act case. It seeks actual and, with respect to some states, treble damages in an unspecified amount. The judge heard oral arguments on the motion to intervene in November 1998, but has not yet ruled on the motion. If the proposed complaint is permitted to proceed, we will vigorously defend against the complaint.

     In May 1999, the State of Ohio sued us and Grace on behalf of a number of state and local libraries, again repeating the allegations of overcharging made in the False Claims Act case. In June 1999, the State of Ohio amended its complaint to add a number of additional parties, so that it is now purporting to sue on behalf of 133 school districts, 138 public libraries and 10 public universities. The complaint seeks recovery under Ohio's Deceptive Trade Practices Act as well as various common law theories, including breach of contract, unjust enrichment, payment by mistake and fraud. We and co-defendant Grace have moved to dismiss the amended complaint on grounds that it is untimely and fails to plead fraud-based claims with the required particularity. The State of Ohio has filed an opposition to the motion. If the motion is not granted and we are required to answer the amended complaint, we will vigorously defend against the complaint.

     If one or more of the foregoing claims are successful, our business and results of operations could be materially adversely affected.

     We also are party to routine litigation incidental to our business. Other than as discussed above, we do not believe that any legal proceedings to which we are a party or to which any of our property is subject will have a material adverse effect on our financial position or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors are:

NAME                                      AGE                    POSITION
----                                      ---                    --------
Craig M. Richards.......................  49     Chief Executive Officer, President and
                                                   Director
Edward H. Gross.........................  56     Executive Vice President, Chief
                                                   Administrative Officer, and Chief
                                                   Financial Officer
Gary M. Rautenstrauch...................  46     Executive Vice President
William J. Polich.......................  48     Executive Vice President
Richard S. Czuba........................  47     Executive Vice President
James S. Ulsamer........................  49     Executive Vice President
Marshall A. Wight.......................  48     Executive Vice President
Margaret A. Nordstrom...................  50     Senior Vice President
Robert H. Doran.........................  54     Senior Vice President
Patrick W. Gross(1)(2)..................  55     Director and Chairman
Joseph R. Wright, Jr.(1)(2).............  60     Director and Co-Chairman
Daniel A. D'Aniello(2)..................  52     Director and Vice Chairman
Philip B. Dolan(1)......................  41     Director

-------------------------
(1) Member of the Audit Committee

(2) Member of the Compensation Committee

     The backgrounds of our current executive officers and directors are set forth below:

     Craig M. Richards has served as our Chief Executive Officer and President since July 1994. From 1992 to June 1994 he served as our Senior Vice President and member of the Office of the Chairman. Prior to joining us, Mr. Richards was a Managing Director of Bear Stearns & Co. Inc. from November 1986 to May 1992. Prior to that, Mr. Richards was Vice President, Project Finance for Marriot Corp. in Washington, D.C. from 1977-1986. Previously, Mr. Richards was on the audit staff at Arthur Andersen from 1975-1977. Mr. Richards earned a B.A. from Brigham Young University in 1975.

     Edward H. Gross has served as our Executive Vice President, Chief Administrative Officer and Chief Financial Officer since July 1994. From March 1992 to July 1994 Mr. Gross was our Senior Vice President and Chief Financial Officer. He joined the Baker & Taylor Books Division of W.R. Grace & Co. in 1985, and until 1987 was its Senior Vice President and Chief Financial Officer. He held the same positions at the Baker & Taylor Video Division of Grace from 1988 to 1992. Prior to that, Mr. Gross served in various capacities at Grace from 1973-1984, including divisional and group financial positions in its Organic Chemicals Division, Specialty Business Group and American Breeders Service Division. Previously, Mr. Gross held various positions with Harding & Gross, Inc. and Lewis Refrigeration, both of Malden, Massachusetts. Mr. Gross earned a B.A. from Brown University in 1965 and an M.B.A. from Columbia University Graduate School of Business Administration in 1967.

     Gary M. Rautenstrauch has served as President of Baker & Taylor Institutional, a division of Baker & Taylor, since July 1999, and as one of our Executive Vice Presidents since 1996. He also has served as the President and CEO of Professional Media Service Corporation since November 1998. He has served in various capacities at Baker & Taylor including the Executive Vice President of Technology from 1994-1996, leading the installation of the Platform 2000 project to upgrade the computer systems and distribution operations in Baker & Taylor. Prior to joining Baker & Taylor in 1981 he was a systems project leader with Burroughs Corporation from 1977. Mr. Rautenstrauch earned a B.B.A. from University of Miami in 1975 and an M.B.A. from New York University in 1977.

     William J. Polich has served as one of our Executive Vice Presidents since March 1998. Prior to joining Baker & Taylor, he served as a Senior Vice President of Sales at HBO Home Video North America, a Time Warner company, from December 1986 to July 1996. Prior to that, Mr. Polich served as a regional vice president for Pioneer Electronic, USA, Inc. from 1985 to 1986. Previously, Mr. Polich held various marketing director positions with Atari, Koala Technologies and Digital Research. Mr. Polich earned a B.A. from Western Illinois University in 1972.

     Richard S. Czuba has served as an Executive Vice President since June 1996. Mr. Czuba has been with Baker & Taylor since August 1986. From 1987-1990, he served as Director of Information Systems of Baker & Taylor Video and served as Vice President of Baker & Taylor Video from 1990 to 1993. From August 1993 to May 1996, he served as Senior Vice President of Operations and Systems for Baker and Taylor Entertainment. Prior to joining Baker & Taylor, Mr. Czuba was Manager of Information Systems for Bally Manufacturing, an entertainment, fitness and gaming equipment manufacturer. Mr. Czuba holds a B.A. degree from the University of Illinois and an M.B.A. degree from the University of Chicago.

     James S. Ulsamer has served as President of Baker & Taylor Retail, a division of Baker & Taylor, since July 1999 and as one of our Executive Vice Presidents since June 1994. He was also President of Baker & Taylor Books from June 1994 to July 1999. Mr. Ulsamer joined Baker & Taylor Books in 1973 and he held a variety of positions with the company, including Chief Operating Officer, Senior Vice President of Sales and Marketing of both Baker & Taylor Books and Baker & Taylor Entertainment and Vice President of Marketing at Baker & Taylor Books. Mr. Ulsamer earned a B.A. in Economics from Rutgers University in 1972.

     Marshall A. Wight has served as one of our Executive Vice Presidents since March 1999. Mr. Wight joined the company in March 1980 and has held various positions in operations, finance, purchasing and sales and marketing. Prior to joining Baker & Taylor, Mr. Wight worked several years in the binding and printing industry. Mr. Wight earned a B.A. from the University of Virginia in 1973.

     Robert H. Doran has served as one of our Senior Vice Presidents since 1997. Prior to joining Baker & Taylor, Mr. Doran was the Director of Database Development at Barnes & Noble, Inc. from 1995 to 1997. From 1989-1995, Mr. Doran was the Vice President of Marketing at Reed Reference Publishing. Previously, from 1978-1989, he held various positions at Macmillan and Prentice Hall Publishing. Mr. Doran earned a B.A. from Bowdoin College in 1967.

     Margaret A. Nordstrom has served as our Senior Vice President for Strategic Business Opportunities since September 1998. She also served as a Senior Vice President for Baker & Taylor from December 1995 to April 1997. Prior to joining Baker & Taylor initially, she was a Senior Principal for American Management Systems in Fairfax, Virginia from March 1988 to November 1995. Prior to rejoining Baker & Taylor, she was Executive Vice President, Parragon Advanced Technologies, Research Triangle, North Carolina from April 1997 to September 1997, and Vice President with AMS from October 1997 to September 1998. Prior to joining AMS, she was a Software Development Manager for the Arbitron Ratings Company in Laurel, Maryland from

1980-1987. She earned a BS degree from Iowa State University in 1971 and an M.B.A from George Washington University in 1980.

     Patrick W. Gross has served as one of our directors since May 1992 and as Chairman of the Board since June 1994. He is a founder and currently serves as Chairman of the Executive Committee of American Management Systems, Inc. He has been a principal executive officer of AMS since its founding in 1970. Before founding AMS, Mr. Gross served on the staff of the Secretary of Defense in the Office of Systems Analysis. He is Chairman of the World Affairs Council of Washington, D.C. and Vice Chairman of Youth For Understanding International Exchange. He is a member of the Advisory Council of the Stanford Graduate School of Business, the Advisory Board of the Stanford Institute for Economic Policy Research and the International Advisory Board of the Stanford Computer Industry Project. Mr. Gross received an M.B.A. from Stanford University, an M.S.E. from the University of Michigan and a B.S.E. from Rensselear Polytechnic Institute. He presently serves on several other boards of directors of public and private companies. The public companies on which boards he serves are Capital One Financial Corporation, Computer Network Technology Corporation and Landmark Systems Corporation.

     Joseph R. Wright, Jr. has served as one of our directors since May 1992 and as Co-Chairman of the Board since June 1994. He currently serves as Chairman and Director of GRC International, Inc., a research and technical support provider to government and private entities, which positions he has held since 1997, Vice Chairman of Jefferson Consulting Group, LLC, which position he has held since 1996, and Chairman, Chief Executive Officer and Director of AmTec, Inc., which positions he has held since 1995. Prior to joining AmTec in 1995, Mr. Wright was Vice Chairman, Executive Vice President and Director of W.R. Grace and Co. from 1989-94. Mr. Wright served President Reagan as the Director and Deputy Director of the Office of Management and Budget from 1982-89 and was a member of the President's Cabinet. His government service also included a term as Deputy Secretary of the United States Department of Commerce from 1981-82. Mr. Wright was the President and Chief Operating Officer of Citicorp Retail Services from 1976 to 1981. Mr. Wright earned a Professional Engineering Degree From Colorado School of Mines in 1961 and a Masters Degree in Industrial Administration in 1964. He presently serves on several other boards of directors including PanAmSat, RealMed, Inc. and Fusion Telecommunications International, Inc.

     Daniel A. D'Aniello has served as Vice Chairman and one of our directors since May 1992. He currently serves as a Managing Director at The Carlyle Group, LP in Washington, DC. Prior to joining Carlyle as a founding partner in 1987, Mr. D'Aniello held various positions at Marriot Corporation from 1981 including the Vice President of Finance and Development, as well as the Vice President of Corporate Finance. Before joining Marriot, Mr. D'Aniello was a financial officer at Pepsico and TWA. Mr. D'Aniello earned a bachelor's degree from Syracuse University in 1968 and an M.B.A. from the Harvard Business School in 1974. Mr. D'Aniello serves on several other boards of directors including GTS Duratek, Inc., IT Group, Inc. and PRA International, Inc.

     Philip B. Dolan has served as one of our directors since July 1997. He currently serves as a Principal for The Carlyle Group, LP in Washington, DC. Prior thereto, he was a Vice President for Carlyle from 1989. Prior to joining Carlyle, Mr. Dolan was an investment analyst and fund manager with the Trust Division of the Mercantile-Safe Deposit and Trust Company and was engaged in management consulting and practiced public accounting with Seidman & Seidman. Mr. Dolan is a Certified Public Accountant. Mr. Dolan earned a bachelor's degree from Mount Saint Mary's College in 1980 and an M.B.A. from the George Washington University in 1987. Mr. Dolan serves on the board of directors of IT Group, Inc.

COMMITTEES OF THE BOARD OF DIRECTORS

     The board of directors has established an audit committee and a compensation committee. The audit committee reviews with management our internal financial controls, accounting procedures and reports. The audit committee also reviews the engagement of our independent auditors, makes recommendations to the board of directors regarding the selection of independent auditors and reviews the scope, fees and results of any audit. The compensation committee administers all of our salary and incentive compensation policies. The compensation committee will also administer our 1999 stock plan.

DIRECTOR COMPENSATION

     Outside directors receive $50,000 per year in cash compensation for service as directors and are reimbursed for the expenses they incur in attending meetings of the board or board committees.

EMPLOYMENT AGREEMENTS

     We currently have employment agreements with Mr. Rautenstrauch and Mr.
Doran.

     Under Mr. Rautenstrauch's employment agreement, which terminates on November 30, 2000, he is entitled to receive an annual base salary of $185,000, subject to increase by his supervisor or the board of directors. If we terminate Mr. Rautenstrauch's employment without cause, then he is entitled to continue to receive his base salary and all related insurance benefits for a period of 365 days following the termination date.

     Under Mr. Doran's employment agreement, which terminates on June 22, 2000, he is entitled to receive an annual base salary of $190,000, subject to increase by his supervisor or the board of directors. If we terminate Mr. Doran's employment without cause, then he is entitled to continue to receive his base salary and all related insurance benefits for a period of 365 days following the termination date.

EXECUTIVE COMPENSATION

     Summary Compensation. The following table sets forth information concerning the compensation earned by our chief executive officer and our four other most highly paid executive officers, collectively referred to as the Named Executive Officers, for services rendered to us in all capacities in fiscal 1999:

                           SUMMARY COMPENSATION TABLE

                                              ANNUAL
                                           COMPENSATION        SECURITIES
                                       --------------------    UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION             SALARY      BONUS       OPTIONS      COMPENSATION(1)
---------------------------            --------    --------    ----------    ---------------
Craig M. Richards....................  $346,145    $466,400                      $1,505
  Chief Executive Officer, President
  and Director
Edward H. Gross......................   210,643     119,194                       2,348
  Executive Vice President, Chief
  Administrative Officer, and Chief
  Financial Officer
Gary M. Rautenstrauch................   191,602     110,805                         814
  Executive Vice President
William J. Polich....................   171,822      91,388                         771
  Executive Vice President
Robert H. Doran......................   191,602      71,450                       1,365
  Senior Vice President

-------------------------
(1) Represents premiums paid by us with respect to term life insurance for the benefit of the Named Executive Officer.

     Stock Options. The following table contains information concerning the stock option grants made to each of the Named Executive Officers during fiscal 1999:

                       OPTION GRANTS IN LAST FISCAL YEAR

     - The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the rules of the SEC. There can be no assurance that the actual stock price appreciation over the ten-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants. The potential realizable value is calculated by assuming that the fair market value of the common stock on the date of grant of the options appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day at the appreciated price.

     - All options listed in the table below vest over a five year period with 10% vesting in year one, 15% vesting in year two, 20% vesting in year three, 25% vesting in year four and 30% vesting in year five.

                                                                                          POTENTIAL REALIZABLE
                                                                                            VALUE AT ASSUMED
                                               INDIVIDUAL GRANTS                              ANNUAL RATES
                         --------------------------------------------------------------      OF STOCK PRICE
                         NUMBER OF SHARES OF     % OF TOTAL                                    APPRECIATE
                            COMMON STOCK       OPTIONS GRANTED   EXERCISE                    FOR OPTION TERM
                         UNDERLYING OPTIONS    TO EMPLOYEES IN     PRICE     EXPIRATION   ---------------------
NAME                           GRANTED              1999         PER SHARE      DATE         5%          10%
----                     -------------------   ---------------   ---------   ----------   ---------   ---------
Craig M. Richards......                             26.32%         $          4/30/09
Edward H. Gross........                              6.58          $          4/30/09
Gary Rautenstrauch.....                              6.58          $          4/30/09
William J. Polich......                              5.70          $          4/30/09
Robert H. Doran........                              2.63          $          4/30/09

     Year-End Option Values. The following table sets forth information concerning option holdings through June 25, 1999 by each of the Named Executive
Officers:

     - "Exercisable" refers to those options which will be vested and exercisable immediately upon completion of this offering, while "Unexercisable" refers to those options which will be unvested at such time.

     - Value is determined by subtracting the exercise from the fair market value of the common stock based on an assumed initial public offering
       price of $          per share, the mid-point of the estimated range of
       initial public offering price per share, multiplied by the number of shares underlying the options.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                        NUMBER OF SHARES OF          VALUE OF UNEXERCISED
                                                      COMMON STOCK UNDERLYING            IN-THE-MONEY
                             SHARES                     OPTIONS AT YEAR END           OPTIONS AT YEAR END
                            ACQUIRED      VALUE     ---------------------------   ---------------------------
NAME                       ON EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                       -----------   --------   -----------   -------------   -----------   -------------
Craig M. Richards........                               --                            --
Edward H. Gross..........                               --                            --
Gary Rautenstrauch.......                               --                            --
William J. Polich........                               --                            --
Robert H. Doran..........                               --                            --

STOCK OPTIONS

     FISCAL 1999 OPTION GRANTS.  In April 1999 our board of directors granted
options to acquire           shares of common stock to a number of our employees
and directors. The options generally vest and become exercisable over a
five-year period and have an exercise price of $     per share.

     Included in the option grants were grants of options to acquire      shares
of common stock to Patrick Gross and Joseph Wright, which were immediately vested and exercisable.

     1999 STOCK PLAN. In July 1999 our board of directors authorized the adoption of a stock compensation plan. The 1999 stock plan authorizes the grant
of options to acquire      shares of common stock. Options granted under the
1999 stock plan will become exercisable over five years and expire ten years from grant if not exercised. A final version of the plan will be filed as an exhibit to the registration statement of which this prospectus is a part.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

THE CARLYLE GROUP FINANCIAL ADVISORY FEE

     Pursuant to a letter agreement dated June 25, 1992, we pay The Carlyle Group an annual financial advisory fee of $350,000 payable quarterly in arrears.

SPECIAL PURPOSE SUBSIDIARY TRANSACTION

     In December 1998 we formed a special purpose subsidiary, Baker & Taylor Benefits Management Corp., as part of a program designed to more efficiently manage our medical benefits liabilities. As part of this program we sold 1,000 shares of the special purpose subsidiary's Class B Non-Participating Preferred Stock to Philip Dolan, a member of our board of directors, for $100,000. These shares were then exchanged along with $19,822 in cash for 1,200 shares of the special purpose subsidiary's Class D Participating Voting Preferred Stock. We also sold shares of Class C Participating Preferred Stock to Aon Group, Inc.

     The Class D Stock entitles its holder to dividends if and when declared by the board of directors equal to 8% per annum on the purchase price of the shares. The dividends on the Class D Stock must be paid before dividends can be paid on the common stock. Other than upon liquidation or redemption, the Class D Stock is not entitled to participate in the profits or distributions of the company in excess of this preferred dividend. The Class D Stock is entitled to a preference on liquidation over the common stock and Class B Preferred Stock. The Class D Stock is redeemable at the option of the special purpose subsidiary and subject to the holder's right to require the subsidiary to repurchase it beginning January 2004. Both the redemption and liquidation value of each share of Class D Stock is equal to $100 plus 25% of the increase, if any, of the value of the special purpose subsidiary from the date of the original issuance of the Class D Stock. Finally, the Class D Stock entitles its holder to elect two members of the special purpose subsidiary's board of directors.

     Mr. Dolan, Aon, Baker & Taylor, Inc. and the special purpose subsidiary are parties to a stockholders agreement which prohibits any of the holders of stock in the special purpose subsidiary from transferring such stock other than to identified affiliates without the consent of each other holder.

     Mr. Dolan is also party to an indemnification agreement in which we release him from any liability and indemnify him to the fullest extent provided by law for any and all legal liability arising out of the transactions described above.

OPTION GRANTS

     In April 1999 we granted options to acquire common stock to our employees and directors, including grants of options to acquire the following number of shares to the following officers and directors:

       OFFICER OR DIRECTOR                 NUMBER OF SHARES
---------------------------------  ---------------------------------
Craig M. Richards
Edward H. Gross
Gary M. Rautenstrauch
William J. Polich
Richard S. Czuba
James S. Ulsamer
Marshall A. Wight
Margaret A. Nordstrom
Robert H. Doran
Patrick W. Gross
Joseph R. Wright, Jr.

     The terms of each of the options are identical, except as described in "Management -- Stock Options -- Fiscal 1999 Option Grants."

MINORITY INVESTMENTS

     METAMETRICS TRANSACTION. In June 1997 we acquired 2,755 shares of common stock of MetaMetrics in return for services we provided to MetaMetrics. In August 1997 we entered into an agreement with MetaMetrics in which we acquired an additional 36,876 shares of common stock for $1,000,000 in cash and an additional 11,559 shares in return for services we provided to MetaMetrics. In connection with these transactions Craig Richards, our chief executive officer and a member of our board of directors, was appointed to the board of directors of MetaMetrics.

     Our August 1997 agreement with MetaMetrics requires MetaMetrics to issue additional shares to us if we perform services for MetaMetrics by specific benchmark dates. We have not earned additional shares under these arrangements.

     KNOWLEDGEMAX TRANSACTION. In March 1998 we entered into an agreement with KnowledgeMax in which we licensed to it certain elements of our database, agreed to loan them up to $450,000 and received a warrant exercisable for up to 5% of the outstanding common stock of KnowledgeMax at the time of exercise. We loaned KnowledgeMax $250,000 in March 1998 and this loan was converted to common stock in July 1998. We loaned KnowledgeMax an additional $200,000 during fiscal 1999. These loans bear interest of 8%. In connection with these transactions, Edward Gross, our Chief Financial Officer, was appointed to the board of directors of KnowledgeMax.

     VARSITYBOOKS TRANSACTION. In July 1998 we entered into an agreement with VarsityBooks.com in which we agreed to be its principal textbook supplier and to ship books directly to its customers. In return for our agreement to maintain a textbook inventory to support their operations, VarsityBooks sold to us common stock at par value equal to 25% of its outstanding common stock. In addition, we received a warrant to purchase additional shares of common stock. In connection with these transactions, James Ulsamer, an Executive Vice President, was appointed to the board of directors of VarsityBooks.

     DIVESTITURE OF INVESTMENTS. Prior to the consummation of this offering, we intend to distribute to our pre-offering stockholders membership interests in a limited liability company that will own all of our interests in MetaMetrics, KnowledgeMax and VarsityBooks.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of June 25, 1999 by:

     - our chief executive officer, the Named Executive Officers and our directors;

     - each selling stockholder;

     - all directors and executive officers as a group; and

     - each person known to us to own beneficially more than 5% of our outstanding shares.

     A person has beneficial ownership of shares if he has the power to vote or dispose of the shares. This power can be exclusive or shared, direct or indirect. In addition, a person is considered by SEC rules to beneficially own shares underlying options that are presently exercisable or will become exercisable within 60 days. The shares listed in this table below under "Number of Shares Underlying Options" include shares issuable upon the exercise of options that are presently exercisable or will become exercisable within 60 days of June 25, 1999.

     As of June 25, 1999, there were                shares of our common stock
outstanding. To calculate a stockholder's percentage of beneficial ownership, we must include in the numerator and denominator those shares underlying options that the stockholder is considered to beneficially own. Shares underlying options held by other stockholders, however, are disregarded in this calculation. Therefore, the denominator used in calculating beneficial ownership among our stockholders may differ. Shares beneficially owned after this offering include shares to be sold in this offering, which shares are to be issued in connection with the exercise of stock options immediately prior to commencement of this offering.

                                       SHARES BENEFICIALLY OWNED PRIOR TO OFFERING    SHARES BENEFICIALLY OWNED AFTER OFFERING
                                       --------------------------------------------   -----------------------------------------
                                                     NUMBER OF                        NUMBER OF SHARES
                                        NUMBER OF      SHARES                          OF COMMON STOCK
                                       OUTSTANDING   UNDERLYING                         TO BE SOLD IN
NAME OF BENEFICIAL OWNER                 SHARES       OPTIONS      TOTAL    PERCENT       OFFERING         NUMBER      PERCENT
------------------------               -----------   ----------   -------   -------   -----------------   ---------   ---------
EXECUTIVE OFFICERS AND DIRECTORS.....
Craig M. Richards....................                                         2.79%
Edward H. Gross......................                                            *
Gary M. Rautenstrauch................                                            *
William J. Polich....................                                            *
Robert H. Doran......................                                            *
Patrick W. Gross.....................                                            *
Joseph R. Wright, Jr.................                                            *
Daniel A. D'Aniello..................                                            *
Philip B. Dolan......................                                            *
* All Executive Officers and
  Directors as a Group (13
  persons)...........................                                         5.52%
FIVE PERCENT HOLDERS AND SELLING
  STOCKHOLDERS
The Carlyle Partners Leveraged
  Capital Fund I, L.P.(1)............                                        65.48%
BT Acquisition Partners, L.P.(1).....                                        18.59%
Richard King Mellon
  Foundation.........................                                         7.44%

---------------------
 *  less than one percent
(1) The Carlyle Group, L.P., a Delaware limited partnership, is the sole general partner of Carlyle Partners Leveraged Capital Fund I, L.P. and the sole general partner of B&T Acquisition Partners, L.P.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our capital stock is only a summary and is qualified in its entirety by reference to the actual terms and of the capital stock contained in our amended and restated certificate of incorporation.

     The certificate authorizes           shares of common stock, par value of
$0.01 per share, and 1,000,000 shares of preferred stock, par value of $0.01 per share, the rights and preferences of which may be designated by the board of
directors. As of the date of this prospectus there will be           shares of
common stock issued and outstanding. No shares of preferred stock are outstanding.

COMMON STOCK

     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefore, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of Baker & Taylor, the holders of common stock are entitled to receive ratably the net assets of Baker & Taylor available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares that we offer in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

PREFERRED STOCK

     The board of directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Baker & Taylor. We have no present plans to issue any shares of preferred stock.

CERTAIN ANTI-TAKEOVER, LIMITED LIABILITY AND INDEMNIFICATION PROVISIONS

     As noted above, our board of directors, without stockholder approval, has the authority under our amended and restated certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control of Baker & Taylor or make removal of management more difficult.

     Election and Removal of Directors. The certificate and bylaws provide for the division of our board of directors into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders.

Directors may be removed only for cause. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of Baker & Taylor and may maintain the incumbency of the board of directors, as it generally makes it more difficult for stockholders to replace a majority of directors.

     Stockholder Meetings. Our bylaws and certificate of incorporation provide that the stockholders may not call a special meeting of the stockholders of Baker & Taylor. Rather, only the board of directors, the chairman of the board or the president will be able to call special meetings of stockholders.

     Stockholder Action by Written Consent. Our bylaws and certificate of incorporation prohibit stockholders from taking action by written consent.

     Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws provide advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or one of its committees.

     Delaware Anti-Takeover Law.  We are a Delaware corporation subject to
Section 203 of the Delaware General Corporation Law. Under Section 203, certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless:

     - the corporation has elected in its certificate of incorporation not to be governed by Section 203, which we have not done,

     - the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before such stockholder became an interested stockholder,

     - upon consummation of the transaction that made such stockholder an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer, or

     - the business combination is approved by the board of directors of the corporation and authorized at a meeting by two-thirds of the voting stock which the interested stockholder did not participate.

     The three-year prohibition also does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock, together with the affiliates or associates of that stockholder.

     Limitation of Officer and Director Liability and Indemnification Arrangements. Our certificate limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - any breach of their duty of loyalty to the corporation or its stockholders,

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     - unlawful payments of dividends or unlawful stock repurchases or redemptions, or

     - any transaction from which the director derived an improper personal benefit.

     This charter provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws. The certificate also generally provides that we shall indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that he is or was a director or officer of ours, or is or was serving at our request as a director, officer, employee or agent of another entity, against expenses incurred by him in connection with such proceeding. An officer or director shall not be entitled to indemnification by us if:

     - The officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests, or

     - With respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.

     These charter and bylaw provisions and provisions of Delaware law may have the effect of delaying, deterring or preventing a change of control of Baker & Taylor.

TRANSFER AGENT AND REGISTRAR

                    will be the transfer agent and registrar for the common stock.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

RECEIVABLES FACILITY

     The following is a summary of the material terms of the receivables facility entered into among Baker & Taylor, Inc., our wholly-owned subsidiary, Baker & Taylor Receivables Corporation, a special purpose wholly-owned subsidiary of Baker & Taylor, Inc., Blue Keel Funding, LLC as purchaser and Fleet Bank, N.A. as Administrator. The following is a summary only and is not complete. A full understanding requires a review of the agreements that are included as exhibits to the Registration Statement of which this prospectus forms a part.

     Baker & Taylor Receivables purchases the receivables generated by Baker & Taylor, Inc. pursuant to an amended and restated receivables purchase agreement. The amended and restated receivables purchase agreement contains customary terms for similar transactions.

     Baker & Taylor Receivables has entered into a purchase agreement with Blue Keel and Fleet pursuant to which Fleet on behalf of Blue Keel purchases an undivided percentage ownership interest in the receivables assets held by Baker & Taylor Receivables. If Blue Keel no longer wishes to, or is unable to, provide financing, which may occur at any time, the liquidity bank is committed to thereafter be the receivables purchaser. The receivables facility is supported by a commitment of the liquidity bank, subject to the terms and conditions of the liquidity agreement, to purchase transferred interests in an amount not to exceed $76.5 million at any time.

     Fleet, on behalf of Blue Keel, has a first priority perfected ownership or security interest in the receivables, the rights of Baker & Taylor Receivables under the receivables purchase agreement and cash collections and other proceeds received in respect of the receivables. Pursuant to the terms of the receivables purchase agreement Baker & Taylor, Inc. has agreed to service the receivables; provided, that, Fleet may, after the occurrence of any liquidation event, appoint a new servicer, in its discretion.

     The effective financing rate under the receivables facility is either:

     - LIBOR on purchases by Blue Keel funded by the issuing commercial paper;
       or

     - LIBOR plus a margin of 1.25% per annum, if the liquidity bank is the receivables purchaser and in each case the fees described below.

     Baker & Taylor Receivables has agreed to pay certain fees with respect to the receivables facility, including a commitment fee to the liquidity bank, a program fee and agent arrangement and other similar fees aggregating 0.85% per year.

     After the end of the revolving period, all collections in respect of receivables purchased by Baker & Taylor Receivables from the receivables sellers will be used to reduce the transferred interests of the receivables purchasers in the receivables. Additionally, at any time, Baker & Taylor Receivables at its option may reduce the purchase commitment upon notice to the receivables purchasers or terminate the purchases of transferred interests by the receivables purchasers.

     The receivables purchase agreement contains certain early amortization events which will cause the termination of, or permit Blue Keel to terminate, the revolving period and effectively reduce the amount of financing available under the receivables facility to zero.

SECURED REVOLVING CREDIT FACILITY

     In December 1994, Baker & Taylor, Inc. entered into a Loan and Security Agreement with The CIT Group/Credit Finance Inc. The facility as currently amended provides for revolving credit loans of up to $15 million, including a letter of credit subfacility of up to $3 million. Obligations under the facility are secured by the books inventory of Baker & Taylor, Inc. and available borrowing under the facility at any time is capped at 20% of eligible inventory less any reserves established at the discretion of the lender. The facility contains an annual unused credit fee of 0.5% of the amount by which $10,000,000 exceeds the outstanding daily principal balance during the preceding month under the facility. The facility matures in December 2000 and contains an early termination penalty of $112,500 until December 1999 and $150,000 thereafter. Loans under the facility bear interest at a rate equal to the prime rate plus 1.75%.

     The facility contains a number of covenants that, among other things, restrict our ability to:

     - make shipments or returns of the collateral;

     - acquire or dispose of assets;

     - incur additional indebtedness;

     - pay dividends or other distributions;

     - create liens on assets;

     - make investments; and

     - engage in transactions with related parties.

     The facility requires compliance with certain financial ratios and also contains customary events of default. The default provisions include, but are not limited to:

     - failure to perform any of the terms of the Agreement;

     - cross-default to other indebtedness;

     - undischarged judgments in excess of $100,000; and

     - bankruptcy.

     In addition, the facility requires that Baker & Taylor, Inc. either make minimum average borrowing or pay a fee equal to the difference between actual average annual loan balance and minimum average borrowing multiplied by the then effective interest rate. As of June 25, 1999, there was approximately $525,000 outstanding under the facility in the form of a standby letter of credit to collateralize future obligations for workers' compensation insurance.

TERM LOAN FACILITY

     In January 1998, Baker & Taylor, Inc. entered into a term loan facility with Fleet Bank, N.A. The term loan is for $11 million and matures in January 2006. The term loan bears interest, at Baker & Taylor, Inc.'s option, at either Fleet's prime rate or a LIBOR rate plus 2.00%. In conjunction with the term loan agreement, Baker & Taylor, Inc. entered into an interest rate swap agreement with Fleet to limit the effect of increases in the interest rate. The swap agreement is based on an initial aggregate notional amount of $11,000,000 that is reduced quarterly by increments of $183,000 and expires in January 2006. The effect of this agreement is to fix the interest rate exposure at 7.84%.

     Borrowings under the facility were used to refinance the acquisition of our four major distribution centers. The facility is secured by a first mortgage on each of the properties and by a guarantee by us. In addition, Baker & Taylor, Inc. is required to maintain a $750,000 cash collateral deposit with Fleet. In August of 1999, 2000 and 2001 Fleet will release $250,000 of the cash collateral.

     The scheduled maturities of the term loan outstanding at June 25, 1999, are as follows (in thousands):

2000................................................  $  733
2001................................................     733
2002................................................     733
2003................................................     733
2004................................................     733
Thereafter..........................................   6,418
                                                      ======

     The term loan agreement contains negative covenants limiting, among other things, our ability to:

     - change our business;

     - declare dividends;

     - grant liens;

     - incur additional indebtedness;

     - merge with or into other entities; and

     - sell assets.

     We were in compliance with these covenants as of June 25, 1999. The facility also contains customary affirmative covenants and events of default. The default provisions include, but are not limited to:

     - cross-default to other indebtedness;

     - undischarged judgments in excess of $500,000;

     - change of control; and

     - bankruptcy.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of common stock in the public market following the offering could adversely affect the market price of the common stock and adversely affect our ability to raise capital at a time and on terms favorable to us.

     Of the           shares to be outstanding after the offering, the
          shares of common stock offered by us and approximately
additional shares of common stock will be freely tradable without restriction in the public market unless such shares are held by "affiliates," as that term is defined in Rule 144(a) under the Securities Act. For purposes of Rule 144, an "affiliate" of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control
with, such issuer. The remaining           shares of common stock to be
outstanding after the offering were sold by Baker & Taylor in reliance on exemptions from the registration requirements of the Securities Act and are "restricted securities" under the Securities Act. These shares may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration.

LOCK-UP ARRANGEMENTS

     Our directors and executive officers and some of our stockholders (including the selling stockholders) have agreed not to sell, directly or indirectly, any of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation until days after the date of the final prospectus, subject to exceptions. See "Underwriting."

              U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

     The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of common stock by a Non-U.S. Holder, as defined below. As used herein, the term "Non-U.S. Holder" means a holder that for United States federal income tax purposes is an individual or entity other than:

     - a citizen or individual resident of the United States,

     - a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, other than a partnership treated as a foreign person under U.S. Treasury regulations, unless in the case of a partnership, U.S. Treasury regulations enacted in the future provide otherwise,

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source or

     - a trust if (A) both (1) a U.S. court is able to exercise primary supervision over the administration of the trust and (2) one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

     In general, an individual may be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for these purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

     This discussion does not address all aspects of United States federal income and estate taxes that may be relevant to Non-U.S. Holders in light of their personal circumstances, including the fact that in the case of a Non-U.S. Holder that is a partnership, the U.S. tax consequences of holding and disposing of shares of common stock may be affected by determinations made at the partner level, or to various types of Non-U.S. Holders which may be subject to special treatment under United States federal income tax laws, including, for example, insurance companies, tax-exempt organizations, financial institutions, dealers in securities and holders of securities held as part of a "straddle," "hedge," or "conversion transaction," and does not address U.S. state or local or foreign tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect. The following summary is included herein for general information. ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

DIVIDENDS

     We do not anticipate paying cash dividends on our common stock in the foreseeable future. However, if dividends are paid on shares of our common stock, dividends paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding of United States federal income tax at a 30% rate, or the lower rate provided by the income tax treaty between the United States and a foreign country if the Non-U.S. Holder is treated as a resident of that foreign country within the meaning of the applicable treaty. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

     Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States are known as U.S. trade or business income and are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payor, which form under U.S. Treasury regulations generally requires the Non-U.S. Holder to provide a U.S. taxpayer identification number. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or the lower rate specified by an applicable income tax treaty.

     Under currently applicable U.S. Treasury regulations, dividends paid to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of that country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under U.S. Treasury regulations generally effective for payments made after December 31, 2000, however, a Non-U.S. Holder of our common stock who wishes to claim the benefit of an applicable treaty rate generally will be required to satisfy applicable certification and other requirements.

     A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of our common stock unless:

     (a) the gain is U.S. trade or business income, in which case, the branch profits tax described above may also apply to a corporate Non-U.S. Holder,

     (b) the Non-U.S. Holder is an individual who holds our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, is present in the United States for 183 or more days in the taxable year of the disposition and meets other requirements,

     (c) we are or have been a "U.S. real property holding corporation" for federal income tax purposes at any time during the shorter of the five-year period preceding the such disposition or the period that the Non-U.S. Holder held our common stock.

Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we have not been, are not currently, and do not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes. The tax with respect to stock in a "U.S. real property holding corporation" does not apply to a Non-U.S. Holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market. If we are, or were to become, a U.S. real property holding corporation, we believe that our common stock would be treated as "regularly traded."

     If a Non-U.S. Holder who is an individual is subject to tax under clause
(a) above, the individual generally will be taxed on the net gain derived from a sale of common stock under regular graduated United States federal income tax rates. If an individual Non-U.S. Holder is subject to tax under clause (b) above, the individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by certain United States capital losses, notwithstanding the fact that the individual is not considered a resident alien of the United States. Thus, individual Non-U.S. Holders who have spent, or expect to spend, more than a de minimis period of time in the United States in the taxable year in which they contemplate a sale of common stock are urged to consult their tax advisers prior to the sale concerning the U.S. tax consequences of that sale.

     If a Non-U.S. Holder that is a foreign corporation is subject to tax under clause (a) above, it generally will be taxed on its net gain under regular graduated United States federal income tax rates and, in addition, will be subject to the branch profits tax equal to 30% of its "effectively connected earnings and profits," within the meaning of the Internal Revenue Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty.

FEDERAL ESTATE TAX

     Common stock owned or treated as owned by an individual who is neither a United States citizen nor a United States resident, as defined for United States federal estate tax purposes, at the time of death will be included in the individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, maybe subject to United States federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Under United States Treasury regulations, we must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement. Currently, United States backup withholding, which generally is a withholding tax imposed at the rate of 31% on payments to persons that fail to furnish information under the United States information reporting requirements, generally will not apply:

     - to dividends paid to Non-U.S. Holders that are subject to the 30% withholding discussed above or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding or

     - before January 1, 2001, to dividends paid to a Non-U.S. Holder at an address outside of the United States unless the payor has actual knowledge that the payee is a U.S. Holder.

Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States on shares of our common stock to beneficial owners that are not "exempt recipients" and that fail to provide in the manner required certain identifying information. The payment of the proceeds of the disposition of our common stock by a holder to or through the U.S. office of a broker or through a non-U.S. branch of a U.S. broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-U.S. Holder of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker has certain U.S. relationships. In the case of the payment of proceeds from the disposition of our common stock effected by a foreign office of a broker that is a U.S. person or a "U.S. related person," existing regulations require information reporting on the payment unless the broker receives a statement from the owner, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files as to the Non-U.S. Holder's foreign status and the broker has no actual knowledge to the contrary. For this purpose, a "U.S. related person" is:

     - a "controlled foreign corporation" for U.S. federal income tax purposes or

     - a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment or for such part of the period that the broker has been in existence is derived from activities that are effectively connected with the conduct of a U.S. trade or business.

     Treasury Regulations effective for payments made after December 31, 2000 alter the foregoing rules in certain respects. Among other things, these regulations provide presumptions under which a Non-U.S. Holder is subject to backup withholding at the rate of 31% and information reporting unless we receive certification from the holder of non-U.S. status. Depending on the circumstances, this certification will need to be provided:

     - directly by the Non-U.S. Holder;

     - in the case of a Non-U.S. Holder that is treated as a partnership or other fiscally transparent entity, by the partners, stockholders or other beneficiaries of that entity; or

     - by qualified financial institutions or other qualified entities on behalf of the Non-U.S. Holder.

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement,
dated              , 1999, the underwriters named below, who are represented by
Donaldson, Lufkin & Jenrette Securities Corporation, Credit Suisse First Boston Corporation, Bear, Stearns & Co. Inc. and DLJdirect Inc. have severally agreed to purchase from the selling stockholders and from us the respective number of shares of common stock set forth opposite their names below.

                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                  ---------
Donaldson, Lufkin & Jenrette Securities Corporation.........
Credit Suisse First Boston Corporation......................
Bear, Stearns & Co. Inc.....................................
          Total.............................................
                                                              ========

     DLJdirect Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation and a member of the selling group, is facilitating the distribution of the shares sold in the offering over the Internet. The underwriters have agreed to allocate a limited number of shares to DLJdirect Inc. for sale to its brokerage account holders.

     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock included in this offering are subject to approval of legal matters by their counsel and to customary conditions, including the effectiveness of the registration statement, the continuing correctness of our representations and those of the selling stockholders, the receipt of a "comfort letter" from our
accountants, the listing of the common stock for quotation on                and
no occurrence of an event that would have a material adverse effect on Baker & Taylor. The underwriters are obligated to purchase and accept delivery of all the shares of common stock, other than those covered by the over-allotment option described below, if they purchase any of the shares of common stock.

     The underwriters propose to initially offer some of the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and some of the shares of common stock to dealers (including the underwriters) at the initial public offering price less a
concession not in excess of $     per share. The underwriters may allow, and
such dealers may re-allow, a concession not in excess of $     per share on
sales to other dealers. After the initial offering of the common stock to the public, the representatives of the underwriters may change the public offering price and such concessions. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The following table shows the underwriting fees to be paid to the underwriters by the selling stockholders and by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                       NO         FULL
                                                    EXERCISE    EXERCISE
                                                    --------    --------
Baker & Taylor:
  Per share.......................................  $           $
  Total...........................................  $           $
Selling stockholders:
  Per share.......................................  $           $
  Total...........................................  $           $

     Baker & Taylor has granted to the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase up to additional shares of common stock at the initial public offering price less the underwriting fees. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to conditions, to purchase a number of additional shares approximately proportionate to the underwriter's initial purchase commitment. We
estimate expenses relating to this offering will be $          .

     The selling stockholders, the underwriters and Baker & Taylor have agreed to indemnify each other against liabilities, including liabilities under the Securities Act.

     Each of Baker & Taylor, our executive officers and directors and some of our stockholders (including the selling stockholders) has agreed that, for a
period of      days from the date of the final prospectus and subject to
exceptions, they will not, without the prior written consent of DLJ, do either of the following:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

     - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

     Either of the foregoing transfer restrictions will apply regardless of whether a covered transaction is to be settled by the delivery of common stock or other securities, in cash or otherwise. In addition, during such period and subject to certain exceptions, we have agreed not to file any registration statement with respect to, and each of our executive officers and directors and the selling stockholders, has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable for common stock without the prior written consent of DLJ.

     At our request, the underwriters have reserved up to      percent of the
shares offered by this prospectus for sale at the initial public offering price to our employees, officers and directors and other individuals associated with us and members of their families. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase or confirm for purchase, orally or in writing, such reserved shares. Any reserved shares not purchased or confirmed for purchase will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

     We have applied to list our common stock                under the symbol
"     ."

     Other than in the United States, no action has been taken by the selling stockholders, the underwriters or us that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares of common stock included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock included in this offering in any jurisdiction in which that would not be permitted or legal.

STABILIZATION

     In connection with this offering, any of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot this offering, creating a syndicate short position. The underwriters may purchase shares of
common stock on           or otherwise to cover such syndicate short position or
to stabilize the price of the common stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members and selected dealers if DLJ repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or otherwise or if DLJ receives a report that indicates that the clients of such syndicate members have "flipped" the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

PRICING OF THIS OFFERING

     Prior to this offering, there has been no established market for the common stock. The initial public offering price for the shares of common stock offered by this prospectus will be determined by negotiation among the selling stockholders, the representatives of the underwriters and Baker & Taylor. The factors to be considered in determining the initial public offering price include:

     - the history of, and the prospects for, the industry in which we compete;

     - our past and present operations;

     - our historical results of operations;

     - our prospects for future earnings;

     - the recent market prices of securities of generally comparable companies; and

     - the general conditions of the securities market at the time of this offering.

                                    EXPERTS

     Our consolidated financial statements and schedules as of June 26, 1998 and June 25, 1999, and for the three fiscal years in the period ended June 25, 1999, included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins, Washington, D.C., our counsel. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

                             ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus omits certain information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Baker & Taylor and the common stock offered in this prospectus, reference is made to such registration statement, exhibits and schedules.

     The registration statement, including the exhibits and schedules filed therewith, may be inspected free of charge at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at 7 World Trade Center, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates and from the SEC's Internet site at http://www.sec.gov. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at (800) SEC-0330.

                           BAKER & TAYLOR CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS....................  F-2
FINANCIAL STATEMENTS:
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Stockholders' Equity (Deficit)...  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Baker & Taylor Corporation:

We have audited the accompanying consolidated balance sheets of Baker & Taylor Corporation (formerly Baker & Taylor Holdings, Inc.) (a Delaware corporation) and subsidiaries as of June 26, 1998, and June 25, 1999, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended June 25, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Baker & Taylor Corporation and subsidiaries as of June 26, 1998, and June 25, 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 25, 1999, in conformity with generally accepted accounting principles.

                                          /s/ ARTHUR ANDERSEN LLP

Charlotte, North Carolina,
     July 22, 1999.

                           BAKER & TAYLOR CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                (amounts in thousands, except per share amounts)

                                                              JUNE 26,   JUNE 25,
                                                                1998       1999
                                                              --------   --------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 20,084   $ 20,230
  Marketable equity securities..............................    42,413     16,528
  Trade accounts receivable, less reserve for uncollectible
     accounts of $610 in 1998 and $342 in 1999..............    15,199     13,975
  Retained interest in pool of receivables..................    48,095     54,957
  Inventories...............................................   128,795    147,564
  Deferred tax asset........................................     2,081      5,547
  Other current assets......................................     2,411      5,290
                                                              --------   --------
       Total current assets.................................   259,078    264,091
Property and equipment, net.................................    37,449     37,271
Other assets, net...........................................     4,949      9,469
                                                              --------   --------
                                                              $301,476   $310,831
                                                              ========   ========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable....................................  $213,722   $207,168
  Short-term borrowing......................................         0     10,468
  Current portion of long-term debt.........................       733        733
  Other accrued liabilities.................................    30,719     39,531
                                                              --------   --------
       Total current liabilities............................   245,174    257,900
Long-term debt..............................................    10,083      9,350
Deferred taxes..............................................    13,090     22,944
Other noncurrent liabilities................................     4,226      5,473
                                                              --------   --------
       Total liabilities....................................   272,573    295,667
                                                              --------   --------
Commitments and contingencies (Notes 16 and 17)
Stockholders' equity:
  Common stock, $.01 par value, 40,000 shares authorized,
     20,646 shares issued and outstanding at June 26, 1998,
     and 20,690 shares issued and outstanding at June 25,
     1999...................................................       206        207
  Additional paid-in capital................................    13,261     13,542
  Retained deficit..........................................    (7,825)   (10,872)
  Accumulated other comprehensive income....................    23,261     12,287
                                                              --------   --------
       Total stockholders' equity...........................    28,903     15,164
                                                              --------   --------
                                                              $301,476   $310,831
                                                              ========   ========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                           BAKER & TAYLOR CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (amounts in thousands, except per share data)

                                                                     YEARS ENDED
                                                           --------------------------------
                                                           JUNE 27,   JUNE 26,    JUNE 25,
                                                             1997       1998        1999
                                                           --------   --------   ----------
Net sales................................................  $828,781   $883,242   $1,021,374
Cost of sales............................................   703,733    747,595      857,231
                                                           --------   --------   ----------
     Gross margin........................................   125,048    135,647      164,143
Operating expenses.......................................   117,773    126,656      146,944
Restructuring charge.....................................         0          0        7,350
                                                           --------   --------   ----------
     Operating income....................................     7,275      8,991        9,849
Net losses (gains) on investments........................         0          0      (33,994)
Loss on sales of receivables.............................     6,130      6,382        6,511
Interest expense.........................................     4,349      1,302        1,195
Interest income..........................................      (777)    (1,087)      (1,680)
Other expense, net.......................................       535      1,480          999
                                                           --------   --------   ----------
Income (loss) from operations before income taxes........    (2,962)       914       36,818
Income tax expense (benefit).............................         0    (23,065)      14,861
                                                           --------   --------   ----------
Income (loss) before extraordinary item..................    (2,962)    23,979       21,957
Extraordinary item -- Early extinguishment of debt, net
  of income taxes of $19,146.............................         0     28,720            0
                                                           --------   --------   ----------
Net income (loss)........................................  $ (2,962)  $ 52,699   $   21,957
                                                           ========   ========   ==========
Net income (loss) per share:
  Basic --
     Income (loss) before extraordinary item.............  $  (0.14)  $   1.16   $     1.07
     Extraordinary item..................................         0       1.39            0
                                                           --------   --------   ----------
       Net income (loss) per share.......................  $  (0.14)  $   2.55   $     1.07
                                                           ========   ========   ==========
  Diluted --
     Income (loss) before extraordinary item.............  $  (0.14)  $   1.15   $     1.06
     Extraordinary item..................................         0       1.37            0
                                                           --------   --------   ----------
       Net income (loss) per share.......................  $  (0.14)  $   2.52   $     1.06
                                                           ========   ========   ==========
Weighted average shares outstanding:
  Basic..................................................    20,646     20,646       20,521
  Diluted................................................    20,646     20,945       20,691
                                                           ========   ========   ==========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                           BAKER & TAYLOR CORPORATION

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
      FOR THE YEARS ENDED JUNE 27, 1997, JUNE 26, 1998, AND JUNE 25, 1999
                             (amounts in thousands)

                                                                       ACCUMULATED        TOTAL
                             COMMON STOCK     ADDITIONAL                  OTHER       STOCKHOLDERS'   COMPREHENSIVE
                            ---------------    PAID-IN     RETAINED   COMPREHENSIVE     (DEFICIT)        INCOME
                            SHARES   AMOUNT    CAPITAL     DEFICIT       INCOME          EQUITY          (LOSS)
                            ------   ------   ----------   --------   -------------   -------------   -------------
Balance, June 28, 1996....  20,646    $206     $13,261     $(57,562)    $      0        $(44,095)
  Net loss................       0       0           0       (2,962)           0          (2,962)       $ (2,962)
                                                                                                        --------
  Total comprehensive
    loss..................                                                                              $ (2,962)
                            ------    ----     -------     --------     --------        --------        ========
Balance, June 27, 1997....  20,646     206      13,261      (60,524)           0         (47,057)
  Net income..............       0       0           0       52,699            0          52,699        $ 52,699
  Other comprehensive
    income, net of income
    taxes.................       0       0           0            0       23,261          23,261          23,261
                                                                                                        --------
  Total comprehensive
    income................                                                                              $ 75,960
                            ------    ----     -------     --------     --------        --------        ========
Balance, June 26, 1998....  20,646     206      13,261       (7,825)      23,261          28,903
  Net income..............       0       0           0       21,957            0          21,957        $ 21,957
  Other comprehensive
    loss, net of income
    taxes.................       0       0           0            0      (10,974)        (10,974)        (10,974)
                                                                                                        --------
  Total comprehensive
    income................                                                                              $ 10,983
                                                                                                        ========
  Other changes in
    stockholders' equity:
    Repurchases of common
       stock..............    (974)     (9)       (116)           0            0            (125)
    Exercise of stock
       options............   1,018      10         397            0            0             407
    Dividend paid -- $1.21
       per share..........       0       0           0      (25,004)           0         (25,004)
                            ------    ----     -------     --------     --------        --------
Balance, June 25, 1999....  20,690    $207     $13,542     $(10,872)    $ 12,287        $ 15,164
                            ======    ====     =======     ========     ========        ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                           BAKER & TAYLOR CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (dollars in thousands)

                                                                      YEARS ENDED
                                                             ------------------------------
                                                             JUNE 27,   JUNE 26,   JUNE 25,
                                                               1997       1998       1999
                                                             --------   --------   --------
Cash flows from operating activities:
  Net income (loss)........................................  $ (2,962)  $ 52,699   $ 21,957
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
     Extraordinary item, net...............................        --    (28,720)        --
     Net gains on investments..............................        --         --    (33,994)
     Noncash portion of restructuring charge...............        --         --      3,960
     Deferred tax expense (benefit)........................        --    (23,640)    13,111
     Depreciation and amortization.........................     8,395      9,482     10,679
     Interest accrued on subordinated note.................     4,198        770         --
     Decrease (increase) in trade accounts receivable,
       net.................................................      (432)     6,090      3,299
     Increase in residual interest in pool of
       receivables.........................................   (11,607)    (9,937)    (6,862)
     Increase in inventories...............................    (2,726)   (18,649)   (18,370)
     Decrease (increase) in other assets, net..............       244     (4,177)    (3,497)
     Increase (decrease) in trade accounts payable.........       994     21,183     (7,512)
     Increase in other liabilities.........................     1,464      9,608      8,800
                                                             --------   --------   --------
          Net cash provided by (used in) operating
             activities....................................    (2,432)    14,709     (8,429)
                                                             --------   --------   --------
Cash flows from investing activities:
  Capital expenditures.....................................    (2,332)   (17,883)   (10,703)
  Cash paid for investments and subsidiaries...............        --     (1,300)    (6,891)
  Proceeds from sale and settlement of securities..........        --         --     43,736
  Purchases of marketable equity securities................        --         --     (6,501)
                                                             --------   --------   --------
          Net cash provided by (used in) investing
             activities....................................    (2,332)   (19,183)    19,641
                                                             --------   --------   --------
Cash flows from financing activities:
  Proceeds from term loan..................................        --     11,000         --
  Payments on term loan....................................        --       (184)      (733)
  Proceeds from short-term borrowing.......................        --         --     14,389
  Repurchases of common stock..............................        --         --       (125)
  Proceeds from exercise of stock options..................        --         --        407
  Dividend paid............................................        --         --    (25,004)
  Debt retirement..........................................        --     (5,943)        --
                                                             --------   --------   --------
          Net cash provided by (used in) financing
             activities....................................        --      4,873    (11,066)
                                                             --------   --------   --------
Net increase (decrease) in cash and cash equivalents.......    (4,764)       399        146
Cash and cash equivalents, beginning of period.............    24,449     19,685     20,084
                                                             --------   --------   --------
Cash and cash equivalents, end of period...................  $ 19,685   $ 20,084   $ 20,230
                                                             ========   ========   ========
Supplemental disclosure of cash flow information -- Cash
  paid during the period for:
  Interest.................................................  $    174   $    305   $  1,046
  Taxes....................................................        67         40      2,625
                                                             ========   ========   ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                           BAKER & TAYLOR CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION, ACQUISITION AND DESCRIPTION OF BUSINESS:

     Baker & Taylor Corporation (formerly Baker & Taylor Holdings, Inc.) (the Company) was incorporated on December 23, 1991, and organized in connection with the purchase in March 1992 of certain assets and the assumption of certain liabilities from W. R. Grace & Co.-Conn (Grace).

     The Company is engaged in the distribution of books, audio books, calendars, videocassettes, audiocassettes, compact discs and digital videodiscs. In addition, unique information services built around the Company's proprietary databases as well as specialized consulting and outsourcing services are provided to customers. Customers include retailers (including Internet retailers), public, academic and school libraries and various departments of federal and local governments. The Company distributes its products primarily throughout the United States. All operating activities are conducted through the Company's wholly-owned subsidiary, Baker & Taylor, Inc. (B&T Inc.).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany amounts and transactions have been eliminated.

  Fiscal Year

     The Company's fiscal year ends on the last Friday in June. The fiscal years ending June 27, 1997, June 26, 1998, and June 25, 1999, were comprised of 52 weeks.

  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

  Marketable Equity Securities

     At acquisition date or at the time an investment becomes readily marketable, management evaluates the classification of its equity securities. As of June 25, 1999, all securities covered by Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains reported as a component of stockholders' equity. Fair value is determined based on quoted market prices and the cost basis of securities sold is determined by specific identification. Gains or losses are reported in earnings when realized.

                           BAKER & TAYLOR CORPORATION

  Inventories

     Inventories are valued at the lower of cost, which approximates cost using the first-in, first-out method, or market. The Company performs periodic assessments to determine the existence of obsolete, slow-moving and nonsaleable inventories and records necessary provisions to reduce such inventories to net realizable value. Terms with a majority of the Company's vendors, covering substantially all inventory quantities, provide for return of goods for full credit if not sold.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets, ranging from 3 to 14 years for equipment and 25 years for warehouse facilities, using the straight-line method. Maintenance and repairs are charged against income when incurred. Expenditures for major renewals, replacements and betterments are capitalized.

     On June 27, 1998, the first day of fiscal 1999, the Company adopted the provisions of AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed and Obtained for Internal Use" (SOP 98-1). SOP 98-1 requires computer software costs incurred in the preliminary project stage to be expensed; upon achieving defined criteria, capitalization of external direct costs, internal payroll costs and interest cost is required. After implementation, costs related to ongoing maintenance and training are expensed as incurred. The adoption of SOP 98-1 did not have a material impact on the consolidated financial position or consolidated results of operations of the Company in fiscal 1999.

     SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and that certain long-lived assets and identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. During fiscal 1999, the Company recorded charges for impairment of its warehouse facilities arising as a result of the restructuring and integration plan (see
Note 12).

  Other Assets

     Costs in excess of net assets of acquired companies (goodwill) are being amortized on a straight-line basis over 20 years. Goodwill of $3.1 million at June 26, 1998, and $5.9 million at June 25, 1999, net of accumulated amortization of $1.4 million and $1.7 million, respectively, is included in other assets in the accompanying consolidated balance sheets. Amortization expense for fiscal years, 1997, 1998 and 1999 was $224,000, $224,000 and
$329,000, respectively.

     The Company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of goodwill might warrant revision, or that the remaining balance of goodwill may not be recoverable, based on anticipated cash flows on an undiscounted basis. Based on this assessment, the Company expects its goodwill to be fully recoverable.

     Other assets also include the Company's equity interests in closely held companies. Certain of these investments have been acquired in exchange for services of the Company. These investments do not qualify as readily marketable as defined by SFAS No. 115. Accordingly, these investments are

                           BAKER & TAYLOR CORPORATION
accounted for under the provisions of Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock," with investments representing less than a 20% interest accounted for using the cost method, and those representing an interest between 20% and 50% using the equity method. When the Company's interest exceeds 50%, the investment is treated as a subsidiary and consolidated.

  Income Taxes

     The Company uses the liability method of accounting for income taxes, as set forth in SFAS No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

  Revenue Recognition

     The Company recognizes revenue from product sales, net of any discounts, when the products are shipped to customers. Revenues from services are recognized at the time services are performed. The Company provides an allowance for sales returns based on historical experience.

  Earnings Per Share

     In accordance with SFAS No. 128, "Earnings Per Share" and the Securities and Exchange Commission Staff Accounting Bulletin No. 98, basic earnings per share is based on income available to common stockholders divided by the weighted average number of common shares outstanding. Diluted earnings per share is based on income available to common stockholders divided by the sum of the weighted average number of common shares outstanding and all diluted potential common shares. Diluted potential common shares include shares issued upon the assumed exercise of employee stock options less the number of treasury shares assumed to be purchased from the proceeds, including applicable unearned compensation expense and income tax benefits.

  Newly Issued Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative financial instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that all derivative instruments be recognized as either assets or liabilities in the consolidated balance sheets and be measured at fair value. In June 1999, the FASB issued SFAS No. 137, "Deferral of the Effective Date of FASB Statement No. 133." As amended by SFAS No. 137, the requirements of SFAS No. 133 are effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 is not anticipated to have a material impact on the consolidated financial position or consolidated results of operations of the Company.

3. MARKETABLE EQUITY SECURITIES:

     Marketable equity securities consist solely of the Company's holdings of the common stock of Amazon.com, Inc. (Amazon.com). During fiscal 1997, the Company entered into a licensing agreement with Amazon.com. The agreement provided that the Company receive 1,350,000 shares (adjusted for subsequent splits) of common stock of Amazon.com in exchange for providing use of its

                           BAKER & TAYLOR CORPORATION
proprietary database to Amazon.com over a three-year service period. Initially, the Company was restricted from selling or otherwise disposing of the shares for a period of five years. As of June 27, 1997, the Company accounted for the shares using the cost method since the shares carried a contractual restriction.

     In June 1998, Amazon.com lifted the restriction on the shares and the Company elected to classify these now readily marketable securities as available-for-sale. During fiscal 1999, the Company purchased an additional 54,000 shares and disposed of 1,254,000 shares of Amazon.com. The Company received cash proceeds of $51.0 million and delivered 54,000 shares as settlement of certain call options discussed below. As a result, the Company reported realized gains of approximately $51.0 million, which are included in the operating results for fiscal 1999. The remaining 150,000 shares owned at June 25, 1999, were classified as available-for-sale.

     The Company also sold various call options relating to Amazon.com stock during fiscal 1999 to hedge the exposure to price declines. At June 25, 1999, no options were outstanding. The settlement of these call options, net of the option premium received, resulted in a realized loss of $17.0 million during 1999. This loss has been recorded as a component of net gains on investments in the accompanying 1999 consolidated statement of operations.

     In April 1999, the Company entered into a customized liquidity contract maturing in October 1999 that is indexed to the price of Amazon.com stock. The Company currently plans to liquidate, at contract maturity, 95,000 Amazon.com shares to fund the contract settlement. For such liquidation, the liquidity contract has effectively fixed the Company's gain to be realized upon sale of these shares to a range of $14.6 million to $17.9 million. See Note 7 for a discussion of this agreement.

4. ACCOUNTS RECEIVABLE SECURITIZATION:

     On September 15, 1998, B&T, Inc. entered into an asset securitization conduit facility (the Conduit). Under this facility, B&T, Inc. sells, on an ongoing basis, qualifying accounts receivable without recourse to Baker & Taylor Receivables Corporation (BTRC), a wholly-owned, bankruptcy remote subsidiary of B&T Inc. BTRC then sells an interest of up to $75.0 million, adjusted monthly, in the pool of receivables to the Conduit which funds its purchases from BTRC through the issuance of commercial paper. In addition, the Conduit is supported by a $76.5 million liquidity facility provided by one or more lending institutions. BTRC holds the remaining interest (net of required program reserves) in the pool of receivables and this interest is recorded as a retained interest in pool of receivables on the consolidated balance sheet of the Company. The Conduit has a term of five years.

     At June 25, 1999, an interest of $55.0 million had been sold by BTRC to the Conduit. Interest accrues monthly at a rate of one-month LIBOR (5.66% and 5.17% at June 26, 1998 and June 25, 1999, respectively), plus 0.85% and is calculated based on the outstanding interests held by the Conduit. B&T, Inc. retains collection and administrative responsibilities for the accounts receivable sold to BTRC.

     The proceeds received by BTRC from collections on receivables, after the payment of expenses and amounts due on the interests sold to the Conduit, are used to purchase new receivables from B&T Inc. The Conduit facility contains certain restrictions on BTRC (including maintenance of at least $8.0 million of net worth) and on B&T Inc. (including limitations on liens on receivables, modifications of the terms of receivables, and changes in credit and collection practices) customary

                           BAKER & TAYLOR CORPORATION
for facilities of this type. The commitments under this facility are subject to termination prior to their term upon the occurrence of certain events, including payment defaults, breach of covenants, bankruptcy and default by B&T Inc. in servicing the receivables.

     The Conduit facility replaces a securitization facility (the Facility) B&T, Inc. entered into in November 1993. This facility was paid out in full on September 15, 1998, using operating funds maintained by the Company. Under the Facility, B&T, Inc. sold certain receivables to BTRC, which in turn transferred the receivables to the Baker & Taylor Receivables Master Trust (the Trust) in exchange for certificates of beneficial interest issued by the Trust. The certificates issued by the Trust to investors totaled $70.0 million, and included $32.5 million of senior certificates which paid interest at a fixed rate of approximately 5.58%, $25.0 million of senior certificates which paid interest at a floating rate of one-month LIBOR plus 0.55%, and $12.5 million of subordinated certificates which paid interest at a floating rate of one-month LIBOR plus 3.25%.

     Trade accounts receivable in the June 26, 1998 and June 25, 1999, consolidated balance sheets exclude $106.3 million and $110.0 million, respectively (net of a reserve for uncollectible accounts of $4.6 million in both years), of receivables sold under these facilities. The loss related to the sales of receivables of $6.1 million, $6.4 million and $6.5 million is included in the accompanying fiscal 1997, 1998 and 1999 consolidated statements of operations, respectively. BTRC's retained interest in the pool of receivables is recorded as retained interest in pool of receivables in the accompanying consolidated balance sheets and amounts to $48.1 million and $55.0 million at June 26, 1998 and June 25, 1999, respectively.

5. INVENTORIES:

     Inventories consists of the following at June 26, 1998, and June 25, 1999 (in thousands):

                                                                1998       1999
                                                              --------   --------
Books.......................................................  $ 88,121   $109,469
Pre-recorded video and audio products.......................    40,674     38,095
                                                              --------   --------
                                                              $128,795   $147,564
                                                              ========   ========

6. PROPERTY AND EQUIPMENT:

     Property and equipment consists of the following at June 26, 1998, and at June 25, 1999 (in thousands):

                                                               1998      1999
                                                              -------   -------
Computer systems and equipment..............................  $47,553   $55,377
Warehouse facilities........................................   13,179     9,779
Machinery and equipment.....................................    6,807     7,592
Furniture and fixtures......................................    3,053     3,849
Leasehold improvements......................................    2,940     2,564
Construction-in-progress....................................      217     3,728
                                                              -------   -------
                                                               73,749    82,889
     Less -- Accumulated depreciation.......................  (36,300)  (45,618)
                                                              -------   -------
                                                              $37,449   $37,271
                                                              =======   =======

                           BAKER & TAYLOR CORPORATION

     During fiscal 1998, the Company purchased the operating facilities previously leased from Grace as part of the Grace Deal (see Note 7). Computer systems and equipment includes costs associated with warehousing, inventory management and sales order processing systems at the Company's service centers. Depreciation expense was $8.2 million, $9.3 million and $10.4 million for fiscal 1997, 1998 and 1999, respectively.

     During fiscal 1999, the Company recorded charges for the impairment of warehouse facilities arising as a result of the restructuring and integration plan (see Note 12). Warehouse facilities with a net book value of $5.6 million at June 25, 1999 will be disposed of under this plan.

7. DEBT:

  Loan and Security Agreement

     B&T, Inc. maintains a revolving credit agreement (the Loan & Security Agreement) which allows B&T, Inc. to borrow up to $15.0 million, based on eligible collateral through December 2000.

     The Loan & Security Agreement is secured by certain inventory totaling $97.9 million at June 25, 1999. The interest rate payable on any balances outstanding is the prime rate (8.50% and 7.75% at June 26, 1998 and June 25, 1999, respectively), plus 1.75%. B&T, Inc. also pays a commitment fee of 0.5% per annum on the unused line, up to $10.0 million. There were no borrowings outstanding under the Loan & Security Agreement at June 26, 1998, or June 25, 1999. However, as an accommodation, a standby letter of credit in the amount of $525,000 ($725,000 prior to March 23, 1999), was issued in February 1997 to collateralize future obligations for workers' compensation insurance. This standby letter of credit was not drawn against as of June 25, 1999. The Loan & Security Agreement has minimum borrowing requirements. Average outstanding borrowings were approximately $1.0 million during fiscal 1997, $540,000 during fiscal 1998 and $1.6 million during fiscal 1999.

  Term Loan Agreement

     In January 1998, B&T, Inc. entered into a term loan agreement with a bank, under which it borrowed $11.0 million, maturing in January 2006 with an interest rate, at the Company's option, of LIBOR plus 2.00% or the prime rate. Principal payments of $183,000 are due quarterly until maturity at which time the remaining balance is due. The borrowings are collateralized by a first mortgage lien on land and buildings. In addition, at June 25, 1999, the Company maintains as a security interest, interest-bearing deposits of $750,000 with annual $250,000 reductions in this requirement.

     At June 26, 1998, and June 25, 1999, the term loan balance was $10.8 million and $10.1 million, respectively. The scheduled maturities of the term loan outstanding at June 25, 1999, are as follows (in thousands):

2000........................................................  $   733
2001........................................................      733
2002........................................................      733
2003........................................................      733
2004........................................................      733
Thereafter..................................................    6,418
                                                              -------
                                                              $10,083
                                                              =======

                           BAKER & TAYLOR CORPORATION

     In conjunction with the term loan agreement, B&T, Inc. entered into an interest rate swap agreement with the lending bank to limit the effect of changes in the interest rate on the floating rate debt. The Company has designated the swap as a hedge of its interest rate risk; accordingly, the differential on the swap is accrued as interest rates change, and recorded in interest expense. The swap agreement is based on an initial aggregate notional amount of $11.0 million that is reduced quarterly by increments of $183,000 and expires in January 2006. The effect of this agreement is to fix the interest rate at 7.84% on B&T, Inc.'s term loan. As a result of this swap agreement, interest expense was increased by $32,000 in fiscal 1998 and $55,000 in fiscal 1999.

  Covenants -- Loan and Security and Term Loan Agreements

     The terms of these financing facilities contain various covenants that require among other things, certain levels of operating performance including the maintenance of certain levels of consolidated tangible net worth and earnings as well as limitations on debt, capital expenditures, investments and the payment of dividends. B&T, Inc. was in compliance with these covenants as of June 25, 1999.

  Short-term Borrowing

     In April 1999, the Company entered into a customized liquidity contract with a financial intermediary. This liquidity contract is a variable-based debt agreement, with a fair value of $10.5 million at June 25, 1999, that is indexed to the stock price of Amazon.com and is collateralized by 95,000 shares of the Company's Amazon.com holdings. The debt matures on October 15, 1999, and the amount due is based on the equivalent fair value of 95,000 Amazon.com shares at maturity, subject to a collar range within which the Company would pay back the nominal amount of the loan. The table below details the payment terms of this indexed agreement.

  AMAZON.COM SHARE PRICE AT MATURITY                THE COMPANY PAYS
---------------------------------------  ---------------------------------------
Less than $156.04                        95,000 times the Amazon.com share price
Between $156.04 and $191.15              $14.8 million
Greater than $191.15                     95,000 times the Amazon.com share price
                                         less $3.3 million

     This customized liquidity contract is reflected in the consolidated balance sheet at the settlement value based on the market price of Amazon.com stock at the date of the balance sheet. Changes in the settlement value of the liquidity contract are being recognized as a component of stockholders' equity, similar to changes to the value of shares of Amazon.com stock owned by the Company that are classified as available-for-sale (see Note 3).

  Grace Debt

     As part of the 1992 purchase transaction, the Company entered into a subordinated debt agreement with Grace for $34.3 million (the Grace Debt). The Grace Debt accrued interest at a fixed rate of 8.5% which compounded annually. At August 29, 1997, the Grace Debt totaled $53.7 million, including $19.4 million of accrued interest.

     Effective August 29, 1997, the Company entered into an agreement with Grace (the Grace Deal) under which it paid an aggregate of $19.0 million as full settlement of the Grace Debt, including accrued interest, and for the purchase of certain warehouse facilities previously leased from Grace. Based upon values indicated by independent appraisals, the Company allocated $13.2 million

                           BAKER & TAYLOR CORPORATION
of the total payments to the purchase of the warehouse facilities. The remaining $5.8 million of the payment was allocated to the payment of the debt balance, resulting in a gain on early extinguishment of debt of $47.9 million ($28.7 million after taxes).

8. DEFINED CONTRIBUTION RETIREMENT PLAN:

     Employees with one year of service participate in a defined contribution plan in which 50% (25% prior to January 1, 1999), of each participant's contribution is matched up to the first 4% of compensation contributed by the participant. Additional contributions can be made at the discretion of the Board of Directors. No such additional contributions were made for the fiscal years ended 1997, 1998 and 1999. All contributions by plan participants, along with company contributions for participants employed prior to January 1, 1999, are immediately vested. Contributions by plan participants employed by the Company after December 31, 1998 vest 20% per year, over a five-year period. Contributions to the plan may be in either cash or common stock of the Company. Costs of approximately $298,000, $280,000 and $448,000 were incurred under this plan in the fiscal years ended June 27, 1997, June 26, 1998 and June 25, 1999, respectively.

9. INCOME TAXES:

     The income tax expense (benefit) consists of the following (in thousands):

                                                        1997      1998      1999
                                                        -----   --------   -------
Current:
     Federal..........................................  $ 269   $    300   $ 1,685
     State............................................     47        275        65
                                                        -----   --------   -------
                                                          316        575     1,750
                                                        -----   --------   -------
Deferred:
     Federal..........................................   (269)   (20,094)   11,144
     State............................................    (47)    (3,546)    1,967
                                                        -----   --------   -------
                                                         (316)   (23,640)   13,111
                                                        -----   --------   -------
Income tax expense (benefit)..........................  $   0   $(23,065)  $14,861
                                                        =====   ========   =======

     A reconciliation between income taxes computed at the statutory federal rate of 35% and the income tax expense (benefit) is as follows (in thousands):

                                                       1997       1998      1999
                                                      -------   --------   -------
Income tax, computed at the statutory rate..........  $(1,037)  $    320   $12,886
Adjustments resulting from:
     State income tax, net of federal income tax
       effect.......................................     (178)        55     2,209
     Impact of changes in valuation allowance.......      952    (23,823)        0
     Other items, net...............................      263        383      (234)
                                                      -------   --------   -------
          Total income tax expense (benefit)........  $     0   $(23,065)  $14,861
                                                      =======   ========   =======

                           BAKER & TAYLOR CORPORATION

     Deferred tax assets and liabilities as of June 26, 1998, and June 25, 1999, were comprised of the following (in thousands):

                                                                1998       1999
                                                              --------   --------
Deferred tax assets:
     Net operating loss and tax credit carryforwards........  $  7,253   $    349
     Inventory costs........................................     1,745      2,117
     Accrued liabilities and reserves.......................     8,444     11,117
     Other, net.............................................       146        157
                                                              --------   --------
          Total deferred tax assets.........................    17,588     13,740
                                                              --------   --------
Deferred tax liabilities:
     Gains on marketable equity securities..................   (15,507)   (21,770)
     Fixed assets...........................................   (13,090)    (9,367)
                                                              --------   --------
          Total deferred tax liabilities....................   (28,597)   (31,137)
                                                              --------   --------
     Net deferred tax liability.............................  $(11,009)  $(17,397)
                                                              ========   ========

     These assets and liabilities are presented in the accompanying consolidated balance sheets based on the classification of the item causing the difference or on the time frame the asset is expected to be realized, as follows (in thousands):

                                                                1998       1999
                                                              --------   --------
Current deferred tax assets.................................  $  2,081   $  5,547
Noncurrent deferred tax liabilities.........................   (13,090)   (22,944)
                                                              --------   --------
     Net deferred tax liability.............................  $(11,009)  $(17,397)
                                                              ========   ========

     SFAS No. 109 requires that the Company record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management assesses the need for a valuation allowance based on the facts and current circumstances in place. Prior to the consummation of the Grace Deal (see Note 7), the Company's historical loss experience made it appropriate to record a valuation allowance for the total amount of deferred tax assets. During 1998, the Company's financial position and operating cost structure dramatically improved with the consummation of the Grace Deal and the sale of marketable equity securities in July 1998 (shortly after 1998 fiscal year-end), along with substantive restructuring efforts and strategic capital expenditures in recent years. As a result, management determined that realization of the deferred tax assets remaining after the Grace Deal was more likely than not. Accordingly, the valuation allowance was eliminated during fiscal 1998. There was no income tax expense or benefit for the fiscal year ended June 27, 1997, due to the net operating loss position of the Company and the recording of the valuation allowance discussed above.

10. COMMON STOCKHOLDERS' EQUITY:

  Amendment to Authorized Shares and Stock Split

     Effective June 24, 1999, the stockholders authorized an amendment to the Company's certificate of incorporation to increase the aggregate authorized shares of common stock from 2,000,000 to 40,000,000. In addition, a twenty-for-one split of common stock was effected. The par value of all shares remained at $0.01 per share. Stockholders' equity has been restated by reclassifying from

                           BAKER & TAYLOR CORPORATION
additional paid-in-capital to common stock the par value of the additional shares arising from the split. All references in the accompanying consolidated financial statements to the number of common shares and to per share amounts have been restated to reflect the stock split.

  Accumulated Other Comprehensive Income

     The accumulated balances and activity, including the related income tax effect, for each component of accumulated other comprehensive income are as follows (in thousands):

                                                         UNREALIZED GAIN    ACCUMULATED
                                       UNREALIZED GAIN     ON INDEXED          OTHER
                                        ON MARKETABLE         DEBT         COMPREHENSIVE
                                         SECURITIES        INSTRUMENT          INCOME
                                       ---------------   ---------------   --------------
Balance at June 27, 1997.............     $      0           $     0          $      0
     Unrealized gain.................       38,768                 0            38,768
     Income tax effect...............      (15,507)                0           (15,507)
                                          --------           -------          --------
Balance at June 26, 1998.............       23,261                 0            23,261
     Unrealized gain.................       28,374             4,357            32,731
     Income tax effect...............      (11,350)           (1,743)          (13,093)
     Reclassification adjustment.....      (51,019)                0           (51,019)
     Income tax effect...............       20,407                 0            20,407
                                          --------           -------          --------
Balance at June 25, 1999.............     $  9,673           $ 2,614          $ 12,287
                                          ========           =======          ========

  Stock Option Plans

     The Company issued time-vesting stock options to certain officers as an incentive for their continued employment with the Company. In September 1998, all options outstanding to purchase 137,760 shares at $0.13 per share were exercised.

     In July 1995, pursuant to a series of stock option agreements, the Company issued performance-based options for 1,500,000 shares to certain members of management and the Board of Directors as an incentive for their increased efforts and continued service to the Company. These options were performance based and the 1995 agreement included defined levels of annual performance to be attained during each of the fiscal years 1996, 1997 and 1998. The 1996 performance level was not attained. However, in October 1996, the Board of Directors elected to consider the performance level attained resulting in the vesting of one-third of the options at an exercise price of $0.40 per share, subject to the provisions of the plan. The 1997 performance level was not attained and, accordingly, one-third of the options granted were not exercisable. In January 1998, the Board of Directors elected to consider the 1998 performance level attained, resulting in the vesting of the final third of the options at an exercise price of $0.48 per share, subject to the provisions of the plan. Accordingly, at June 26, 1998, options for 880,000 shares were vested with the remaining options being forfeited because the defined performance objectives were not attained. The Company recorded compensation expense of $300,000 in fiscal 1998 relating to this plan. All of the options were exercised in September 1998.

     Effective April 30, 1999, 900,000 options were granted to certain employees. These options vest over a five-year period, subject to discretionary acceleration by the Board of Directors. In addition, 240,000 options were granted to two directors that were immediately vested and exercisable. All options will expire in 2009, if not previously exercised. The option exercise price of $4.05 per share was established based upon an independent appraisal of the Company's fair value at the date of grant.

                           BAKER & TAYLOR CORPORATION

Accordingly, no compensation expense has been recorded in conjunction with the grant of these options.

     A summary of stock option activity follows:

                                              TIME VESTING           PERFORMANCE
                                                OPTIONS             BASED OPTIONS
                                          --------------------   --------------------
                                                      WEIGHTED               WEIGHTED
                                           SHARES     AVERAGE     SHARES     AVERAGE
                                            UNDER      SHARE       UNDER      SHARE
                                           OPTION      PRICE      OPTION      PRICE
                                          ---------   --------   ---------   --------
Outstanding at June 28,1996.............    137,760    $0.13     1,380,000    $0.44
Granted.................................          0     0.00       100,000     0.44
Forfeited...............................          0     0.00      (160,000)    0.44
                                          ---------              ---------
Outstanding at June 27, 1997............    137,760     0.13     1,320,000     0.44
Forfeited...............................          0     0.00      (440,000)    0.44
                                          ---------              ---------
Outstanding at June 26, 1998............    137,760     0.13       880,000     0.44
Exercised...............................   (137,760)    0.13      (880,000)    0.44
Granted.................................  1,140,000     4.05             0     0.00
                                          ---------              ---------
Outstanding at June 25, 1999............  1,140,000     4.05             0     0.00
                                          =========    =====     =========    =====
Remaining contractual life..............  9.8 years                      0
                                          =========              =========
Options exercisable at June 25, 1999....    240,000    $4.05             0
                                          =========    =====     =========

     Pursuant to the requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" the following disclosures are presented to reflect the Company's pro forma net income (loss) for fiscal 1997, 1998 and 1999, as if the fair value method of accounting prescribed by SFAS No. 123 had been used. In preparing these disclosures, the Company has determined the value using the minimum value method, as discussed in SFAS No. 123, and based on the following assumptions: expected lives of 7.5 years, a risk-free rate ranging from 5.4% to 5.9% and a zero expected dividend rate.

     Using these assumptions, the fair value per share of the performance-based option awards in 1998 and the stock option grant in 1999 was approximately $0.79 and $1.31, respectively. Had compensation expense been determined consistent with SFAS No. 123, utilizing the assumptions

                           BAKER & TAYLOR CORPORATION
above with amortization of compensation cost over the vesting period, the Company's net income (loss) would have been impacted as follows (in thousands, except per share amounts):

                                                            FISCAL YEAR ENDED
                                                       ---------------------------
                                                        1997      1998      1999
                                                       -------   -------   -------
Net income (loss):
     As reported.....................................  $(2,962)  $52,699   $21,957
     Pro forma.......................................   (2,962)   52,465    21,725
Basic EPS:
     As reported.....................................  $ (0.14)  $  2.55   $  1.07
     Pro forma.......................................    (0.14)     2.54      1.06
Diluted EPS:
     As reported.....................................  $ (0.14)  $  2.52   $  1.06
     Pro forma.......................................    (0.14)     2.50      1.05
                                                       =======   =======   =======

  Share Repurchases

     During fiscal 1995, two former employees exercised their rights to sell to the Company 800,000 and 134,000 shares for $0.65 and $0.55 per share, respectively, under various buyback agreements. In July 1998, these shares were repurchased and retired.

11. EARNINGS PER SHARE:

     The computation of basic income (loss) before extraordinary item per share was based on the weighted average number of shares of common stock outstanding. The computation of diluted income (loss) before extraordinary item per share was based on the weighted average number of shares of common stock and common stock equivalents outstanding. In accordance with SFAS No. 128, the following tables reconcile income (loss) before extraordinary item and weighted average shares outstanding to the amounts used to calculate basic and diluted earnings per share for 1997, 1998 and 1999 (amounts in thousands, except per share amounts):

                              FISCAL YEAR ENDED           FISCAL YEAR ENDED           FISCAL YEAR ENDED
                                JUNE 27, 1997               JUNE 26, 1998               JUNE 25, 1999
                          -------------------------   -------------------------   -------------------------
                                              PER                         PER                         PER
                                             SHARE                       SHARE                       SHARE
                           LOSS     SHARES   AMOUNT   INCOME    SHARES   AMOUNT   INCOME    SHARES   AMOUNT
                          -------   ------   ------   -------   ------   ------   -------   ------   ------
Basic earnings per
  share.................  $(2,962)  20,646   $(0.14)  $23,979   20,646   $1.16    $21,957   20,521   $ 1.07
Effect of stock option
  plans.................        0        0       0          0      299   (0.01)         0      170    (0.01)
                          -------   ------   ------   -------   ------   ------   -------   ------   ------
Diluted earnings per
  share.................  $(2,962)  20,646   $(0.14)  $23,979   20,945   $1.15    $21,957   20,691   $ 1.06
                          =======   ======   ======   =======   ======   ======   =======   ======   ======

12. RESTRUCTURING OF OPERATIONS:

     During the fourth quarter of 1999, the Company initiated a restructuring and integration plan and recorded a charge of $7.4 million. The plan will result in the closure of eight of the Company's smaller leased distribution centers and redundant administrative offices and will result in the severance of approximately 350 warehouse and administrative employees. In addition, the Company will relocate two of its remaining owned distribution centers to larger facilities and increase the size

                           BAKER & TAYLOR CORPORATION
of two additional distribution centers in order to expand overall capacity and more efficiently serve the Company's markets.

     The major components of the fiscal 1999 charge and the remaining accrual balance as of June 25, 1999, are as follows (in thousands):

                                                      ORIGINAL   AMOUNTS    REMAINING
                                                      RESERVE    UTILIZED    RESERVE
                                                      --------   --------   ---------
Employee severance benefits.........................   $1,340    $     0     $1,340
Exit costs, including commitments for leased
  facilities........................................    2,050          0      2,050
Impairment of owned warehouse facilities............    3,960     (3,960)         0
                                                       ------    -------     ------
                                                       $7,350    $(3,960)    $3,390
                                                       ======    =======     ======

     It is currently anticipated that the restructuring and integration activities will be completed during fiscal 2000.

13. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The estimated fair values of the Company's financial instruments are summarized as follows (in thousands):

                                                JUNE 26, 1998           JUNE 25, 1999
                                            ---------------------   ---------------------
                                            CARRYING   ESTIMATED    CARRYING   ESTIMATED
                                             AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                            --------   ----------   --------   ----------
Marketable equity securities..............  $42,413     $42,413     $16,528     $16,528
Short-term borrowing......................        0           0      10,468      10,468
Long-term debt, including current
  portion.................................   10,816      10,816      10,083      10,083
Interest rate swap........................        0          (5)          0         237
                                            =======     =======     =======     =======

     MARKETABLE EQUITY SECURITIES -- The fair value is based upon quoted market prices.

     SHORT-TERM BORROWING -- The fair value of this indexed debt agreement is estimated based upon the settlement value determined using the quoted market price of the underlying equity securities.

     LONG-TERM DEBT -- The fair value of the long-term debt of the Company approximates the carrying value.

     INTEREST RATE SWAP -- The fair value of the interest rate swap is based on the quoted market price as if the agreement was entered into on the measurement date.

     Carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, trade accounts receivable, retained interest in pool of receivables, trade accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments.

     Fair value estimates are made at a specific point in time, based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

                           BAKER & TAYLOR CORPORATION

14. RELATED-PARTY TRANSACTIONS:

     An annual fee of $350,000, included in operating expenses, is paid to The Carlyle Group for services performed on a continuing basis. The Carlyle Group, a merchant bank, manages investment funds which represent a majority ownership of the Company.

15. INFORMATION ABOUT THE COMPANY'S OPERATIONS:

     SFAS No. 131, "Disclosures about Segments of a Business Enterprise and Related Information," requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Generally, financial information is required to be reported on the basis that is used internally for evaluating segment performance. SFAS No. 131 also requires that a public business enterprise report descriptive information about the way the operating segments were determined and the products and services provided by the operating segments.

     In July 1999, the Company announced a comprehensive plan to reorganize its operations into two distinct segments -- retailer and institutional. Both segments are engaged in the distribution of books, audio books, calendars, videocassettes, audiocassettes, compact discs and digital videodiscs. In addition, both segments provide unique information services built around the Company's proprietary databases as well as specialized consulting and outsourcing services. The retailer segment serves Internet, superstore, and independent and chain retailers, along with international customers. The institutional segment primarily serves public, academic and school libraries and various departments of federal and local governments. The distribution and administrative functions support both of these sales-focused segments.

     Management evaluates the performance of the retailer and institutional segments based upon sales performance and profitability at the direct gross margin level. Distribution and administrative functions are evaluated using cost based criteria. The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies.

                           BAKER & TAYLOR CORPORATION

     Information about the Company's segments is presented below (in thousands).

                                                             YEARS ENDED
                                                   --------------------------------
                                                     1997       1998        1999
                                                   --------   --------   ----------
Net sales:
     Retailer....................................  $487,035   $534,580   $  643,878
     Institutional...............................   341,746    348,662      377,496
                                                   --------   --------   ----------
          Total net sales........................  $828,781   $883,242   $1,021,374
                                                   ========   ========   ==========
Direct gross margin:
     Retailer....................................  $ 57,009   $ 66,301   $   89,266
     Institutional...............................    75,112     77,036       83,854
                                                   --------   --------   ----------
          Total direct gross margin..............   132,121    143,337      173,120
Freight and other costs of sales.................     7,073      7,690        8,977
                                                   --------   --------   ----------
          Total gross margin.....................   125,048    135,647      164,143
Operating expenses, including restructuring
  charge.........................................   117,773    126,656      154,294
                                                   --------   --------   ----------
          Total operating income.................     7,275      8,991        9,849
Loss on sales of receivables.....................     6,130      6,382        6,511
Interest expense.................................     4,349      1,302        1,195
Interest income..................................      (777)    (1,087)      (1,680)
Other expense (income), including net gains on
  investments....................................       535      1,480      (32,995)
                                                   --------   --------   ----------
Net income (loss) from operations before taxes...    (2,962)       914       36,818
Income tax expense (benefit).....................         0    (23,065)      14,861
                                                   --------   --------   ----------
Net income (loss) from continuing operations.....  $ (2,962)  $ 23,979   $   21,957
                                                   ========   ========   ==========

     The Company does not report information regarding assets by segment.

     Net sales for the Company's primary product groups are as follows (in thousands):

                                                             YEARS ENDED
                                                   --------------------------------
                                                     1997       1998        1999
                                                   --------   --------   ----------
Books............................................  $456,368   $490,705   $  608,850
Pre-recorded video products......................   251,584    286,514      324,350
Pre-recorded audio products......................    81,823     67,594       49,809
Electronic business information services.........     4,131      7,487       11,619
Processing services..............................     8,190      9,011       10,748
Other............................................    26,685     21,931       15,998
                                                   --------   --------   ----------
          Total..................................  $828,781   $883,242   $1,021,374
                                                   ========   ========   ==========

     The Company's sales to customers outside the United States are not significant.

     The Company performs periodic credit evaluations of its customers' financial condition and, although the Company does not generally require collateral, it does require cash payments in advance when the assessment of credit risk associated with a customer is substantially higher than normal. Receivables are generally due within 30 to 60 days (domestic) or 60 to 90 days (international), and

                           BAKER & TAYLOR CORPORATION
credit losses have consistently been within management's expectations and are provided for in the consolidated financial statements.

     During fiscal 1999, the Company's top five customers accounted for approximately 29% of net sales. There were no customers in excess of 10% of consolidated net sales in 1997; one at 11% in 1998; and one at 13% in 1999. These significant customers are part of the retailer segment.

16. COMMITMENTS AND CONTINGENCIES:

  Leases and Contractual Commitments

     The Company leases certain of its offices, operating facilities, automobiles, computers and office equipment for periods extending over the next five years. Rental expense under these leases for fiscal years, 1997, 1998 and 1999 was $6.8 million, $4.8 million and $4.3 million, respectively. Future minimum lease commitments under operating leases, excluding amounts for periods after the exit of certain facilities (Note 12) as of June 25, 1999, are as follows (in thousands):

2000........................................................  $ 5,895
2001........................................................    4,577
2002........................................................    2,985
2003........................................................    2,847
2004........................................................    2,573
Thereafter..................................................   30,778
                                                              -------
                                                              $49,655
                                                              =======

     The Company has entered into a contract with a third-party vendor to operate and manage certain information technology activities. This vendor is responsible for system and network support and application development. The contract expires in March 2003, and minimum payments due under the contract are as follows (in thousands):

2000........................................................  $ 8,899
2001........................................................    8,686
2002........................................................    8,495
2003........................................................    6,385
                                                              -------
                                                              $32,465
                                                              =======

  Other Commitments

     During 1999, the Board of Directors authorized capital expenditures of $38.5 million related to the expansion and relocation of four of its distribution centers, which is expected to be completed during fiscal 2000. As of June 25, 1999, approximately $35 million of these costs were yet to be incurred.

  Litigation

    Federal and State False Claims Litigation

     In June 1995, two individuals filed a claim against the Company and Grace on behalf of the United States of America and the State of California under the federal False Claims Act and the California False Claims Act, respectively. In early 1997, the federal government and the State of

                           BAKER & TAYLOR CORPORATION

California elected to intervene in the case. The two individuals subsequently were dismissed from the case for lack of jurisdiction and other reasons. In June 1999, the Company reached a settlement agreement with the federal government. All claims asserted by the federal government in the False Claims Act case were dismissed with prejudice in exchange for a payment of $3.0 million. The cost of this settlement has been included in operating expenses in the fiscal 1999 consolidated statement of operations.

     The claims of the State of California remain and the case is pending in the federal district court. The complaint alleges, among other things, that the Company engaged in a practice of fraudulently overcharging institutional customers which received federal funds. Specifically, the complaint alleges that the Company failed to provide these institutional customers with agreed upon discounts on certain classes of books. If the federal court allows the State of California's case to go forward, the Company could be subject to as yet unspecified damages. The State of California has asserted that for the time period of 1985 to 1995, it is entitled to total damages in excess of $20 million. Final damages, if any, could be higher or lower than this amount. The Company disputes not only its liability to the State of California, but also the calculation of damages.

     In July 1998, 17 additional states moved to intervene in the False Claims Act case. The proposed complaint purports to state causes of action under the states' deceptive or unfair trade practices statutes and/or false claim statutes, in addition to various state common law theories of recovery. The proposed complaint essentially repeats the allegations of overcharging stated in the False Claims Act case. It seeks actual and, with respect to some states, treble damages in an unspecified amount. The judge heard oral argument on the motion to intervene in November 1998, but has not yet ruled on the motion.

     The Company believes that these matters are without merit and intends to vigorously defend against the plaintiffs' claims. No discovery schedule has been established for the remaining state actions. No trial date has been set and management is unaware of when a trial date will be set. Because of the slow pace and management's belief that the plaintiffs will be unable to substantiate their claims, at this time an estimate cannot be made of the possible range of loss, if any, that may result from the suit.

  Ohio Litigation

     In May 1999, the State of Ohio sued on behalf of a number of state and local libraries, again repeating the allegations of overcharging made in the False Claims Act case. The complaint seeks recovery under Ohio's Deceptive Trade Practices Act as well as various common law theories, including breach of contract, unjust enrichment, payment by mistake and fraud. The Company and co-defendant, Grace, have moved to dismiss the amended complaint on grounds that it is untimely and fails to plead fraud-based claims with the required particularity. The State of Ohio has filed an opposition to the motion. The Company intends to vigorously defend against the complaint.

  Other

     The Company is also involved in various other lawsuits arising in the normal course of business. The ultimate outcome of all legal proceedings to which the Company is a party will not, in the opinion of the Company's management based on the facts presently known to it, have a material adverse effect on the consolidated financial condition or results of operations of the Company.

                           BAKER & TAYLOR CORPORATION

17. SUBSEQUENT EVENT:

  Acquisition of Yankee Book Peddler, Inc.

     On June 30, 1999, the Company completed the acquisition of the outstanding stock of Yankee Book Peddler, Inc. (YBP), for $14.8 million, net of $3.2 million cash acquired, and the assumption of $2.0 million in debt. YBP is a full-service bookseller specializing in academic book approval plans and library technical processing. YBP will merge with the Company's Academic Library Services operations and will operate under the name YBP Library Services.

  Initial Public Offering

     The Company is pursuing an initial public offering of its common stock. The offering contemplates the sale of shares of common stock at an offering price yet to be determined.

  1999 Stock Plan

     In July 1999, the board of directors authorized the adoption of a stock compensation plan. The plan authorizes the grant of options to acquire 1.2 million shares of common stock. Options under the plan will become exercisable over a five-year period and will expire ten years from grant if not exercised. As of July 22, 1999, there have been no grants under this plan.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

            , 1999

                           BAKER & TAYLOR CORPORATION

                                       SHARES OF COMMON STOCK

                            ------------------------

                                   PROSPECTUS
                            ------------------------

DONALDSON, LUFKIN & JENRETTE   CREDIT SUISSE FIRST BOSTON

                            BEAR, STEARNS & CO. INC.

                            ------------------------
                                 DLJDIRECT INC.
--------------------------------------------------------------------------------

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE YOU WRITTEN INFORMATION OTHER THAN THIS PROSPECTUS OR TO MAKE REPRESENTATIONS AS TO MATTERS NOT STATED IN THIS PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER AFTER THE DATE OF THIS PROSPECTUS SHALL CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR THE AFFAIRS OF BAKER & TAYLOR HAVE NOT CHANGED SINCE THE DATE OF THIS PROSPECTUS.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

UNTIL              , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, THAT EFFECT TRANSACTIONS IN THESE SHARES OF COMMON STOCK MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER IN THIS OFFERING AND WHEN SELLING PREVIOUSLY UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses, all of which will be borne by the Registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee and the NASD filing fee.

SEC Registration Fee........................................  $ 20,850
                                                              --------
NASD Filing Fee.............................................     8,000
                                                              --------
     Listing Fee............................................     *
Transfer Agent Fees.........................................     *
Accounting Fees and Expenses................................     *
Legal Fees and Expenses.....................................     *
Printing and Mailing Expenses...............................     *
Miscellaneous...............................................     *
          Total.............................................  $  *
                                                              --------

-------------------------

* To be supplied by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware ("Section 145") permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

     In the case of an action by or in the right of the corporation, Section 145 permits the corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the corporation. No indemnification may be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding two paragraphs, Section 145 requires that such person be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     Section 145 provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145.

     Our Certificate provides that one of our officers or directors will not be personally liable to us or our stockholders for monetary damages for any breach of his fiduciary duty as an officer or director, except in certain cases where liability is mandated by the DGCL. The provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws. The Certificate also generally provides that we will indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding (each, a "Proceeding") by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director, officer, employee or agent of another entity, against expenses incurred by him in connection with such Proceeding. An officer or director shall not be entitled to indemnification from us if (i) the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests, or (ii) with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.

     Our Bylaws provide that we will indemnify any person who is made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was our director or officer, and may indemnify any of our employees or agents in those circumstances, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding. No indemnification may be provided for any person who shall have been finally adjudicated not to have acted honestly or in the reasonable belief that his or her action was in or not opposed to our best interests or who had reasonable cause to believe that his or her conduct was unlawful. Indemnification must be provided to any of our directors, officers, employees or agents to the extent the person succeeded, on the merits or otherwise, in defense of any action or claim described above. Any indemnification under this provision of the Bylaws, unless required under the Bylaws or ordered by a court, can be made only as authorized in each specific case upon a determination by a majority of disinterested directors or by independent legal counsel or by the stockholders that such indemnification is appropriate under the standard set forth in the preceding sentence.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Set forth in chronological order is information regarding all securities sold and stock options granted by the Registrant since August 31, 1996. Further included is the consideration, if any, received by the Registrant for such securities, and information relating to the section of the Securities Act of 1933, as amended (the "Securities Act"), and the rules of the Securities and Exchange Commission under which exemption from registration was claimed. All awards of options did not involve any sale under the Securities Act. None of these securities were registered under the Securities Act. No sale of securities involved the use of an underwriter and no commissions were paid in connection with the sales of any securities.

     1. In April 1999, we granted to employees and directors options to purchase
an aggregate of        shares of common stock with an exercise price of $
per share. The issuance of these securities were not registered under the Securities Act in reliance upon Rule 701 of the rules promulgated under the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

EXHIBIT
  NO.                                  DESCRIPTION
-------                                -----------
  1.1     --   Form of Underwriting Agreement.*
  3.1     --   Amended and Restated Certificate of Incorporation of the
               Registrant.*
  3.2     --   By-Laws of the Registrant.*
  4.1     --   Specimen Certificate for shares of common stock, $     par
               value, of the Registrant.*
  5.1     --   Opinion of Latham & Watkins with respect to the validity of the securities being offered.*
 21.1     --   Subsidiaries of the Registrant.*
 23.1     --   Consent of Arthur Andersen LLP.
 24.1     --   Power of Attorney (included on page II-5).
 27.1     --   Financial Data Schedule.

-------------------------
* To be filed by amendment.

     (b) Schedules

         Schedule I -- Condensed Financial Information of Registrant
         Schedule II -- Valuation and Qualifying Accounts

     All other schedules have been omitted because they are not required or because the required information is given in the Consolidated Financial Statements or Notes thereto.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions contained in the Articles of Incorporation, as amended, and By-Laws, as amended, of the Registrant and the laws of the State of Delaware or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matters have been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, Baker & Taylor Corporation has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Charlotte, North Carolina on July 23, 1999.

                                      BAKER & TAYLOR CORPORATION

                                      By:       /s/ CRAIG M. RICHARDS
                                         ---------------------------------------
                                                Craig M. Richards
                                               President and Chief
                                                Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Craig M. Richards, Edward H. Gross, Susan
E. Backstrom and Philip B. Dolan and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments thereto (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                       NAME                                        TITLE                    DATE
                       ----                                        -----                    ----

               /s/ CRAIG M. RICHARDS                 President and Chief Executive      July 23, 1999
---------------------------------------------------    Officer (Principal Executive
                 Craig M. Richards                     Officer)

                /s/ EDWARD H. GROSS                  Executive Vice President, Chief    July 23, 1999
---------------------------------------------------    Administrative Officer and
                  Edward H. Gross                      Chief Financial Officer
                                                       (Principal Financial and
                                                       Accounting Officer)

               /s/ PATRICK W. GROSS                  Director and Chairman              July 23, 1999
---------------------------------------------------
                 Patrick W. Gross

             /s/ JOSEPH R. WRIGHT, JR.               Director and Co-Chairman           July 23, 1999
---------------------------------------------------
               Joseph R. Wright, Jr.

                       NAME                                        TITLE                    DATE
                       ----                                        -----                    ----

              /s/ DANIEL A. D'ANIELLO                Director and Vice Chairman         July 23, 1999
---------------------------------------------------
                Daniel A. D'Aniello

                /s/ PHILIP B. DOLAN                  Director                           July 23, 1999
---------------------------------------------------
                  Philip B. Dolan

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULES

To Baker & Taylor Corporation:

We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of Baker & Taylor Corporation and subsidiaries included in this registration statement, and have issued our report thereon dated July 22, 1999. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in Item 16(b) of this registration statement are the responsibility of the Company's management and are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statement taken as a whole.

                                          /s/ ARTHUR ANDERSEN LLP

Charlotte, North Carolina,
  July 22, 1999.

                           BAKER & TAYLOR CORPORATION
          SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                            CONDENSED BALANCE SHEETS
                                 (in thousands)

                                                              JUNE 26,   JUNE 25,
                                                                1998       1999
                                                              --------   --------
                                     ASSETS
Current assets..............................................  $     0    $   410
Investment in and advances to subsidiaries..................   28,903     29,896
                                                              -------    -------
                                                              $28,903    $30,306
                                                              =======    =======
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities.........................................  $    --    $   117
Other liabilities...........................................       --     15,025
                                                              -------    -------
          Total liabilities.................................       --     15,142
                                                              -------    -------
Common stock................................................      206        207
Other stockholders' equity..................................   28,697     14,957
                                                              -------    -------
          Total stockholders' equity........................   28,903     15,164
                                                              -------    -------
                                                              $28,903    $30,306
                                                              =======    =======

                           BAKER & TAYLOR CORPORATION
          SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                       CONDENSED STATEMENTS OF OPERATIONS
                                 (in thousands)

                                                                    FISCAL YEAR ENDED
                                                              ------------------------------
                                                              JUNE 27,   JUNE 26,   JUNE 25,
                                                                1997       1998       1999
                                                              --------   --------   --------
Expenses, net of tax........................................  $(4,309)   $  (481)   $  (342)
Extraordinary item, net of tax..............................       --     28,720         --
Equity in income of subsidiaries............................    1,347     24,460     22,299
                                                              -------    -------    -------
Net income (loss)...........................................  $(2,962)   $52,699    $21,957
                                                              =======    =======    =======

                           BAKER & TAYLOR CORPORATION
          SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                       CONDENSED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                    FISCAL YEAR ENDED
                                                              ------------------------------
                                                              JUNE 27,   JUNE 26,   JUNE 25,
                                                                1997       1998       1999
                                                              --------   --------   --------
OPERATING ACTIVITIES
  Net cash used in operating activities.....................  $    --    $    --    $   (442)
                                                              -------    -------    --------
INVESTING ACTIVITIES
  Net cash used in investigating activities.................       --         --        (425)
                                                              -------    -------    --------
FINANCING ACTIVITIES
  Proceeds from term loan...................................       --         --      15,000
  Repurchases of common stock...............................       --         --        (125)
  Proceeds from exercise of stock options...................       --         --         407
  Dividend paid.............................................       --         --     (25,004)
  Debt retirement...........................................       --     (5,325)         --
  Intercompany transfers from (to) subsidiaries.............       --      5,325     (14,648)
  Dividends received from subsidiary........................       --         --      25,429
                                                              -------    -------    --------
          Net cash provided by investing activities.........       --         --       1,059
                                                              -------    -------    --------
Net increase in cash and cash equivalents...................       --         --         192
Cash and cash equivalents, beginning of period..............       --         --          --
                                                              -------    -------    --------
Cash and cash equivalents, end of period....................  $    --    $    --    $    192
                                                              =======    =======    ========

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

1.  PRESENTATION:

     These condensed financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information presented not misleading. For disclosures regarding commitments and contingencies, see Notes 12, 16 and 17 to Consolidated Financial Statements.

     Prior to December 9, 1998 Baker & Taylor Corporation had one wholly-owned subsidiary, Baker & Taylor, Inc., which conducts all of the operating activities of the Company. On December 9, 1998, an existing dormant subsidiary of Baker & Taylor Inc. was renamed Baker & Taylor Benefits Management Corp. and became a subsidiary of the parent whose purpose is to hold and manage the medical liabilities of the Company.

2.  SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR ADDITIONAL DISCLOSURES.

                           BAKER & TAYLOR CORPORATION
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
   FOR THE FISCAL YEARS ENDED JUNE 25, 1999, JUNE 26, 1998 AND JUNE 27, 1997
                                 (in thousands)

                                                      BALANCE AT   CHARGE TO
                                                      BEGINNING    COSTS AND                BALANCE AT
                    DESCRIPTION                        OF YEAR     EXPENSES    DEDUCTIONS   END OF YEAR
                    -----------                       ----------   ---------   ----------   -----------
FISCAL YEAR ENDED JUNE 25, 1999
  Reserve for uncollectible amounts -- trade
     accounts receivable............................    $  610      $  297      $  (565)      $  342
  Reserve for uncollectible amounts -- retained
     interest in pool of receivables................     4,555       3,263       (3,205)       4,613
  Restructuring reserves............................     --          7,350       (3,960)       3,390
FISCAL YEAR ENDED JUNE 26, 1998
  Reserve for uncollectible amounts -- trade
     accounts receivable............................       477         480         (347)         610
  Reserve for uncollectible amounts -- retained
     interest in pool of receivables................     3,858       1,542         (845)       4,555
  Restructuring reserves............................     --          --           --           --
FISCAL YEAR ENDED JUNE 27, 1997
  Reserve for uncollectible amounts -- trade
     accounts receivable............................       433         221         (177)         477
  Reserve for uncollectible amounts -- retained
     interest in pool of receivables................     3,806       1,335       (1,283)       3,858
  Restructuring reserves............................     --          --           --           --

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                  DESCRIPTION
-------                                -----------
  1.1     --   Form of Underwriting Agreement.*
  3.1     --   Amended and Restated Certificate of Incorporation of the
               Registrant.*
  3.2     --   By-Laws of the Registrant.*
  4.1     --   Specimen Certificate for shares of common stock, $     par
               value, of the Registrant.*
  5.1     --   Opinion of Latham & Watkins with respect to the validity of the securities being offered.*
 21.1     --   Subsidiaries of the Registrant.*
 23.1     --   Consent of Arthur Andersen LLP.
 23.2     --   Consent of Latham & Watkins (included in Exhibit No. 5.1).
 24.1     --   Power of Attorney (included on page II-5).
 27.1     --   Financial Data Schedule.

-------------------------
* To be filed by amendment.